As filed with the Securities and Exchange Commission on January 29, 2008
Registration No. 333-145254

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-1
Registration Statement Under
The Securities Act of 1933

ALLEGRO MICROSYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	3674	22-3056180
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Number)	(I.R.S. Employer Identification Number)

115 Northeast Cutoff
Worcester, MA 01606
508-853-5000
(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Dennis H. Fitzgerald
President and Chief Executive Officer
Allegro MicroSystems, Inc.
115 Northeast Cutoff
Worcester, MA 01606
508-853-5000
(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Yoshiki Shimada, Esq. Alan L. Jakimo, Esq. Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 212-839-5300	William B. Brentani, Esq. Simpson Thacher & Bartlett LLP 2550 Hanover Street Palo Alto, CA 94304 650-251-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 29, 2008

PROSPECTUS

           Shares

Common Stock

This is the initial public offering of the common stock of Allegro MicroSystems, Inc. We are offering           shares of our common stock and the selling stockholder named in the prospectus is offering           shares of our common stock. We will not receive any proceeds from the sale of shares sold by the selling stockholder. No public market currently exists for our common stock.

We have applied to have our common stock listed on the NASDAQ Global Select Market under the symbol “ALGM.” We anticipate that the initial public offering price will be between $      and $      per share.

Prior to this offering, we have been a wholly owned subsidiary of Sanken Electric Co., Ltd. and following this offering Sanken Electric Co., Ltd. is expected to own approximately     % of the total number of shares of our outstanding common stock (assuming no exercise of the underwriters’ over-allotment option). As such, we intend to rely on the “Controlled Company” exemption under the NASDAQ Marketplace Rules and have a board of directors that is comprised of less than a majority of independent directors.

Investing in our common stock involves risks. See “Risk Factors”
beginning on page 7.

	Per Share	Total

Price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)	$	$
Proceeds to the selling stockholder (before expenses)	$	$

We and the selling stockholder have granted the underwriters a 30-day option to purchase up to an additional           shares on the same terms and conditions as set forth above if the underwriters sell more than           shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about          , 2008.

Lehman Brothers	Daiwa Securities America Inc.

Oppenheimer & Co.	Piper Jaffray

          , 2008

Allegro® MicroSystems, Inc.

Magnetic Sensor ICs
Power and Power Management ICs

Markets Served: Automotive, Computer and Office Automation, Communications, Consumer and Industrial

You should rely only on the information contained in this prospectus or contained in any free writing prospectus filed with the Securities and Exchange Commission, or the SEC. We have not authorized anyone to provide you with information different from that contained in this prospectus.

We and the selling stockholder are offering to sell, and are seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

Through and including          , 2008 (25 days after the commencement of this offering), all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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PROSPECTUS SUMMARY

In this prospectus, “Allegro,” “our,” “we,” “us,” and similar expressions refer to Allegro MicroSystems, Inc., and its subsidiaries; “Sanken,” “our parent company,” and “the selling stockholder” refer to Sanken Electric Co. Ltd.; and “PSI” refers to our affiliate Polar Semiconductor, Inc.

Our fiscal year end is the 52-week or 53-week period ending on the Friday closest to the last day in March. The fiscal years ended March 30, 2007 and March 25, 2005 were 52-week periods. The fiscal year ended March 31, 2006 was a 53-week period. Unless the context indicates otherwise, whenever we refer in this prospectus to a particular year, with respect to ourselves, we mean the fiscal year ending in that particular calendar year. Our interim results are based on fiscal quarters of 13 or 14 weeks in duration. The fiscal quarter ended March 31, 2006 consisted of 14 weeks. All other fiscal quarters presented in this document consisted of 13 weeks. The first and second fiscal months of each fiscal quarter are four weeks in duration and the final fiscal month consists of five weeks. Each of our interim periods ends on a Friday. The operating results for any interim period are not necessarily indicative of results for any subsequent period or the full fiscal year.

Foreign currency exchange calculations are based on the September 28, 2007 exchange rates published in The Wall Street Journal on September 29, 2007, which are as follows: U.S.$1.00 = 114.88 Japanese yen and U.S.$1.00 = 45.208 Philippine pesos.

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this summary together with the entire prospectus, including the information presented under the heading “Risk Factors” and the more detailed information in the historical consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

Overview

We design, develop, manufacture and market magnetic sensor integrated circuits (ICs) and application-specific analog power semiconductors for the automotive, computer and office automation, communications, consumer and industrial markets. We are a leading provider, in terms of total net sales, of integrated Hall-Effect sensor ICs with applications in each of these markets. By detecting and measuring the strength of magnetic fields generated by various components in the systems and products in which they are installed, Hall-Effect sensor ICs are often used to determine the speed and position of these components and are also often used to sense the flow of electric current in these components. Our broad product portfolio of application-specific analog power ICs includes motor drivers and power interface drivers that are used in automotive electronic systems and computer and office automation products, such as printers and visual displays that use light-emitting diodes (LEDs). Our 40 years of experience in the semiconductor industry serves as our foundation for designing and manufacturing magnetic sensor ICs and analog power ICs, and enables our current expansion into the growing field of power management ICs.

Our product portfolio includes over 325 Allegro products across a range of high-performance analog and mixed-signal semiconductors, including magnetic sensor ICs, analog power ICs and power management ICs. During fiscal year 2007, we sold our products directly to approximately 140 original equipment manufacturers (OEMs), 33 distributors and 49 electronic manufacturing services (EMS) providers, many of which are leaders in their respective markets. In addition, we sold our products to a wide range of end customers in Japan through Sanken, our parent company. Through collaboration in product design with many of these customers, we are able to gain insights into trends in the markets we serve and the related needs of our customers for new and improved semiconductor technology and products. We believe that these insights enable us to develop leading-edge solutions, often in advance of our competitors. Our close relationship with Sanken provides us access to a broad base of leading Japanese customers in the automotive, consumer and computer and office automation markets for which we develop advanced products that can be sold worldwide. We offer product design and applications development support to our customers through design and application centers located in the Americas, Asia and Europe.

We employ both internal and external manufacturing capacity for wafer fabrication, assembly and testing. Our relationship with PSI, a wholly owned subsidiary of Sanken, provides us access to skilled analog process development capabilities and cost-effective wafer manufacturing capacity that utilizes our advanced wafer fabrication technology. This manufacturing approach allows us to leverage our intellectual capital in advanced wafer fabrication technology while reducing our capital investment requirements.

Our Relationship with Sanken

Prior to this offering, we have been a wholly owned subsidiary of Sanken, a Japanese company whose common stock is traded on the First Section of the Tokyo Stock Exchange. Sanken intends for the foreseeable future to maintain majority ownership of the outstanding shares of our common stock.

Sanken’s worldwide production, design, sales and distribution operations are organized in three segments: semiconductors (which includes Allegro), power modules and power supply equipment. Sanken’s semiconductor business segment, which includes power supply ICs, motor driver ICs, automotive ICs and discrete devices, complements our product lines. Sanken owns 100% of PSI, which operates a wafer fabrication facility in Bloomington, MN, where we have implemented our advanced wafer fabrication technology. For the fiscal year ended March 31, 2007, Sanken had net sales of approximately 203.8 billion Japanese yen (approximately U.S.$1,774.2 million) and net profits of 7.5 billion Japanese yen (approximately U.S.$65.3 million). For the six months ended September 30, 2007, Sanken had net sales of approximately 94.0 billion Japanese yen (approximately U.S.$817.9 million) and net profits of approximately 0.9 billion Japanese yen (approximately U.S.$7.5 million).

In addition to currently being our controlling stockholder, Sanken collaborates with us in the areas of marketing and distribution, technology development and manufacturing. We believe that the collaborative efforts between Sanken and us create synergistic opportunities and benefits, including access to Sanken’s extensive customer relationship, distribution, sales and technical support networks; access to the wafer manufacturing facility operated by our affiliate, PSI; and cost-effective, advanced joint technology development.

Industry Trends

The use of analog ICs and magnetic sensor ICs has rapidly increased across a wide range of applications due to the broad replacement of mechanical functions with semiconductor-based devices that improve the reliability and efficiency of such electro-mechanical systems as motors, information encoders and potentiometers for measuring voltages. The growing use of these two types of ICs has been particularly significant in the automotive, computer and office automation and communications markets. Within the automotive industry, for example, an increasing focus on fuel efficiency and safety has resulted in fundamental redesigns of automotive systems and the introduction of multiple electronically controlled systems, including hybrid vehicles, thereby increasing the number of semiconductors used in such systems. Within the computer and office automation market, consumer demand for increased functionality has also resulted in the increased use of analog ICs in a variety of applications. For example, increased demand for home office multi-function printing systems that perform printing, scanning and faxing functions has increased the demand for power ICs that enable this greater functionality.

Customer demand for more features and functionality in smaller, lower-cost ICs and IC packages has resulted in increased circuit integration and greater complexity in the IC design and manufacturing process. In order to more effectively deliver the benefits of higher integration to a customer, a semiconductor supplier must possess a broad range of engineering capabilities, including expertise in device modeling, the ability to optimize IC design and component interfaces based on system-level knowledge, and the ability to combine analog and digital designs on the same IC. Other required capabilities include the ability to manage the thermal, mechanical, magnetic and packaging engineering issues that affect the performance of a highly integrated system, as well as the capability to perform more complex assembly and test operations. As a result of these factors, the knowledge and skills required to design innovative, high-quality integrated analog and mixed-signal devices are highly specialized and can take many years to develop. Additionally, given the research and engineering lead times involved, close collaboration between semiconductor suppliers and their leading customers has become increasingly important. Finally, the semiconductor industry experiences sales cycles of varying length, requiring careful management of product lines, inventories and resources.

Our Competitive Strengths

Our key competitive strengths include the following:

We have leading market positions.  According to Gartner, Inc., we were the leading provider of magnetic sensor ICs in 2006. Within this market, Gartner, Inc. identified us as the second leading provider of magnetic sensor ICs for the automotive market. In addition, within the high-growth communications market for non-optical sensor ICs, we had the leading position in 2006, according to Gartner, Inc.

We have established technology leadership in the development of integrated magnetic sensor ICs and power ICs.  Our innovations in Hall-Effect sensor ICs include assemblies with magnets and magnetic field concentrators and circuit design techniques for multiple applications. Our power IC expertise is especially strong in the integration of multiple motor drivers and switching regulators on the same chip. We have a team of highly skilled engineers with analog design, test development and process technology development expertise.

Our business diversification provides a stable base with multiple growth opportunities.  Our total net sales are diversified across customers, sales channels, geographies and end markets. This enables us to continue to invest across business cycles, pursue multiple growth opportunities and leverage our research and development efforts across multiple products and end markets. In addition, for many of our customers, we are among a limited number of vendors who are prequalified to compete for their next-generation product requirements and are the sole supplier for many of our products. These relationships allow us to gain insight into the specifications for their products, providing us with multiple opportunities to expand our business.

We are well-positioned to access the Japanese markets.  We have leveraged Sanken’s customer relationships and extensive distribution and technical support networks to increase our sales in Japan. Relationships with leading Japanese manufacturers in the consumer and automotive markets are particularly valuable since many of the solutions created for customers in these markets are quickly adopted by other manufacturers outside of Japan.

We possess a flexible, advanced manufacturing infrastructure.  We optimize our manufacturing infrastructure through a mix of internal and external capacity.

Our management team is highly experienced.  Our senior management team averages 25 years of semiconductor industry experience and 20 years of service to Allegro and its predecessor entity. We believe that our team has demonstrated expertise in our business and has the capability to develop and execute successful business strategies through semiconductor industry cycles.

Our Strategy

Our objective is to enhance our position as a leading provider of analog semiconductor products. Key elements of our strategy include:

Leveraging our intellectual property and technology capabilities to pursue additional opportunities in high-growth markets.  We address high-growth markets by developing new applications that create synergies with our existing technologies and product portfolio. We are expanding our presence in the communications and consumer markets by leveraging our analog power IC design and process capabilities to develop new power management products and by applying our sensor design skills and our power supply and motor control applications expertise in the development of technologies for sensing electric current.

Rapidly introducing value-added products.  We believe that our research and development investments in the areas of product design, wafer fabrication technology enhancement and IC package development are critical to maintaining our competitive advantage. We intend to increase the pace of our new product introductions and enhance our research and development capabilities to enable us to continue to offer differentiated, value-added products to our customers.

Increasing the breadth and depth of our customer relationships.  We believe our close collaboration with industry-leading customers has provided us with market insights that enable us to focus our resources on developing innovative products. We intend to continue strengthening our relationships with existing customers by broadening our product portfolio to further satisfy their needs. Furthermore, we intend to continue broadening our customer base by enhancing our sales and marketing efforts.

Continuing to pursue a flexible and cost-effective manufacturing strategy.  We believe that our use of both internal and external manufacturing capacity provides a flexible and efficient manufacturing model that reduces capital requirements, lowers operating costs, ensures reliability of supply and supports our growth.

Continuing to improve our profit margins.  We expect to improve our profitability by enriching our product portfolio, rapidly introducing new, higher-margin products and reducing manufacturing costs. We expect to continue to improve our product mix by developing new products for growth markets that typically generate higher profit margins. We intend to place a particular focus on enhancing our margins by converting existing products to products using newer technologies.

Pursuing selective acquisitions and other strategic transactions.  We evaluate and pursue selective transactions to facilitate our entrance into new applications, add to our intellectual property and design resources, and diversify our product offerings. For example, our collaboration with PSI was a key factor in Sanken’s acquisition of PSI in July 2005.

Corporate Information

We were incorporated in Delaware in 1990 as the company through which Sanken acquired the semiconductor division of Sprague Electric Company (Sprague). Our principal executive offices are located at 115 Northeast Cutoff, Worcester, MA 01606, and our telephone number is (508) 853-5000. Our website is located at www.allegromicro.com. Information on our website should not be considered part of this prospectus.

Industry and Market Data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry publications and research, surveys and studies conducted by third parties. Industry publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that each of these publications, studies and surveys is reliable, we have not independently verified industry, market and competitive position data from third-party sources. While we believe our internal business research is reliable and the market definitions are appropriate, neither such research nor these definitions have been verified by any independent source.

In preparing this prospectus, we have relied on the following third-party publications and research:

•	Gartner, Inc., “Forecast: Application-Specific Analog ICs, Worldwide, 2006-2010,” S. Ohr, September 2007.

•	Gartner, Inc., “Semiconductor Forecast Database,” 4Q07 Update, November 2007.

•	Gartner, Inc., “Semiconductor Forecast Worldwide: Forecast Database,” A. Blanco et. al., 3Q07.

•	Gartner, Inc., “Dataquest Alert: Semiconductor Market Forecast,” R. Gordon, 3Q07.

•	World Semiconductor Trade Statistics (WSTS), November 2007 Forecast.

The Gartner, Inc. reports described herein (Gartner, Inc. Reports) represent data, research opinion or viewpoints published, as part of a syndicated subscription service available only to clients, by Gartner, Inc., a corporation organized under the laws of the State of Delaware, USA, and its subsidiaries, and are not representations of fact. Each Gartner, Inc. Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner, Inc. Reports are subject to change without notice.

The Offering

Common stock offered by us	shares

Common stock offered by the selling stockholder	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of common stock will be approximately $ million, assuming an offering price of $ (which is the mid-point of the range specified on the cover of this prospectus). We intend to use the net proceeds from the offering of shares by us for general corporate purposes, including amounts related to the repayment of a portion of our outstanding term loans, working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have no current commitments or agreements with respect to any acquisitions. We will not receive any proceeds from the shares sold by the selling stockholder. See “Use of Proceeds.”

Proposed NASDAQ Global Select Market symbol	“ALGM”

The number of shares of common stock that will be outstanding after this offering is calculated based on 25.0 million shares outstanding as of September 28, 2007 and excludes:

•	3,050,890 shares of common stock issuable upon the exercise of options outstanding as of September 28, 2007 at a weighted average exercise price of $7.25 per share (all such options, to the extent that such options are not currently vested, will vest at the time of this offering according to the provisions of our 2001 Stock Option Plan, pursuant to which no options will be granted following this offering); and

•	1,850,000 shares of common stock reserved for issuance under our 2007 Long-Term Incentive Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	an initial public offering price of $ per share, the mid-point of the initial public offering price range specified on the cover of this prospectus; and

•	that the underwriters do not exercise their over-allotment option to purchase an additional number of shares from us or the selling stockholder.

Risk Factors

Elsewhere in this prospectus we have described several categories of risk that affect our business. These include risks specifically related to our business and industry and risks related to our relationship with Sanken. In addition, a number of risks related to this offering can affect investment in our common stock. You should read the “Risk Factors” section of this prospectus for a more detailed explanation of these risks.

Summary Consolidated Financial Data

The following summary consolidated and as adjusted financial data should be read in conjunction with “Capitalization,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes to those consolidated financial statements included elsewhere in this prospectus.

Our historical results are not necessarily indicative of future operating results.

	Fiscal Year Ended					Six Months Ended
	March 28,	March 26,	March 25,	March 31,	March 30,	September 29,	September 28,
	2003	2004	2005	2006	2007	2006	2007
						(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Net sales	$199,717	$216,962	$227,463	$222,694	$257,837	$132,148	$131,290
Net sales to Sanken	43,449	48,408	54,913	62,361	62,904	29,096	27,099

Total net sales	243,166	265,370	282,376	285,055	320,741	161,244	158,389
Cost of goods sold	172,273	176,781	190,028	194,050	207,828	103,885	107,552

Gross profit	70,893	88,589	92,348	91,005	112,913	57,359	50,837
Operating expenses:
Selling, general and administrative	35,078	36,915	39,292	40,926	44,944	21,694	22,414
Research and development	23,150	28,862	35,239	35,493	38,906	18,969	21,285

Total operating expenses	58,228	65,777	74,531	76,419	83,850	40,663	43,699

Operating income	12,665	22,812	17,817	14,586	29,063	16,696	7,138
Interest expense	(4,681)	(3,250)	(2,642)	(2,638)	(1,942)	(1,114)	(660)
Foreign currency transaction gain (loss)	930	339	125	466	(417)	(368)	473
Interest income	435	92	178	333	441	195	297
Other	1,039	178	429	1,220	104	266	638

Income before income taxes	10,388	20,171	15,907	13,967	27,249	15,675	7,886
Income tax provision	1,436	1,758	333	2,385	6,149	4,899	2,455
Minority interest in net income of a subsidiary	—	—	22	24	25	12	13

Net income	$8,952	$18,413	$15,552	$11,558	$21,075	$10,764	$5,418

Earnings per share:
Basic	$0.36	$0.74	$0.62	$0.46	$0.84	$0.43	$0.22
Diluted	$0.36	$0.73	$0.59	$0.44	$0.81	$0.41	$0.21
Weighted average shares outstanding:
Basic	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Diluted	25,102	25,348	26,263	26,216	26,178	26,177	26,196

	As of September 28, 2007
	Actual	As Adjusted(3)
	(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$15,852	$
Working capital(1)	60,796
Total assets	211,147
Total debt(2)	17,508
Total stockholder’s equity	151,923

(1)	Excludes cash and cash equivalents and current portion of total debt.

(2)	Includes $10,266 (actual and as adjusted) of current portion of total debt.

(3)	The as adjusted balance sheet data reflects our receipt of estimated net proceeds of $ million from our sale of shares of our common stock that we are offering at an assumed initial public offering price of $ per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

An investment in our common stock involves risks. You should consider these risks carefully, as well as the other information in this prospectus. If any of these risks actually occurs, our business could be harmed materially. In that event, the trading price of our common stock might decline, and you might lose all or part of your investment. Additional risks and uncertainties not presently known to us or not believed by us to be material may also negatively impact us.

Risks Related to Our Business and Industry

We face intense competition and may not be able to compete effectively, which could reduce our market share and decrease our net sales and profitability.

We are engaged in an intensely competitive segment of the global semiconductor industry. Our competitive landscape includes rapid technological change in product design and manufacturing technology, continuing declines in unit prices, and customers that make purchase decisions based on a mix of factors of varying importance. The most important competitive factors that we face are time to market, system and application expertise and product quality and reliability. The relative importance placed on each of these factors varies from customer to customer and from market to market. Our ability to compete in this environment depends on such factors as our ability to identify emerging markets and technology trends in an accurate and timely manner, introduce new products and implement new manufacturing technologies at a sustainable pace, maintain the performance and quality of our products and manufacture our products in a cost-effective manner, as well as our competitors’ performance and general economic and industry market conditions. Often, we compete against larger companies that possess substantial financial, technical, development, engineering, manufacturing and marketing resources. Varying combinations of these resources provide advantages to these competitors that enable them to influence industry trends and the pace at which they adapt to these trends.

If our net sales growth falls short of our expectations, we may not be able to proportionately reduce our operating expenses in a timely manner and our profitability would decline.

We maintain an infrastructure of facilities and human resources in several locations around the world. We have limited ability to reduce the expenses required to maintain this infrastructure as quickly as our net sales could decrease. Declines in our net sales or failure to increase our net sales in accordance with our expectations, coupled with our limited ability to reduce expenses rapidly in response to such declines, could have a material adverse effect on our profitability.

The cyclical nature of the analog semiconductor industry may limit our ability to maintain or increase net sales and profit levels.

The semiconductor industry, including the analog segment of this industry, is highly cyclical and is prone to significant downturns from time to time. These downturns can result from supply-and-demand imbalances caused by declines in the general economy in regions where analog semiconductor products are sold for installation in end products and systems, changes in the markets for those end products and systems, and technological and commercial dynamics of the industry itself. Any combination of one or more of these factors can result in significant declines for analog semiconductor manufacturers, during which demand for analog semiconductor products decreases, inventory levels increase, manufacturing capacity is underutilized, and average selling prices decline. We have experienced downturns in the past and may experience such downturns in the future. Future downturns of this nature could have a material adverse effect on our business, financial condition and results of operations.

Our quarterly total net sales and operating results are difficult to predict accurately and may fluctuate significantly from period to period. As a result, we may fail to meet the expectations of investors, which could cause our stock price to decline.

We operate in a highly dynamic industry and our future results could be subject to significant fluctuations, particularly on a quarterly basis. Our quarterly total net sales and operating results have fluctuated significantly in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Although some of our customers, for example those in the automotive industry, provide us with forecasts of their future requirements for our products, a significant percentage of our net sales in each fiscal quarter is dependent on sales that are booked and shipped during that fiscal quarter, and are typically attributable to a large number of orders from diverse customers and markets. As a result, accurately forecasting our operating results in any fiscal quarter is difficult. If our operating results do not meet our publicly stated guidance, if any, or the expectations of investors, our stock price may decline. Additional factors that can contribute to fluctuations in our operating results include:

•	the rescheduling, increase, reduction or cancellation of significant customer orders;

•	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

•	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

•	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

•	our gain or loss of one or more key customers;

•	the availability, cost, and quality of materials and components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

•	the utilization of our internal manufacturing operations;

•	the changes in our product mix or customer mix;

•	the quality of our products and any remediation costs; and

•	the general industry conditions and seasonal patterns in our target end markets.

Due to these and other factors, quarter-to-quarter comparisons of our historical operating results should not be relied upon as accurate indicators of our future performance.

Failure to adjust our supply chain volume due to changing market conditions or failure to estimate our customers’ demand could adversely affect our income.

Our income could be harmed if we are unable to adjust our supply chain volume to market fluctuations, including those caused by the seasonal or cyclical nature of the markets in which we operate. The sale of our products is dependent, to a large degree, on customers whose industries are subject to seasonal or cyclical trends in the demand for their products. For example, the consumer electronics market is particularly volatile and is subject to seasonality related to the end-of-year holiday selling season, making demand difficult to anticipate. During a market upturn, we may not be able to purchase sufficient supplies or components to meet increasing product demand, which could harm our reputation, prevent us from taking advantage of opportunities and reduce our net sales growth. In addition, some parts are not readily available from alternate suppliers due to their unique design or the length of time necessary for design work. Should a supplier cease manufacturing such a component, we may be forced to re-engineer a product. In addition to discontinuing parts, suppliers may also extend lead times, limit supplies or increase prices due to capacity constraints or other factors. By contrast, in order to secure components for the production of products, we may continue to enter into non-cancelable purchase commitments with vendors. This could reduce our ability to adjust our inventory to declining market demands. Prior commitments of this type have resulted in an excess of parts when demand for our products has decreased. If demand for our products is less than we expect, we may experience additional excess and obsolete inventories and be forced to incur additional charges.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, levels of reliance on outsourced contract manufacturing, personnel needs and other resource requirements, based on our estimates of customer requirements. The short-term nature of the commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to accurately estimate future requirements of our customers. On occasion, our customers may require rapid increases in production, which can challenge our resources. We may not have sufficient capacity at any given time to meet our customers’ demands. Conversely, downturns in the semiconductor industry have in the past caused and may in the future cause our customers to significantly reduce the amount of products ordered from us. Because many of our sales, research and development, and manufacturing expenses are relatively fixed, a reduction in customer demand may decrease our gross margins and operating income.

We depend on growth in the end markets that use our products. Any slowdown in the growth of these end markets could adversely affect our financial results.

Our continued success will depend in large part on general economic growth and growth within our target markets. Factors affecting these markets could seriously harm our customers and, as a result, harm us, including:

•	reduced sales of our customers’ products;

•	the inability of our customers to adapt to changing technological demands resulting in their products becoming obsolete; and

•	the failure of our customers’ products to gain broad market acceptance.

Any slowdown in the growth of these end markets could adversely affect our financial results.

Substantial portions of our sales are made to automotive industry suppliers. Any downturn in this market could significantly harm our financial results.

Of our total net sales, approximately 43.1%, 46.2%, 46.4% and 52.4% were made to customers that supply various systems and components to the automotive industry in fiscal years 2005, 2006 and 2007, and for the six months ended September 28, 2007, respectively. This concentration of sales exposes us to the risks associated with this market. For example, the automotive supplier industry is undergoing a period of consolidation and reorganization and, in some cases, suppliers to the automotive industry have entered bankruptcy. Although we have not experienced any lost business or material bad debt write-offs because of this situation, further such changes in the automotive market could have a material adverse effect on our business and results of operations.

The loss of one or more significant customers in any of the markets to which we make substantial sales could have a material adverse effect on our business and results of operations.

With respect to each of the markets to which we make substantial sales, in particular the automotive and the computer and office automation markets, we make sales to a limited number of customers in each such market. For example, approximately 5.2% of our total net sales in fiscal year 2007, sold either directly or indirectly, were derived from our largest customer in the automotive market, and approximately 6.7% of our total net sales in fiscal year 2007, sold either directly or indirectly, were derived from our largest customer in the computer and office automation market. Sales in fiscal year 2007 from our top ten original equipment manufacturing (OEM) customers, sold either directly or indirectly, represented approximately 41.7% of our total net sales in that year. In fiscal year 2007 approximately 23.1% of our total net sales were derived from sales to distributors, with 19.1% of our total net sales from our top ten distributors. In addition, in fiscal year 2007, approximately 19.6% of our total net sales were derived from sales to Sanken, our parent company, which resells our products to a wide range of end customers in Japan. The loss of business from any of these large customers or distributors in either of these markets could have a material adverse effect on our sales with respect to that market and, in turn, on our overall business and results of operations.

If we fail in a timely and cost-effective manner to develop new product features or new products that achieve market acceptance, our operating results could be adversely affected.

Our existing and prospective customers demand continuing improvements in the design and cost of analog and mixed-signal semiconductor products for existing applications in their products and systems, as well as higher performance, cost-effective analog and mixed-signal semiconductor products for new applications in their products and systems. The future success of our business depends on our ability to identify, design and develop new product features and products rapidly in response to these demands and to then manufacture, market and support these new product features and products in a cost-effective and timely manner. Our failure to successfully meet these requirements could have a material adverse effect on us. Historically, we have focused our efforts on analog semiconductor products that provide power control in the products and systems in which they are used or that determine, or “sense,” the motion or position of various objects. While we expect to continue our focus on analog and mixed-signal semiconductor power ICs and sensor IC products, we plan in the next several years to grow our power management line of semiconductor products. If we fail to develop our power management business in accordance with our plans or fail to meet the expectations of securities analysts or investors, the price of our common stock may decline.

The nature of the design process requires us to incur expenses prior to generating net sales associated with those expenses without any guarantee that the design efforts will generate net sales, which could adversely affect our financial results.

We focus on winning competitive bid selection processes, called “design wins,” to develop products for use in our customers’ products. These lengthy selection processes may require us to incur significant expenditures in the development of new products without any assurance that we will achieve design wins. If we incur such expenditures and fail to be selected, our operating results may be adversely affected. Further, because of the significant costs associated with qualifying new suppliers, customers are likely to use the same or an enhanced version of semiconductor products from existing suppliers across a number of similar and successor products for a lengthy period of time. If we fail to secure an initial design win for any of our products, we may lose the opportunity for future sales of those products for a significant period of time and experience an associated decline in net sales relating to those products. This phenomenon is typical in the automotive market. Failure to achieve initial design wins may also weaken our position in future competitive selection processes because we may be perceived as not being an industry leader.

Even if we succeed in securing design-wins for our products, we may not generate timely or sufficient net sales or margins from those wins and our financial results could suffer.

After incurring significant expenses in achieving an initial design win for a product, a substantial period of time generally elapses before we generate net sales relating to such products. The reasons for this delay include the following:

•	changing customer requirements, resulting in an extended development cycle for the product;

•	delay or cancellation of the customer’s program;

•	competitive pressures to reduce our selling price for the product;

•	lower than expected customer acceptance of the product; and

•	higher manufacturing costs than anticipated.

If we are unable to achieve expected net sales levels associated with these design wins or experience delays in achieving these levels, our operating results could be adversely affected.

If we are unable to protect portions of our proprietary technology and inventions through patents, our ability to compete successfully and our financial results could be adversely impacted.

We protect portions of our proprietary technology and inventions, particularly those relating to the design of our products, through the use of patents. As of September 28, 2007, we held 86 U.S. patents and had 40 pending patent applications in various stages of review by the U.S. Patent & Trademark Office (called the USPTO) and counterparts of the USPTO outside the United States. Many of these patents have counterparts in key industrial countries. Maintenance of patent portfolios is expensive, and the process of seeking patent protection is lengthy and costly. While we intend to maintain our current portfolio of patents and to continue to prosecute our currently pending patent applications and file future patent applications when appropriate, the value of these actions may not exceed their expense. Existing patents and those that may be issued from any pending or future applications may be subject to challenges, invalidation or circumvention, and the rights granted under our patents may not provide us with meaningful protection or any commercial advantage. In addition, the protection afforded under the patent laws of one country may not be the same as that in other countries. This means, for example, that our right to exclusively commercialize a product in those countries where we have patent rights for that product can vary on a country-by-country basis.

If we are unable to protect portions of our proprietary technology and inventions through trade secrets, our competitive position and financial results could be adversely affected.

We protect portions of our proprietary technology and inventions, particularly those relating to our manufacturing processes, as trade secrets. In the United States, trade secrets are protected under the federal Economic Espionage Act of 1996 and under state law, with many states having adopted the Uniform Trade Secrets Act and several of which that have not. In addition to these federal and state laws inside the United States, under the World Trade Organization’s Trade-Related Aspects of Intellectual Property Rights Agreement (called the TRIPS Agreement), trade secrets are to be protected by World Trade Organization member states as “confidential information.” Under the Uniform Trade Secrets Act and other trade secret laws, protection of our proprietary information as trade secrets requires us to take steps to prevent unauthorized disclosure to third parties or misappropriation by third parties. While we require our officers, employees, consultants, distributors, and existing and prospective customers and collaborators to sign confidentiality agreements and take various security measures to protect unauthorized disclosure and misappropriation of our trade secrets, we cannot assure or predict that these measures will be sufficient. If any of our trade secrets are subject to unauthorized disclosure or are otherwise misappropriated by third parties, our competitive position may be materially adversely affected.

If we fail to operate without infringing on the patents and proprietary rights of others, our ability to compete successfully and our financial results could be adversely affected.

To the same extent that we seek to protect our technology and inventions with patents and trade secrets, our competitors and other third parties do the same for their technology and inventions. Our ability to compete successfully, therefore, depends in part on our ability to commercialize our products without infringing the patent, trade secret or other intellectual property rights of others. In this respect, we have no means of knowing the content of patent applications filed by third parties until they are published. Patent applications are generally published 18 months after they are filed.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. From time to time, we receive communications from third parties that allege that our products or technologies infringe their patent or other intellectual property rights. We may receive similar communications in the future. In the event that any third party succeeds in asserting a valid claim against us or any of our customers, any of the following risks could occur:

•	we could be required to discontinue using certain process technologies which could cause us to stop manufacturing certain semiconductors;

•	we could be required to seek to develop non-infringing technologies, which may not be feasible;

•	we or our customers could be required to pay substantial monetary damages; or

•	we or our customers could be required to seek licenses to the infringed technology that may not be available on commercially reasonable terms, if at all.

If a third party causes us to discontinue use of any of our technologies, we could be required to design around those technologies. This could be costly and time consuming and could have an adverse effect on our financial results.

We depend on key and highly skilled personnel to operate our business, and if we are unable to retain our current personnel and hire additional personnel, our ability to develop and market our products could be harmed, which in turn could adversely affect our financial results.

Our success depends to a large extent upon the continued services of our executive officers, managers and skilled personnel, particularly our development engineers. Generally our employees are not bound by employment or non-competition agreements and we cannot assure you that we will retain our key executives and employees. We may or may not be able to continue to attract, retain and motivate qualified personnel necessary for our business. In addition, we have historically encountered difficulties in hiring and retaining qualified engineers because we recruit from a limited pool of engineers with expertise in analog and mixed-signal semiconductor design and the competition for such personnel can be intense. While we have not lost any of our executive officers, managers and skilled personnel in large numbers within our last five fiscal years, the loss of skilled personnel or our inability to recruit skilled personnel could be significantly detrimental to our product development efforts and could have a material adverse effect on our business.

We rely on a limited number of wafer fabrication facilities for the fabrication of semiconductor wafers, and the failure of any of these foundries or additional foundries to continue to produce wafers on a timely basis could harm our business and our financial results.

In fiscal year 2007, we obtained approximately 60.1% of our wafers from our internal wafer fabrication facility in Worcester, MA. The balance of our wafer requirements was obtained through external foundries, with approximately 36.5% of our wafers purchased from PSI under a supply agreement and the remainder from another external foundry which we no longer use. PSI is wholly owned by our parent company Sanken and is, therefore, our affiliate. We expect to increase the portion of wafers that we obtain from PSI over the next several years. Under our agreement with PSI, in the event that PSI determines to cease operations at its Bloomington, MN facility, PSI must provide us with 24 months’ written notice while also providing us with additional rights to purchase wafers. If PSI were to give notice of termination or suffer an interruption in its operations and we failed to establish one or more alternative sources of wafer supply in a timely fashion, our business would be materially adversely affected. We are also in the early stages of identifying one or more third-party wafer fabrication foundries in Asia with which we can enter into supply arrangements to meet a portion of our future wafer capacity needs. If we do not successfully manage our own wafer fabrication facility and our relationship with PSI, and identify and enter into supply arrangements with one or more additional wafer fabrication operators, we may not have sufficient wafer capacity to meet customer demand for our products, which in turn may have a material adverse impact on our operations and our financial results.

If we fail to continually improve our wafer manufacturing technology, our competitive position could be adversely affected.

We currently rely on our proprietary ABCD4 technology for the manufacture of our analog power ICs and our DABiCtm technology for the manufacture of our magnetic sensor ICs. Our ABCD4 technology consists of the manufacture of different types of transistors, commonly referred to as “Bipolar,” “complementary metal oxide semiconductors (CMOS)” and “double-diffused metal oxide semiconductors (DMOS)” transistors. We currently use our ABCD4 and DABiCtm 6 technologies at our affiliate, PSI, and license PSI to use these technologies in its facility. In order to achieve our long-term product design and manufacturing cost objectives, we expect to transition over the next two to three years from our ABCD4 and DABiCtm 6 technologies to a new generation of BCD technology, called “Sanken Group 5” or “SG5,” which we refer to as “ABCD5.” We are collaborating with Sanken and PSI on the development of SG5 technology. If we fail to complete the development of SG5 technology at all or within the expected time period, or we or PSI fail to successfully implement it, our competitive position could be adversely affected. See “Business—Technology—Semiconductor Process Technologies” for further explanation regarding our wafer manufacturing technologies.

If we fail to procure the parts, materials and components used in our manufacturing process in a timely and cost-effective manner, our operating results could be materially adversely affected.

We use a wide range of parts and materials in the production of our products, including silicon subtrates, processing chemicals and gases, precious metals, and packaging components. We procure these parts and materials from many suppliers, some of which are our sole source of supply for the product or material that we obtain from them. Our suppliers’ abilities to meet our requirements could be impaired or interrupted by factors beyond their control, such as earthquakes, hurricanes, monsoons and other geologic, meteorological or natural phenomena, labor strikes and shortages, political unrest, war, terrorism, outbreaks of viral or other epidemics, and global or regional economic downturns. In the event that any one or more of our suppliers is unable or unwilling to deliver us products and we are unable to identify alternative sources of supply for such materials or components, our operations may be adversely affected. In addition, even if we identify any such alternative sources of supply, we could experience delays in testing, evaluating and validating materials or products of potential alternative suppliers or products we obtain through outsourcing. Furthermore, financial or other difficulties faced by our suppliers, or significant changes in demand for the components or materials they use in the products they supply to us, could limit the availability of those products, components or materials to us. Any of these occurrences could negatively impact our operating results and harm our business. If we cannot obtain adequate materials in a timely manner or on favorable terms, our business and financial results could be adversely affected.

Warranty claims, product liability claims and product recalls could harm our business, results of operations and financial condition.

We face an inherent business risk of exposure to warranty and product liability claims in the event that our products fail to perform as expected or such failure of our products results, or is alleged to result, in bodily injury and/or property damage. In addition, if any of our designed products are or are alleged to be defective, we may be required to participate in their recall. As suppliers become more integrally involved in the electrical design, original equipment manufacturers are increasingly expecting them to warrant their products and are increasingly looking to them for contributions when faced with product liability claims or recalls. For example, some of our products are used in automotive safety systems, the failure of which could lead to injury or death. We carry various commercial liability policies, including umbrella/excess policies which provide some protection against product liability exposure. However, a successful warranty or product liability claim against us in excess of our available insurance coverage and established reserves, or a requirement that we participate in a product recall, could have adverse effects on our business results.

Our competitive position could be adversely affected if we are unable to meet customers’ quality requirements.

IC suppliers must meet increasingly stringent quality standards, particularly for automotive applications. While our quality performance to date has generally met these requirements, we may experience problems in achieving acceptable quality results in the manufacture of our products, particularly in connection with the production of a new product or adoption of a new manufacturing process. Our failure to achieve acceptable quality levels could adversely affect our business results.

Our dependence on international customers and operations subjects us to a range of regulatory, operational, financial and political risks that could adversely affect our financial results.

For fiscal years 2005, 2006 and 2007, and for the six months ended September 28, 2007, approximately 74.2%, 74.3%, 70.0% and 74.4%, respectively, of our total net sales were to customers outside of the United

States. In addition, a substantial majority of our products are assembled and tested at facilities outside of the United States. Global operations of this type pose multiple risks and challenges that could have a material adverse effect on our business, financial condition and results of operations. These risks and challenges include:

•	changes in political, regulatory or economic conditions;

•	trade protection measures and price controls;

•	import or export licensing requirements;

•	currency restrictions;

•	differing labor standards;

•	differing protection of intellectual property;

•	nationalization and expropriation; and

•	potentially burdensome taxation and changes in foreign tax laws.

Against this backdrop, armed conflicts around the world from time to time create economic and political uncertainties that could have an adverse impact on the global economy. Escalation of these conflicts could severely impact our operations and demand for our products.

A majority of our products are assembled, tested and finished in Asia, primarily in the Philippines. Any conflict or uncertainty in this region or nation, including public health or safety concerns or natural disasters, could have a material adverse effect on our business, financial condition and results of operations.

To the extent we sell our products in markets outside the United States, currency fluctuations may result in our products becoming too expensive for non-U.S. customers who do not conduct their business in U.S. dollars.

We prepare our consolidated financial statements in U.S. dollars, but a portion of our earnings and expenditures are denominated in other currencies. Changes in exchange rates, therefore, will result in increases or decreases in our costs and earnings, and may also affect the book value of our assets located outside the United States and the amount of our equity.

We may pursue acquisitions and investments in new businesses, products or technologies that involve numerous risks, which could disrupt our business and harm our financial condition.

We have historically not made any acquisitions and we currently have no potential acquisitions under consideration. In the future, however, we may make acquisitions of and investments in new businesses, products and technologies, or we may acquire operations that expand our current capabilities. Acquisitions present a number of potential risks and challenges that could, if not met, disrupt our business operations, increase our operating costs and reduce the value to us of the acquired company. For example, if we identify an acquisition candidate, we may not be able to successfully negotiate or finance the acquisition on favorable terms. Even if we are successful, we may not be able to integrate the acquired businesses, products or technologies into our existing business and products. As a result of the rapid pace of technological change, we may miscalculate the long-term potential of the acquired business or technology, or the acquisition may not be complementary to our existing business. Furthermore, potential acquisitions and investments, whether or not consummated, may divert our management’s attention and require considerable cash outlays at the expense of our existing operations. In addition, to complete potential acquisitions, we may issue equity securities, incur debt, assume contingent liabilities or have amortization expenses and write-downs of acquired assets, which could adversely affect our profitability.

We may not be able to effectively manage our growth, and we may need to incur significant expenditures to address the additional operational and control requirements of our growth, either of which could harm our business and operating results.

To continue to grow, we must continue to expand our operational, engineering, accounting and financial systems, procedures, controls and other internal management systems. This may require substantial managerial and financial resources, and our efforts in this regard may not be successful. Our current systems, procedures and controls may not be adequate to support our future operations. If we fail to adequately manage our growth, or to improve our operational, financial and management information systems, or fail to effectively motivate or manage our new and future employees, the quality of our products and the management of our operations could suffer, which could adversely affect our operating results.

The implementation of a supply chain management system could disrupt our business.

We are in the testing phase of a new supply chain management system that we expect will provide enhanced inventory tracking and production planning capabilities compared to our existing systems. The implementation of this supply chain management system, including the integration with other systems, is a very complex and time consuming process that requires significant financial resources, personnel time and new procedures to ensure that the total system operates efficiently and effectively. Delays or errors in the implementation could result in additional costs and cause disruptions to our business, which could adversely affect our ability to accurately report our financial results or comply with our periodic reporting requirements on a timely basis and could have a material adverse effect on our business, financial condition and operating results.

Our failure to comply with the large body of laws and regulations to which we are subject could have a material adverse effect on our business and operations.

We are subject to regulation by various governmental agencies in the United States and other jurisdictions in which we operate. These laws and regulations (and the government agency responsible for their enforcement in the United States) cover: radio frequency emission regulatory activities (Federal Communications Commission); anti-trust regulatory activities (Federal Trade Commission and Department of Justice); consumer protection laws (Federal Trade Commission); import/export regulatory activities (Department of Commerce); product safety regulatory activities (Consumer Products Safety Commission); worker safety (Occupational Safety and Health Administration); environmental protection (Environmental Protection Agency and similar state and local agencies); employment matters (Equal Employment Opportunity Commission); and tax and other regulations by a variety of regulatory authorities in each of the areas in which we conduct business. In certain jurisdictions, regulatory requirements in one or more of these areas may be more stringent than in the United States.

In the area of environmental protection, we are subject to a variety of federal, state, local and foreign laws relating to the use, disposal, clean up of and exposure to hazardous materials. Any failure by us to comply with environmental, health and safety requirements could result in suspension of production or subject us to future liabilities. In addition, compliance with environmental, health and safety requirements could restrict our ability to expand our facilities or require us to acquire costly pollution control equipment, incur other significant expenses or modify our manufacturing processes. In the event of the discovery of contaminants or the imposition of clean up obligations for which we are responsible, we may be required to take remedial or other measures which could have a material adverse effect on our business, financial condition and results of operations.

In the area of occupational safety and health, in the last few years there has been increased media scrutiny and associated reports focusing on a potential link between working in semiconductor manufacturing clean room environments and certain illnesses, primarily different types of cancers. Regulatory agencies and industry associations have studied the issue over the past decade but have not concluded any specific correlation. Because we utilize these clean rooms, we may become subject to liability claims.

In the area of employment matters, we are subject to a variety of federal, state and foreign employment and labor laws and regulations, including the Americans with Disabilities Act, the Federal Fair Labor Standards Act, the WARN Act and other regulations related to working conditions, wage-hour pay, over-time pay, employee benefits, anti-discrimination, and termination of employment. Noncompliance with any of these applicable regulations or requirements could subject us to investigations, sanctions, enforcement actions, fines, damages, penalties, or injunctions. In certain instances, former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay damages, attorneys’ fees and costs. These enforcement actions could harm our reputation, business, financial condition and results of operations. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition and results of operations could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees.

Risks Related to Our Relationship with Sanken

As long as Sanken controls us, your ability to influence the outcome of matters requiring stockholder approval will be limited and Sanken’s and your interests may conflict.

After the offering, Sanken will own approximately     % of our common stock, or approximately     % if the underwriters exercise their over-allotment option in full. As long as Sanken has voting control of our company, Sanken will continue to be able to control the election of our directors, determine our corporate and management policies, amend our organizational documents and determine, without the consent of our other stockholders, the outcome of any corporate transaction or other matter submitted to our stockholders for approval. As a result, Sanken will have the ability to influence or control all matters affecting us, including:

•	the composition of our board of directors and, through our board of directors, decision-making with respect to our business direction and policies, including the appointment and removal of our officers;

•	any determinations with respect to acquisitions of businesses, mergers or other business combinations;

•	our acquisition or disposition of assets;

•	our capital structure;

•	changes to the agreements governing our relationship with Sanken; and

•	the payment of dividends on our common stock.

We cannot assure you that the interests of Sanken will coincide with the interests of other holders of our common stock. For example, Sanken could cause us to make acquisitions that increase the amount of our indebtedness or sell income-producing assets. Sanken’s voting control may discourage transactions involving a change of control of our company, including transactions in which you, as a holder of our common stock, might otherwise receive a premium for your shares over the then-current market price. Furthermore, Sanken is not prohibited from selling a controlling interest in our company to a third-party without your approval or without providing for a purchase of your shares. Additionally, Sanken may, from time to time, acquire and hold interests in businesses that compete directly or indirectly with us. Sanken may also pursue acquisition opportunities that may be complementary to our business, and, as a result, those acquisition opportunities may not be available to us. So long as Sanken continues to own a majority of the outstanding shares of our common stock, it will continue to be able to strongly influence or effectively control our decisions.

We may have potential business conflicts of interest with Sanken with respect to our past and ongoing relationships and, because of Sanken’s controlling ownership, the resolution of these conflicts may not be favorable to us and could adversely affect our business and financial results.

Conflicts of interest may arise between Sanken and us in a number of areas relating to our past and ongoing relationships, including:

•	intellectual property matters;

•	sales or distributions by Sanken of all or any portion of its ownership interest in us, which could be to one of our competitors;

•	business opportunities that may be attractive to both Sanken and us; and

•	competition between Sanken and us.

Several of these potential conflicts and the subject matter to which they pertain are the subject of related-party contracts between Sanken and us that are described below in this prospectus under the heading “Transactions and Arrangements with Sanken and PSI.” Among other provisions, these agreements provide dispute resolution mechanisms for resolving these conflicts. Even though these mechanisms are provided in these related-party contracts, we may not be able to resolve any potential conflicts with Sanken, and, even if we do so, the resolution may be less favorable to us than if we were dealing with an unaffiliated party. Because we are controlled by Sanken, it is possible for Sanken to cause us to amend these agreements on terms that may be less favorable to us than the original terms of the agreement and which could adversely affect our financial results.

Our related-party agreements with Sanken may be less favorable to us than if they had been negotiated with unaffiliated third parties.

We entered into related-party agreements with Sanken while we were a wholly owned subsidiary of Sanken. Had these agreements been negotiated with unaffiliated third parties, they might have been more favorable to us. See “Transactions and Arrangements with Sanken and PSI” for a description of these obligations. Future related-party agreements with Sanken could be less favorable to us than if negotiated with unaffiliated third parties.

Our stock price may decline because of the ability of Sanken and others to sell shares of our common stock.

Sales of substantial amounts of our common stock after this offering, or the possibility of those sales, could adversely affect the market price of our common stock and impede our ability to raise capital through the issuance of equity securities. See “Shares Eligible for Future Sale” for a discussion of possible future sales of our common stock.

After this offering, Sanken will own approximately     % of the outstanding shares of our common stock (or     % if the underwriters exercise their over-allotment option in full).

Subject to Sanken’s agreement with the underwriters not to sell without their consent during the 180 days after the date of this prospectus, any of the shares of our common stock that it will own following the closing of the offering made by this prospectus and, thereafter, applicable U.S. federal and state securities laws, Sanken may sell any and all of the shares of our common stock that it beneficially owns or distribute any or all of these shares of our common stock to its stockholders. In addition, after the expiration of the 180-day lock-up period following the date of this prospectus, we could issue and sell additional shares of our common stock. Any sale by Sanken or us of our common stock in the public market, or the perception that sales could occur, could adversely affect prevailing market prices for the shares of our common stock.

Our reliance on the controlled company exemption may not provide you with the customary protections available to you under the NASDAQ corporate governance rules.

We intend to rely on the “controlled company” exemption under the NASDAQ listing rules under which we will be exempt from the requirements of having a majority of our board of directors consist of independent directors. Except for the audit committee, none of our other committees, such as the nominating/corporate governance or compensation committees, is expected to be comprised of a majority of independent directors. We intend to rely on the phase-in rules of the SEC and NASDAQ with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member that is independent upon the effectiveness of the registration statement, a majority of members that are independent within 90 days thereafter, and all members that are independent within one year thereafter. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of NASDAQ’s corporate governance requirements.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, our common stock has not been sold in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for the shares was determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. Factors such as variations in our actual or anticipated operating results, changes in or failure to meet earnings estimates of securities analysts, market conditions in the semiconductor industry, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price. In addition, the stock market in general has, and the NASDAQ Global Select Market and technology companies in particular have, experienced extreme price and volume fluctuations. These trading prices and valuations may not be sustainable. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against companies that experienced such volatility. This litigation, if instituted against us, regardless of its outcome, could result in substantial costs and a diversion of our management’s attention and resources.

If securities or industry analysts do not publish research or reports about our business, or if they change their recommendations regarding our stock adversely, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our ability to raise capital in the future may be limited and could prevent us from executing our growth strategy.

We believe that our cash flow from operations and existing cash and cash equivalents will satisfy our anticipated cash requirements for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of our products;

•	the need to adapt to changing technologies and technical requirements;

•	the existence of opportunities for expansion; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

New investors in our common stock will experience immediate and substantial dilution in book value after this offering.

The initial public offering price is expected to be substantially higher than the net tangible book value per share of our common stock. If you purchase common stock in this offering, you will incur immediate dilution of $      in net tangible book value per share of common stock, based on an assumed initial public offering price of $      per share. Investors will incur additional dilution upon the exercise of stock options. See “Dilution.”

Future sales of shares by our stockholders could cause the market price of our common stock to drop significantly, even if our business is doing well.

Immediately after this offering, we will have outstanding           shares of common stock. This includes the           shares we and Sanken are selling in this offering, which may be resold in the public market immediately. In addition, immediately after this offering, 3,050,890 shares of common stock will be issuable upon the exercise of vested employee stock options, subject to the provisions of the lock-up agreements. We expect to file a Form S-8 for the resale of shares issuable upon the exercise of options granted under our employee stock option plans. The table below shows when the shares outstanding immediately after this offering that are not being sold by Sanken (assuming that we and Sanken remain affiliated) and shares issued upon the exercise of vested employee stock options will become available for resale in the public market.

Number of Restricted Shares
and Percentage of Total
Shares Outstanding
Following this Offering	Date of Availability for Resale into the Public Market

180 days (subject to extension in specified circumstances) after the date of this prospectus due to the release of the lock-up agreement these stockholders have with the underwriters.

At various points following the 180th day (subject to extension in specified circumstances) after the date of this prospectus, subject to vesting requirements and the requirements of Rule 144 (subject, in some cases, to volume limitations, manner of sale limitations and notice requirements set forth therein), Rule 144(k) or Rule 701 under the Securities Act.

At various points following the 180th day (subject to extension in specified circumstances) after the date of this prospectus, subject to the requirements of Rule 144 (subject, in some cases, to volume limitation, manner of sale limitations and notice requirements set forth therein) under the Securities Act.

At any time and without public notice, the underwriters may in their sole discretion release all or some of the securities subject to the lock-up agreements. As restrictions on resale end, the market price of our stock could drop significantly if the holders of those shares sell them or are perceived by the market as intending to sell them. These declines in our stock price could occur even if our business is otherwise doing well.

Management may apply our net proceeds from this offering to uses that do not increase our market value or improve our operating results.

We intend to use our net proceeds from this offering for general corporate purposes, including the repayment of a portion of our outstanding term loans, working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in complementary technologies, businesses or other assets. We have not reserved or allocated our net proceeds for any specific purpose, and we cannot state with certainty how our management will use our net proceeds. Accordingly, our management will have considerable discretion in applying our net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether we are using our net proceeds appropriately. We may use our net proceeds for purposes that do not result in any increase in our results of operations or market value. Until the net proceeds we receive are used, they may be placed in investments that do not produce income or that lose value.

Delaware law contains anti-takeover provisions that could discourage a takeover.

Neither our amended and restated certificate of incorporation nor our amended and restated by-laws have any provisions that may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. However, we are subject to Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder without the prior approval of our board of directors or the subsequent approval of our board of directors and our stockholders. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of deterring or delaying a tender offer or takeover attempt (such as changes in incumbent management, proxy contests or changes in control) that a stockholder may consider in its best interest, including any attempt that may result in a premium over the market price for the shares held by stockholders.

As a public company, we will be required to meet periodic reporting requirements under SEC rules and regulations. Complying with federal securities laws as a public company is expensive and we will incur significant time and expense enhancing, documenting, testing and certifying our internal controls over financial reporting, which could adversely impact our financial results and our stock price.

SEC rules require that, as a publicly-traded company following completion of this offering, we file periodic reports containing our financial statements within a specified time following the completion of quarterly and annual periods. Prior to this offering, we have not been required to comply with SEC requirements to have our financial statements completed and reviewed or audited within a specified time and, as such, we may experience difficulty in meeting the SEC’s reporting requirements. Any failure by us to file our periodic reports with the SEC in a timely manner could harm our reputation and reduce the trading price of our common stock.

As a public company we will incur significant legal, accounting, insurance and other expenses. The Sarbanes-Oxley Act of 2002, as well as compliance with other SEC and NASDAQ Global Select Market rules, will increase our legal and financial compliance costs and make some activities more time-consuming and costly. We cannot predict or estimate with precision the amount of additional costs we may incur or the timing of such costs.

Furthermore, once we become a public company, SEC rules require that our chief executive officer and chief financial officer periodically certify the existence and effectiveness of our internal controls over financial reporting.

Under Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for our fiscal year 2010, management will be required to assess the effectiveness of internal controls over financial reporting and our independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting. This process generally requires significant documentation of policies, procedures and systems, review of that documentation by our internal accounting staff and our outside auditors and testing of our internal controls over financial reporting by our internal accounting staff and our outside independent registered public accounting firm. Documentation and testing of our internal controls will involve considerable time and expense, may strain our internal resources and may have an adverse impact on our operating costs. We expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Any deficiencies in our financial reporting or internal controls could adversely affect our business and the trading price of our common stock.

As a public company following the completion of this offering, we may, during the course of our testing of our internal controls over financial reporting, identify deficiencies which would have to be remediated to satisfy the SEC rules for certification of our internal controls over financial reporting. As a consequence, we may have to disclose in periodic reports we file with the SEC significant deficiencies or material weaknesses in our system of internal controls. The existence of a material weakness would preclude management from concluding that our internal controls over financial reporting are effective, and would preclude our independent auditors from issuing an unqualified opinion that our internal controls over financial reporting are effective. In addition, disclosures of this type in our SEC reports could cause investors to lose confidence in our financial reporting and may negatively affect the trading price of our common stock. Moreover, effective internal controls are necessary to produce reliable financial reports and to prevent fraud. If we have deficiencies in our disclosure controls and procedures or internal controls over financial reporting, it could negatively impact our business, results of operations and reputation.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical fact contained in this prospectus, including statements regarding future events, our future financial performance, business strategy and plans and objectives of management for future operations, are forward-looking statements. We have attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “should,” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under “Risk Factors” and “Business” that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time and it is not possible for us to predict all risk factors, nor can we address the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Accordingly, you should not rely upon forward-looking statements as predictors of future events. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances except to the extent required by applicable securities laws.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock we are offering will be approximately $      million. We and the selling stockholder have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of      shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the extent that this option is exercised in full, the net proceeds from the shares we sell will be approximately $      million. “Net proceeds” is what we expect to receive after paying the assumed underwriting discount and commissions and other expenses of the offering. We will not receive any proceeds from the sale of shares of common stock by the selling stockholder.

We intend to use our net proceeds for general corporate purposes, including the repayment of a portion of our outstanding term loans, working capital and capital expenditures. We may also use a portion of our net proceeds to acquire or invest in technologies, businesses or other assets that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no potential acquisitions under consideration, and we cannot assure you that we will make any acquisitions in the future. Until we use our net proceeds of the offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Management will have significant flexibility in applying our net proceeds from this offering.

DIVIDEND POLICY

We have been profitable since fiscal year 2001 and the expansion of our business has been funded primarily through our operating cash flow, bank loans and loans from Sanken. Historically, we have returned a portion of our retained earnings to our stockholder in the form of cash dividends. From fiscal year 2003 through fiscal year 2007, we paid cash dividends of $1.0 million for each fiscal year to the holder of our common stock. Following this offering, our board of directors will determine on an annual basis whether and when a cash dividend will be paid to stockholders. Our board of directors will consider factors such as our earnings levels, working capital, capital expenditure requirements and overall financial condition in making its determination.

CAPITALIZATION

The following table sets forth our capitalization as of September 28, 2007:

•	on an actual basis; and

•	on an as adjusted basis to give effect to the completion of this offering and the application of the net proceeds of the shares of common stock we are offering as described under “Use of Proceeds.”

You should read this table together with “Use of Proceeds,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 28, 2007
	Actual	As Adjusted
	(unaudited)
	(in thousands)

Total debt(1)	$17,508	$
Stockholder’s equity:
Common stock	250
Additional paid-in capital	76,262
Retained earnings	74,446
Accumulated other comprehensive income	965

Total stockholder’s equity	151,923

Total capitalization	$169,431	$

(1)	Includes $10,266 (actual and as adjusted) of current portion of total debt.

The foregoing table excludes:

•	3,050,890 shares of common stock issuable upon the exercise of options outstanding as of September 28, 2007 at a weighted average exercise price of $7.25 per share (all such options, to the extent that such options are not currently vested, will vest at the time of this offering according to the provisions of our 2001 Stock Option Plan, pursuant to which no options will be granted following this offering); and

•	1,850,000 shares of common stock reserved for issuance under our 2007 Long-Term Incentive Plan.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our common stock immediately upon the completion of this offering. Our net tangible book value on September 28, 2007 was $150.0 million, or a value of approximately $6.00 per share of common stock. Net tangible book value is total book value of tangible assets less total liabilities. After giving effect to adjustments of the sale by us of        shares of our common stock in this offering at an assumed initial public offering price of $      per share and our receipt of the estimated net proceeds of this offering, our as adjusted net tangible book value as of September 28, 2007, would have been approximately $      million, or a value of approximately $      per share of common stock. This represents an immediate increase in net tangible book value of $      per share to existing stockholders and an immediate dilution of $      per share to new investors in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share			$
Net tangible book value per share as of September 28, 2007		$6.00
Increase per share attributable to new investors	$

As adjusted net tangible book value per share after this offering			$

Dilution in net tangible book value per share to new investors			$

The following table shows the difference between our existing stockholder and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes the initial public offering price will be $      per share.

					Average
	Shares Purchased		Total Consideration		Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholder	25,000,000	%	$75,272,000	%	$3.01
New investors(1)

Total		100.0%		100.0%

(1)	The shares to be sold in this offering include shares to be sold by the selling stockholder.

The foregoing table excludes:

•	3,050,890 shares of common stock issuable upon the exercise of options outstanding as of September 28, 2007 at a weighted average exercise price of $7.25 per share (all such options, to the extent that such options are not currently vested, will vest at the time of this offering according to the provisions of our 2001 Stock Option Plan, pursuant to which no options will be granted following this offering); and

•	1,850,000 shares of common stock reserved for issuance under our 2007 Long-Term Incentive Plan.

If the underwriters exercise their over-allotment option in full, our existing stockholder would own approximately     % and our new investors would own     % of the total number of shares of our common stock outstanding after this offering.

As of September 28, 2007, there were options outstanding to purchase a total of 3,050,890 shares of common stock at a weighted average exercise price of $7.25 per share. The above discussion and table assumes no exercise of stock options as of September 28, 2007. If all of these options were exercised:

•	pro forma net tangible book value per share after this offering would increase $22.1 million from $ million to $ million, resulting in dilution to new investors of $ per share;

•	our existing stockholders, including the holders of these options, would own % and our new investors would own % of the total number of shares of our common stock outstanding upon completion of this offering; and

•	our existing stockholders, including the holders of these options, would have paid $97.4 million, or % of the total consideration, at an average price per share of $3.47, and our new investors would have paid $ million, or % of the total consideration.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data for fiscal years 2005, 2006 and 2007, and as of March 31, 2006 and March 30, 2007, have been derived from our historical consolidated financial statements audited by Ernst & Young LLP, an independent registered public accounting firm, and included elsewhere in this prospectus. The selected consolidated financial data for fiscal years 2003 and 2004 and as of March 28, 2003, March 26, 2004 and March 25, 2005 have been derived from our audited consolidated financial statements, which are not included in this prospectus. The selected consolidated financial data for the six months ended September 29, 2006 and September 28, 2007, and as of September 28, 2007 have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus.

The unaudited consolidated financial statements include, in the opinion of management, all adjustments that management considers necessary for the fair presentation of the financial information set forth in those statements. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements. The historical results are not necessarily indicative of the results to be expected in any future period.

You should read the following selected consolidated financial data in connection with “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our historical consolidated financial statements and the accompanying notes to those consolidated financial statements included elsewhere in this prospectus.

	Fiscal Year Ended					Six Months Ended
	March 28,	March 26,	March 25,	March 31,	March 30,	September 29,	September 28,
	2003	2004	2005	2006	2007	2006	2007
						(unaudited)
	(in thousands, except per share data)

Consolidated Statement of Operations Data:
Net sales	$199,717	$216,962	$227,463	$222,694	$257,837	$132,148	$131,290
Net sales to Sanken	43,449	48,408	54,913	62,361	62,904	29,096	27,099

Total net sales	243,166	265,370	282,376	285,055	320,741	161,244	158,389
Cost of goods sold	172,273	176,781	190,028	194,050	207,828	103,885	107,552

Gross profit	70,893	88,589	92,348	91,005	112,913	57,359	50,837
Operating expenses:
Selling, general and administrative	35,078	36,915	39,292	40,926	44,944	21,694	22,414
Research and development	23,150	28,862	35,239	35,493	38,906	18,969	21,285

Total operating expenses	58,228	65,777	74,531	76,419	83,850	40,663	43,699

Operating income	12,665	22,812	17,817	14,586	29,063	16,696	7,138
Interest expense	(4,681)	(3,250)	(2,642)	(2,638)	(1,942)	(1,114)	(660)
Foreign currency transaction gain (loss)	930	339	125	466	(417)	(368)	473
Interest income	435	92	178	333	441	195	297
Other	1,039	178	429	1,220	104	266	638

Income before income taxes	10,388	20,171	15,907	13,967	27,249	15,675	7,886
Income tax provision	1,436	1,758	333	2,385	6,149	4,899	2,455
Minority interest in net income of a subsidiary	—	—	22	24	25	12	13

Net income	$8,952	$18,413	$15,552	$11,558	$21,075	$10,764	$5,418

Earnings per share:
Basic	$0.36	$0.74	$0.62	$0.46	$0.84	$0.43	$0.22
Diluted	$0.36	$0.73	$0.59	$0.44	$0.81	$0.41	$0.21
Weighted average shares outstanding:
Basic	25,000	25,000	25,000	25,000	25,000	25,000	25,000
Diluted	25,102	25,348	26,263	26,216	26,178	26,177	26,196

	As of
	March 28,	March 26,	March 25,	March 31,	March 30,	September 28,
	2003	2004	2005	2006	2007	2007
						(unaudited)
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,509	$12,675	$5,552	$3,647	$13,468	$15,852
Working capital(1)	51,943	63,671	69,592	70,031	66,877	60,796
Total assets	175,789	189,977	195,473	195,759	212,326	211,147
Total debt(2)	63,000	55,732	47,719	39,801	27,972	17,508
Total stockholder’s equity	77,997	96,521	111,756	122,036	145,008	151,923

(1) Excludes cash and cash equivalents and current portion of total debt.
(2) Includes $8,800, $5,033, $15,938, $15,146, $19,255 and $10,266 of current portion of total debt as of March 28, 2003, March 26, 2004, March 25, 2005, March 31, 2006, March 30, 2007 and September 28, 2007, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to our audited consolidated financial statements and unaudited interim financial statements included elsewhere in this prospectus. Except for the historical information contained herein, the discussions in this section contain forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed below. See “Risk Factors” and “Information Regarding Forward-Looking Statements” for a discussion of risks and uncertainties.

Overview

We design, develop, manufacture and market magnetic sensor ICs and application-specific analog power semiconductors for the automotive, computer and office automation, communications, consumer and industrial markets. We are a leading provider, in terms of total net sales, of integrated Hall-Effect sensor ICs with applications in each of these markets. Our broad product portfolio of application-specific analog power ICs includes motor drivers and power interface drivers that are used in automotive electronic systems and computer and office automation products, such as printers and visual displays that use LEDs.

We were incorporated in Delaware in 1990 as the company through which Sanken acquired the semiconductor division of Sprague. Our 40 years of experience in the semiconductor industry serves as our foundation for designing and manufacturing magnetic sensor ICs and analog power ICs, and enables our current expansion into the growing field of power management ICs.

We are headquartered in Worcester, MA. We employ both internal and external manufacturing capacity for wafer fabrication, assembly and testing. Most of our wafer requirements are provided by our six-inch wafer fabrication facility in Worcester, MA. In fiscal year 2007, we subcontracted approximately 36.5% of our wafer requirements to a Sanken-owned foundry, PSI, that is located in Bloomington, MN. We use PSI for six- and eight-inch wafer manufacturing and for process development. Wafer probe is performed at our Worcester facility. In fiscal year 2007, approximately 59.1% of our assembly requirements were completed at our facility in the Philippines, with the balance split among four subcontractors. Approximately 97.3% of our test volume was sourced through our Philippines facility or our New Hampshire facility in fiscal year 2007 with the balance covered by several subcontractors.

Our product portfolio includes over 325 Allegro products across a range of high-performance analog and mixed-signal semiconductors, including magnetic sensor ICs, analog power ICs and power management ICs. During fiscal year 2007, we sold our products directly to approximately 140 OEMs, 33 distributors and 49 EMS providers, many of which are leaders in their respective markets. In addition, we also sold our products to a wide range of end customers in Japan through Sanken, our parent company. Our close relationship with Sanken enables us to access a broad base of leading Japanese customers in the automotive, consumer and computer and office automation markets for which we develop advanced products that can be sold worldwide. We provide product design and applications development support to our customers through design and application centers located in the Americas, Asia and Europe.

Our Relationship with Sanken

Prior to this offering, we have been a wholly owned subsidiary of Sanken, a Japanese company. We were formed in 1990 when Sanken acquired the semiconductor division of Sprague in an effort to expand its U.S. operations and strengthen its worldwide semiconductor business.

In addition to currently being our controlling stockholder, Sanken collaborates with us in the areas of marketing and distribution, technology development and manufacturing. We and Sanken are parties to reciprocal product distribution agreements under which Sanken distributes our semiconductor products in Japan and we distribute Sanken’s semiconductor products in the Americas. Sanken also provides us with “design-in” assistance in Japan. We are also collaborating with Sanken and PSI, our affiliate, on the development of our next generation of BCD manufacturing process technology.

We expect to continue our collaborative efforts with Sanken in areas such as marketing and distribution, manufacturing, and development of products and manufacturing process technology. Please see “Transactions and Arrangements with Sanken and PSI” for more information on the collaborative arrangements between and among Sanken, PSI and us.

Trends and Factors Affecting Our Business

Our business is impacted by general conditions of the semiconductor industry and seasonal demand patterns in our target end markets. The semiconductor industry is characterized by periods of rapid growth and capacity expansion that are occasionally followed by significant market corrections in which sales decline, inventories accumulate and facilities go underutilized. In addition, certain end markets such as the consumer and computer and office automation markets are subject to both seasonal and cyclical growth patterns tied to holiday purchasing patterns and product innovations. We believe that our focus on the automotive segment of the analog semiconductor industry helps mitigate our susceptibility to the volatile cyclicality of the semiconductor industry.

During periods of expansion, our margins generally improve as fixed costs related to our wafer fabrication and backend facilities are spread over higher manufacturing volumes and unit sales. In addition, we may build inventory to meet increasing market demand for our products during these times, which serves to absorb fixed costs further and increase our gross margins. During an expansion cycle, we may increase capital spending and hiring to add to our production capacity. During periods of slower growth or industry contractions, sales, production and productivity suffer and margins generally decline.

Many of our product lines, especially those linked to the automotive and consumer markets, are subject to competitive pressures that may result in significant reductions in average selling prices from period to period. In order to limit the impact of this price erosion on our margins, we aggressively manage our production costs. Our recent initiatives to shut down our four-inch wafer fabrication line in Worcester, MA and transition production towards eight-inch wafer processes at PSI are examples of these efforts. In addition, to achieve our margin objectives, we may need to redesign particular products to reduce die sizes, improve yields, change packaging, reduce test times, shift production to lower-cost manufacturing locations and migrate to lower-cost processes.

We compete in markets that are subject to technological change and innovation that require us to design new products to maintain or increase our sales. New technology may result in sudden changes in system designs or platform changes that may render some of our products obsolete and require us to devote significant research and development resources to compete effectively. Further, the dynamic aspects of our customers’ markets require us to commit significant research and development resources to develop products even when the commercial success of these products remains uncertain. We address these challenges by developing relationships with customers that are leaders in their respective industries. In addition, we seek to be a sole supplier and we work closely with our significant OEM customers in a number of our target markets to understand their product technology roadmaps so that we can maintain or increase our share in these markets.

The industry trend toward more features and functionality in smaller ICs and packages and at lower cost has resulted in an increase in circuit integration and greater complexity in the design and manufacturing process. To adapt effectively to these trends, we must maintain and develop a broad range of engineering capabilities, including expertise in device modeling, systems-level knowledge and both digital and analog IC design skills. To manage the resource requirements imposed by trends in our industry, we focus our research and development expenditures in areas that enhance our technology leadership and increase the value of our product.

Accelerated Vesting of Our Unvested Options upon the Offering

As of September 28, 2007, there were 3,050,890 options outstanding, of which 2,269,650 were exercisable. Pursuant to the vesting and exercisability provisions of our 2001 Stock Option Plan, upon consummation of this initial public offering of our common stock, all options that were otherwise unvested and/or un-exercisable will become vested and exercisable (however, these options may still be subject to the lock-up agreement). In accordance with the provisions of SFAS No. 123(R), at the time of this offering when these unvested options become vested, we would recognize all unrecognized compensation costs related to these options. We estimate that the unrecognized compensation cost related to these options will be approximately $2.0 million and will be recorded in the quarter in which this offering is completed. Following this offering, we will not grant any additional options under our 2001 Stock Option Plan. We will instead grant stock options, stock awards and performance share awards under our 2007 Long-Term Incentive Plan, which was adopted by our board of directors in October 2007 and approved by our shareholder in November 2007.

Description of Our Total Net Sales, Costs and Expenses

Total net sales.  Our total net sales are derived from products sold in the automotive, computer and office automation, communications, consumer and industrial markets. All sales to our customers in Japan are transacted through Sanken who acts as our exclusive distributor for this region. Sanken purchases our product at a discount from the end customer price resulting in compensation to them as distributor that is within the range consistent with industry norms and practices. In addition to sales of our own products, a portion of our total net sales includes the sale of certain Sanken products in the Americas. We purchase Sanken products at a discount from the end customer price resulting in compensation to us as distributor that is within the range consistent with industry norms and practices.

We sell our products to OEMs, EMS providers and distributors. Typically, EMS providers purchase products from us based on sourcing decisions made by OEMs and they generally do not have discretion to replace our product with one from another supplier due to systems requirements. Our OEM and EMS customers incorporate our ICs into their electronic systems/assemblies that become part of products, such as automobiles, cell phones and office equipment that are sold to consumers or commercial end users.

Our sales cycle for existing products varies substantially, ranging from a period of three to six months to as long as three years. For new products, the time to revenue from design initiation could be as long as four years. All new products are subjected to rigorous qualification procedures by both us and our customers. Volume production for new products does not begin until the successful completion of development and customer qualification. In addition, volume production is contingent upon the successful roll out and acceptance of our customer’s end products.

A substantial portion of our total net sales for each fiscal quarter is derived from sales to customers that purchase large volumes of our products. These customers generally provide periodic forecasts of their requirements, but these forecasts do not commit such customers to minimum purchases and customers generally revise these forecasts without penalty. In addition, customers are generally permitted to cancel orders for our products that have scheduled ship dates beyond 45 days.

While our quarterly seasonal net sales patterns have varied over the last five fiscal years, we generally experience higher growth in net sales in our first two fiscal quarters followed by slower or flat net sales during our third and fourth fiscal quarters. We believe that this sales pattern is driven by seasonal purchasing patterns in consumer products, such as cell phones, office equipment and automobiles.

During fiscal year 2007, we sold our products directly to approximately 140 OEMs, 33 distributors and 49 EMS providers, many of which are leaders in their respective markets. In addition, we also sold our products to a wide range of end customers in Japan through Sanken, our parent company. In fiscal year 2007, our top 10 OEM customers (whether sold directly or indirectly through EMS providers, distributors or Sanken) accounted for 41.7% of our total net sales and no single OEM customer accounted for more than 6.7% of our total net sales during such period. Our product portfolio includes over 325 Allegro products across a range of high-performance analog and mixed-signal semiconductors including magnetic sensor ICs, analog power ICs and power management ICs. In many cases, these products are customized to meet the requirements of our customers. In addition, we sell over 200 Sanken products in the Americas under our reciprocal product distribution agreement with Sanken.

Cost of goods sold.  Cost of goods sold consists primarily of the costs associated with the manufacture and purchase of semiconductor wafers and the cost of assembling and testing our products. The cost of manufacturing wafers in our own wafer fabrication facility consists primarily of the cost of raw wafers, gases and chemicals, depreciation, repair and maintenance, labor and other overhead costs, including facilities, engineering, quality control and IT services. For fiscal year 2007, approximately 36.5% of our wafer requirements were subcontracted to PSI. The cost of these wafers includes the purchase price and shipping costs that we pay for completed wafers. Cost of goods sold also includes the cost of assembling our die into various packages. In fiscal year 2007, we assembled approximately 59.1% of our product at our facility in the Philippines and we used four subcontractors to source the rest of our assembly requirements. Included in the cost of goods sold are the costs of internal assembly including epoxy, lead frames, gold wire, magnets, labor, depreciation, repair and maintenance and other overhead costs. The cost of subcontracted assembly includes the purchase cost and freight. In fiscal year 2007, approximately 97.3% of our volume was tested at our Philippines facility or our New Hampshire facility with the balance covered by several subcontractors. Nearly all of our sensor automotive assembly is conducted at our Philippines facility. The cost of goods sold related to test consists primarily of labor, depreciation, repair and maintenance, shipping supplies and overhead costs. We also review our inventories for indications of excess and/or obsolescence and provide reserves as we deem necessary. Cost of goods sold also includes the purchase cost for Sanken products that we resell.

Selling, general and administrative.  Our selling expense consists primarily of compensation and associated costs for sales and marketing personnel, sales commissions paid to our independent sales representatives, costs of advertising, trade shows, corporate marketing, promotion, travel related to our sales and marketing operations, related occupancy and equipment costs and other marketing costs. Our general and administrative expenses consists primarily of compensation and associated costs for executive management, finance and other administrative personnel, patent expenses, legal fees, outside professional fees, allocated facilities costs and other corporate expenses.

Research and development.  Research and development expenses consist primarily of personnel costs of our research and development organization, costs of development wafers and masks, license fees for computer-aided design software, costs of development testing and evaluation, costs of developing automated test programs, and related occupancy and equipment costs. While most of the costs incurred are for new product development, a significant portion of these costs are focused on process technology development, and to a lesser extent package development. Research and development expenses also include technology development payments made to PSI and other third-party subcontractors. We expense all research and development costs as incurred.

Backlog

Our backlog at September 28, 2007 was approximately $81.5 million, up from approximately $78.2 million at March 30, 2007 and down from approximately $88.4 million at September 29, 2006. We define backlog as firm orders that are scheduled for shipment. A portion of the decrease in backlog year over year is the result of the change by a number of our customers to a vendor managed inventory system in which inventories are consigned to customers to draw from as needed. For these kinds of shipments, no pre-ordering occurs, and therefore no order backlog is recorded for these customers. During periods of depressed demand, customers tend to rely on shorter lead times available from suppliers, including us. During periods of increased demand, there is a tendency towards longer lead times that have the effect of increasing backlog and, in some instances, we may not have sufficient manufacturing capacity to fulfill all orders. In addition, customers are generally permitted to cancel orders for our products for which the scheduled shipment date is more than 45 days from the date of cancellation. Accordingly, our backlog at any time should not be used as an indication of future sales.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. By their nature, these estimates and judgments are subject to an inherent degree of uncertainty. On an ongoing basis we re-evaluate our judgments and estimates including those related to uncollectible accounts receivable, inventories, intangible assets, self-insurance medical liability, income taxes and stock-based compensation. We base our estimates and judgments on our historical experience and on other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making the judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates, and material effects on our operating results and financial position may result. The accounting policies described below are those which, in our opinion, involve the most significant application of judgment, or involve complex estimation, and which could, if different judgments or estimates were made, materially affect our reported results of operations.

Revenue recognition.  We recognize revenue from product sales to direct customers and distributors at the time of shipment (upon delivery of the product to a common carrier), provided that (i) persuasive evidence of a sales arrangement exists, (ii) title has transferred, (iii) collectibility of the resulting receivable is reasonably assured, (iv) the sales price is fixed or determinable, (v) there are no customer acceptance requirements and (vi) we do not have any post-shipment requirements or obligations. More specifically, we recognize revenue upon taking into consideration the following:

•	Persuasive evidence of a sales arrangement. We consider a non-cancelable purchase order with a customer or a sales transaction with terms governed by a contract to be persuasive evidence of a sales arrangement.

•	Sales price is fixed or determinable. Generally, we consider all sales arrangements with payment terms extending beyond 90 days not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized upon the earlier of cash receipt or when the amount becomes due and payable.

•	Collectibility of the resulting receivable is reasonably assured. We conduct a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer, as well as just prior to the shipment of product to the customer. If we determine that collection is not reasonably assumed, revenue is deferred and recognized upon the receipt of cash.

We estimate potential future returns and sales allowances based on the current period revenue recognized from product sales. We analyze historical data from prior sales returns, acceptance of products and changes in product sales to our customers when evaluating the adequacy of returns and sales allowances.

In some cases, we provide limited inventory return privileges to our distributors in the form of a “semi-annual stock rotation” in which we afford our distributors the opportunity to return products (as provided in our sales list) to us. Such returns are included in our contractual arrangements with distributors for credit of up to 5% of the previous six months, net purchases by a distributor.

We also provide a very limited “price protection” program to our distributors at our discretion. The purpose of our “price protection” program is to allow our distributors to sell their inventory to a specific end customer at below the original cost of their inventory. In the event a “price protection” program is offered to distributors, the program is limited by us to a certain part number, quantity, time duration and specific end customer as well as price protection amount.

Our estimates may differ from actual returns and sales allowances.

Allowance for doubtful accounts.  We work to mitigate our credit risks with respect to accounts receivable through our credit evaluation policies, reasonably short payment terms and geographical dispersion of sales. We continuously perform credit evaluations of our customers’ financial conditions. While we generally do not require customers to provide us with any collateral, we may require customers to provide us with letters of credit in certain circumstances. In addition, we maintain a reserve for potential credit losses based upon the age of our accounts receivable balances, known collectibility issues and our historical experience with losses. In the event that we determine that a customer may not be able to fulfill its obligations in its entirety, we record a specific allowance to reduce the related receivable to an amount that we expect to recover based on the information that we have on such customer at such time.

Inventory valuation.  Inventory is stated at the lower of cost (first-in, first-out method) or market. We establish inventory reserves when conditions exist that suggest that inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for products and market conditions. We regularly evaluate our ability to realize the value of inventory based on a combination of factors, including historical usage rates, forecasted sales or usage and product end of life dates. Assumptions used in determining our estimates of future product demand may prove to be incorrect, in which case the provision required for excess and obsolete inventory would have to be adjusted in the future. Although we perform a detailed review of our forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of our inventory and reported operating results.

Long-lived assets.  We review property, plant and equipment and indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets that we have recorded may not be recoverable. Recoverability of these assets is measured by comparing their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life. Evaluating impairment requires a judgment by our management to estimate future operating results and cash flows. If different estimates were used, the amount and timing of asset impairments could be affected. We charge impairments of long-lived assets to operations if our evaluations indicate that the carrying values of these assets are not recoverable.

Self-Insurance Medical Liability.  We maintain a self-insured medical benefits plan that was established on January 1, 2007, which provides medical benefits to employees electing coverage under the plan. We maintain a reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions. Although management believes that the estimated liability for self-insurance is adequate, the estimate described above may not be indicative of current and future losses. In addition, the calculation used to estimate self-insurance liabilities is based on numerous assumptions, some of which are subjective. We will continue to adjust our estimated liabilities for self-insurance, as deemed necessary, in the event that future loss experience differs from historical loss patterns.

Stock-based compensation.  Through March 31, 2006, we had accounted for our share-based payments to employees using the intrinsic value method prescribed by the Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees (APB Opinion No. 25), and related interpretations. Under the intrinsic value method, compensation expense is measured on the date of the grant as the difference between the deemed fair value of our common stock and the exercise or purchase price multiplied by the number of share-based payments granted. We did not record any stock-based compensation expense under the provision of APB Opinion No. 25 prior to fiscal year 2007.

Effective April 1, 2006, we adopted the fair value recognition provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R), using the modified-prospective-transition method. Under this transition method, compensation cost is recognized beginning with the effective date (1) for all share-based payments granted prior to the effective date of SFAS No. 123(R), but not yet vested, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123 and (2) compensation cost for all share-based payments granted subsequent to the effective date, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective method of adoption, the results of operations and financial position for prior periods have not been restated. We used the straight-line attribution method to recognize expense for all stock-based awards prior to the adoption of SFAS No. 123(R), and we have elected to continue to apply this attribution method upon the adoption of SFAS No. 123(R) to recognize expense for stock-based awards granted after April 1, 2006.

According to the provisions of SFAS No. 123(R), compensation cost related to stock options is based on the fair value of the stock option award on the date of grant. The fair value of the stock option award is then amortized on a straight-line basis over the vesting period to recognize compensation expense. We use the

Black-Scholes valuation model to determine the fair value of our stock option awards at the date of grant. The Black-Scholes valuation model requires us to estimate key assumptions such as expected term, volatility, dividend yields and risk free interest rates that determine fair value. In addition, SFAS No. 123(R) requires forfeitures to be estimated at the time of grant. In subsequent periods, if actual forfeitures differ from the estimate, the forfeiture rate may be revised. We estimate forfeitures based on our historical activity and we believe these forfeiture rates to be indicative of our expected forfeiture rate. If actual results are not consistent with our assumptions and judgments used in estimating the key assumptions, we may be required to increase or decrease compensation expense or income tax expense, which could be material to our results of operations.

Since we are not able to use public trading history to estimate the volatility of our common stock because our common stock has not been traded publicly, we utilized an average of the historical volatility of guideline public companies in the analog semiconductor industry for a period equal to the expected term of the stock option. The expected term for options granted during fiscal year 2007 was 7.5 years based on the shortcut method described in SEC’s Staff Accounting Bulletin No. 107. For fiscal year 2007, the risk-free interest rate used was 4.8% based on the yield on the zero-coupon U.S. Treasury securities with commensurate maturities. The expected dividend yield was calculated from the annual cash dividend, declared by our board of directors, expressed on a per share basis, divided by the estimated fair market value per share of our common stock as determined by valuation studies. The expected dividend yield used for options granted for fiscal year 2007 was 0.33%. Cash dividends are not paid on options. There have been no options granted subsequent to fiscal year 2007.

The amount of stock-based compensation recognized during a period is based on the value of the awards that are expected to vest. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations” and represents only the unvested portion of the surrendered stock-based award. We currently expect, based on an analysis of our historical forfeitures, that approximately 79.4% of our stock-based awards will vest, and therefore, we have applied an annual forfeiture rate of 7.6% to all unvested stock-based awards as of September 28, 2007. The 7.6% represents the portion that is expected to be forfeited each year over the vesting period; therefore, the cumulative amount, on a compounded basis, that is expected to be forfeited is approximately 20.6% of the aggregate stock-based awards. Our forfeiture analysis will be reevaluated quarterly, and the forfeiture rate adjusted as necessary. The actual expense that will be recognized over the vesting period will only be for those shares that vest.

Prior to this offering, there has been no public market for our common stock and in connection with our grant of stock options, our board of directors, with input from management, determined the fair value of our common stock. The fair value of the common stock was determined contemporaneously with option grants on an annual basis. The fair value was determined using an average of the discounted cash flow form of the income approach, the guideline public company method and comparable transactions method of the market approach. The discounted cash flow approach involves applying appropriate risk-adjusted discount rates of approximately 17.8% to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with this valuation were based on our expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different. The guideline public company method estimates the fair value of a company by applying to the company market value multiples, in this case of earnings before interest, taxes, depreciation and amortization, observed for publicly traded firms in similar lines of business. The comparable transaction method of the market approach estimates the fair value of a company based upon comparable companies that have been bought and sold in the public marketplace. The fair value of our common stock was determined from the mid-point of the value ranges provided by each of the three described valuation methods with a 15.0% discount applied to account for the lack of marketability of the common stock.

We have incorporated the fair values determined in the contemporaneous valuation into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted during fiscal year 2007.

Since April 1, 2006, we have granted stock options with exercise prices as follows:

	Number of	Weighted	Weighted Average
	Options	Average	Fair Value of
Grant Date	Granted	Exercise Price	Common Stock

April 25, 2006	5,000	$11.90	$12.16
May 1, 2006	5,000	12.13	12.16
June 6, 2006	1,500	12.13	12.16
June 26, 2006	7,100	12.13	12.16
June 27, 2006	6,000	12.13	12.16
August 1, 2006	58,900	12.13	12.16
August 3, 2006	9,000	12.13	12.16
August 9, 2006	49,700	12.13	12.16
August 21, 2006	500	12.13	12.16
August 30, 2006	10,000	12.13	12.16
September 5, 2006	4,000	12.13	12.16
September 11, 2006	2,000	12.13	12.16
September 26, 2006	3,600	12.13	12.16
October 2, 2006	56,000	12.13	12.16
October 9, 2006	15,000	12.13	12.16
November 15, 2006	2,000	12.13	12.16
November 27, 2006	1,500	12.16	12.16
January 2, 2007	5,000	12.16	12.16
January 8, 2007	4,000	12.16	12.16
February 5, 2007	2,000	12.16	12.16

Prior to the adoption of SFAS No. 123(R), on March 28, 2006, we accelerated the vesting of all unvested stock options awarded to employees during the time period of April 2004 through May 2005 that had exercise prices of $12.20 per share. Unvested options to purchase 222,500 shares became exercisable as a result of the vesting acceleration. Because the exercise price of all the modified options was greater than the market price of our underlying common stock on the date of the modification, no stock-based compensation expense was recorded in the consolidated statement of operations, in accordance with APB Opinion No. 25. The primary purpose for modifying the terms of these out-of-the-money stock options to accelerate their vesting was to eliminate the need to recognize the remaining unrecognized non-cash compensation expense in the statement of income associated with these options as measured under SFAS No. 123, because the approximately $1,105,000 of future expense associated with these options would have been disproportionately high compared to the economic value of the options at the date of modification.

Income taxes.  We provide for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. The tax consequences of most events recognized in the current fiscal year’s financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, net sales, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and the tax basis of assets or liabilities and their reported amounts in the financial statements. Because we assume that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related assets or liabilities are settled or the reported amount of the assets are recovered, hence giving rise to a deferred tax asset or liability. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. We consider the undistributed foreign earnings of our foreign subsidiaries to be indefinitely reinvested and, as such, we do not provide U.S. income tax on such undistributed earnings.

Results of Operations

The following tables set forth, for the periods indicated, selected statement of operations data in dollar amount and expressed as a percentage of our total net sales:

	Fiscal Year Ended						Six Months Ended
	March 25, 2005		March 31, 2006		March 30, 2007		September 29, 2006		September 28, 2007
							(unaudited)
	(in thousands, except for percentages)

Net sales	$227,463	80.6%	$222,694	78.1%	$257,837	80.4%	$132,148	82.0%	$131,290	82.9%
Net sales to Sanken	54,913	19.4	62,361	21.9	62,904	19.6	29,096	18.0	27,099	17.1

Total net sales	282,376	100.0	285,055	100.0	320,741	100.0	161,244	100.0	158,389	100.0
Cost of goods sold	190,028	67.3	194,050	68.1	207,828	64.8	103,885	64.4	107,552	67.9

Gross profit	92,348	32.7	91,005	31.9	112,913	35.2	57,359	35.6	50,837	32.1
Operating expenses:
Selling, general and administrative	3,9922	13.9	40,926	14.4	44,944	14.0	21,694	13.5	22,414	14.2
Research and development	35,239	12.5	35,493	12.4	38,906	12.1	18,969	11.8	21,285	13.4

Total operating expenses	74,531	26.4	76,419	26.8	83,850	26.1	40,663	25.2	43,699	27.6

Operating income	17,817	6.3	14,586	5.1	29,063	9.1	16,696	10.4	7,138	4.5
Interest expense	(2,642)	(0.9)	(2,638)	(0.9)	(1,942)	(0.6)	(1,114)	(0.7)	(660)	(0.4)
Foreign currency transaction gain (loss)	125	—	466	0.2	(417)	(0.1)	(368)	(0.2)	473	0.3
Interest income	178	0.1	333	0.1	441	0.1	195	0.1	297	0.2
Other	429	0.2	1,220	0.4	104	—	266	0.2	638	0.4

Income before income taxes	15,907	5.6	13,967	4.9	27,249	8.5	15,675	9.7	7,886	5.0
Income tax provision	333	0.1	2,385	0.8	6,149	1.9	4,899	3.0	2,455	1.5
Minority interest in net income of a subsidiary	22	—	24	—	25	—	12	0.0	13	0.0

Net income	$15,552	5.5%	$11,558	4.1%	$21,075	6.6%	$10,764	6.7%	$5,418	3.4%

Comparison of the Six Months Ended September 28, 2007 to the Six Months Ended September 29, 2006

Total net sales.  Our total net sales decreased $2.9 million, or 1.8%, to $158.4 million for the six months ended September 28, 2007 from $161.2 million for the six months ended September 29, 2006. This decrease was attributable to a $5.1 million, or 34.0%, decline in Sanken product sales that was partially offset by a $2.2 million, or 1.5%, increase in Allegro product sales. The decline in Sanken product sales was attributable to the shift in sales responsibilities of Sanken products in Europe from Allegro to Sanken. The increase in Allegro product sales included a $6.9 million increase in sensor product sales, which was partially offset by a decrease in power IC product sales of $4.6 million. The increase in sensor product sales was due to increased sales of products used in automotive speed sensing applications and current sensing applications. The decrease in power IC product sales was due to weaker sales for smoke detector and video applications that offset increased sales in power management applications.

Cost of goods sold and gross profit.  The cost of goods sold increased by $3.7 million, or 3.5%, to $107.6 million for the six months ended September 28, 2007 from $103.9 million for the six months ended September 29, 2006. Gross profit for the six months ended September 28, 2007 decreased $6.5 million, or 11.4%, to $50.8 million from $57.4 million for the six months ended September 29, 2006. Our gross margin decreased to 32.1% for the six months ended September 28, 2007 from 35.6% for the six months ended September 29, 2006 primarily due to lower utilization of our wafer fabrication facility and the back-end assembly and test facility in the Philippines.

Selling, general and administrative.  Selling, general and administrative expenses increased $0.7 million, or 3.3%, to $22.4 million for the six months ended September 28, 2007 from $21.7 million for the six months ended September 29, 2006. The selling, general and administrative expenses represented 14.2% of our total net sales for the six months ended September 28, 2007 compared to 13.5% for the six months ended September 29, 2006. The increase in our selling, general and administrative expenses was primarily attributable to a $0.9 million increase in compensation costs related to wage adjustments and higher head count. In addition, increases of $0.5 million in legal expenses, $0.5 million in overhead support costs and $0.2 million in patent expenses were offset by a $1.4 million reduction in employee profit sharing expenses and a $0.2 million reduction in stock-based compensation expense.

Research and development.  Research and development expenses increased $2.3 million, or 12.2%, to $21.3 million for the six months ended September 28, 2007 from $19.0 million for the six months ended September 29, 2006. Research and development expenses represented 13.4% of our total net sales for the six months ended September 28, 2007 up from 11.8% of our total net sales for the six months ended September 29, 2006. The increase in our research and development expenses was primarily due to a $0.9 million increase in employee-related compensation costs due to higher wage rates and increased head count, a $0.7 million increase in tape-out costs related to new product development, including mask charges, engineering wafers and test decks, a $0.4 million increase in overhead support costs and a $0.3 million increase in contracted process development costs.

Operating Income.  Operating income decreased $9.6 million, or 57.2%, to $7.1 million for the six months ended September 28, 2007 from $16.7 million for the six months ended September 29, 2006. The operating margin percentage decreased by 5.9% to 4.5% for the six months ended September 28, 2007, from 10.4% for the six months ended September 29, 2006. This decrease is primarily attributable to lower sales, a decline in gross margin resulting from lower factory utilization, higher research and development costs and an increase in selling, general and administrative expenses.

Interest income, interest expense, currency and other income.  Interest expense declined $0.5 million to $0.7 million for the six months ended September 28, 2007 from $1.1 million for the six months ended September 29, 2006. The reduction in interest expense was due to lower debt levels carried during the six months ended September 28, 2007 compared to the six months ended September 29, 2006. We also recorded a foreign currency transaction gain of $0.5 million for the six months ended September 28, 2007 compared to a $0.4 million loss for the six months ended September 29, 2006 primarily as a result of the appreciation of the local functional currency of our Philippine subsidiary relative to the U.S. dollar. The currency losses recorded for the six months ended September 29, 2006 were primarily attributable to losses on foreign currency denominated transactions of our U.K. and Philippines subsidiaries. Our other income increased $0.3 million to $0.6 million for the six months ended September 28, 2007 from $0.3 million for the six months ended September 29, 2006 primarily due to the sale of equipment associated with the four-inch wafer products during the six months ended September 28, 2007.

Income tax provision.  Income tax provision decreased $2.4 million, or 49.9%, to $2.5 million for the six months ended September 28, 2007, from $4.9 million for the six months ended September 29, 2006, representing an effective tax rate of 31.1% for the six months ended September 28, 2007 and 31.3% for the six months ended September 29, 2006. The decrease in the income tax provision was due to the decrease in earnings between the six months ended September 28, 2007 and September 29, 2006.

Net income.  Net income decreased $5.4 million, or 49.7%, to $5.4 million for the six months ended September 28, 2007 from $10.8 million for the six months ended September 29, 2006. The decrease in net income for the six months ended September 28, 2007 was attributable to lower sales, higher costs of manufactured products and increases in operating expenses during the six months ended September 28, 2007 compared to the six months ended September 29, 2006.

Comparison of Fiscal Year 2007 to Fiscal Year 2006

Total net sales.  Our total net sales increased $35.7 million, or 12.5%, to $320.7 million in fiscal year 2007 from $285.0 million in fiscal year 2006. This increase was attributable to a $34.4 million, or 13.1%, increase in Allegro product sales and a $1.3 million, or 5.7%, increase in Sanken product sales. The increase in Allegro product sales was due to strong gains in sales of sensor ICs and power ICs. Sensor IC sales increased by approximately $17.4 million, based primarily on strong sales within automotive applications, including anti-lock braking, transmission and steering system applications. Power IC product sales increased by approximately $17.0 million, primarily on the strength of sales for projector, smoke detector, digital camera, satellite set-top box and automotive steering systems applications.

Cost of goods sold and gross profit.  The cost of goods sold increased $13.8 million, or 7.1%, to $207.8 million in fiscal year 2007 from $194.1 million in fiscal year 2006. The increase in the cost of goods sold was attributable to increased Allegro product sales volumes and increased purchase costs for Sanken products on higher Sanken product sales. Gross profit in fiscal year 2007 increased $21.9 million to $112.9 million from $91.0 million in fiscal year 2006. Our gross margin increased to 35.2% in fiscal year 2007 from 31.9% in fiscal year 2006 primarily due to higher sales, sales of higher margin power IC products, and reductions in manufacturing costs which accounted for improvements in our gross margin of 1.7%, 0.9%, and 0.7%, respectively.

Selling, general and administrative.  Selling, general and administrative expenses increased $4.0 million, or 9.8%, to $44.9 million in fiscal year 2007, from $40.9 million in fiscal year 2006, and represented 14.0% of our total net sales in fiscal year 2007 compared to 14.4% in fiscal year 2006. The increase in our selling, general and administrative expenses was primarily attributable to a $2.5 million increase in compensation costs, including stock option expense, a $0.6 million increase in sales commissions and a $0.6 million increase in legal expenses.

Research and development.  Research and development expenses increased $3.4 million, or 9.6%, to $38.9 million in fiscal year 2007 from $35.5 million in fiscal year 2006. Research and development represented 12.1% of our total net sales in fiscal year 2007 compared to 12.5% in fiscal year 2006. The increase in our research and development expense was primarily due to a $1.7 million increase in contracted process development costs, a $1.0 million increase in employee-related compensation costs, including stock option expense and a $0.7 million increase in tape-out costs related to new product development.

Operating income.  Operating income increased $14.5 million, or 99.3%, to $29.1 million in fiscal year 2007 from $14.6 million in fiscal year 2006. The increase in operating income is attributable to a 12.5% increase in total net sales, and a 3.3% improvement in gross margin percentage, which were partially offset by moderate increases in operating expenses. The operating margin percentage increased 4.0% in fiscal year 2007, to 9.1%, from 5.1% in fiscal year 2006.

Interest income, interest expense, currency and other income.  Interest expense declined by $0.7 million to $1.9 million in fiscal year 2007 from $2.6 million in fiscal year 2006 due to an $11.9 million repayment of long-term debt. We recorded a foreign currency transaction loss of $0.4 million in fiscal year 2007 compared to a $0.5 million gain in fiscal year 2006. The currency loss recorded in fiscal year 2007 was primarily due to realized/unrealized losses on foreign currency denominated transactions of our UK subsidiary. The currency gains recorded in fiscal year 2006 were primarily attributable to the appreciation of the local functional currency of our Philippine subsidiary relative to the U.S. dollar. Other income decreased by $1.1 million to $0.1 million in fiscal year 2007 from $1.2 million in fiscal year 2006. Other income in fiscal year 2006 benefited from the recording of a $0.5 million utility rebate, a $0.3 million asset sale gain and a $0.1 million insurance rebate.

Income tax provision.  Income tax provision increased $3.8 million, to $6.1 million in fiscal year 2007, from $2.4 million in fiscal year 2006, representing an effective tax rate of 22.6% in fiscal year 2007 and 17.1% in fiscal year 2006. The increase in the effective tax rate in fiscal year 2007 was due to lower research and development expense and extraterritorial income exclusion (ETI) benefits in relation to the increase in pre-tax income, as well as permanent booked-to-tax differences in deductibility of incentive stock option expense.

Net income.  Net income increased $9.5 million, or 82.3%, to $21.1 million in fiscal year 2007 from $11.6 million in fiscal year 2006. The increase in net income in fiscal year 2007 was attributable to higher sales, improvement in gross margins and a higher return on sales for our operating expenses.

Comparison of Fiscal Year 2006 to Fiscal Year 2005

Total net sales.  Our total net sales increased $2.7 million, or 1.0%, to $285.0 million in fiscal year 2006 from $282.4 million in fiscal year 2005. This increase was attributable to a $13.8 million, or 5.6%, increase in sales of Allegro products, which were partially offset by a decrease of $11.1 million, or 32.4%, in Sanken product sales. Strong sales of Hall-Effect speed sensors in automotive applications accounted for approximately $11.7 million of the increase in Allegro product sales. We attribute this to increased electronic content in vehicles and a higher adoption of our sensor technology in engine, transmission and anti-lock braking systems. Approximately $5.0 million of the Allegro product sales increase resulted from the extra fiscal week in fiscal year 2006. The decrease in Sanken product sales was due to a transfer in responsibility of sales of Sanken products in Europe to Sanken from Allegro.

Cost of goods sold and gross profit.  Cost of goods sold increased $4.1 million, or 2.2%, to $194.1 million in fiscal year 2006 from $190.0 million in fiscal year 2005. This increase in cost of goods sold was attributable to increased sales volumes of our products and increased utility costs, which were partially offset by a decrease in purchase cost for Sanken products. The $3.7 million increase in utility costs resulted from the expiration of a favorable three-year utility contract at the end of fiscal year 2005 and from significant increases in power and fuel rates during fiscal year 2006. Gross profit in fiscal year 2006 declined by $1.3 million to $91.0 million from $92.3 million in fiscal year 2005 due to increases in utility costs and declines in Sanken product sales. Our gross margin decreased to 31.9% in fiscal year 2006 from 32.7% in fiscal year 2005.

Selling, general and administrative.  Selling, general and administrative expenses increased $1.6 million, or 4.2%, to $40.9 million in fiscal year 2006, from $39.3 million in fiscal year 2005, and represented 14.4% of our total net sales in fiscal year 2006 compared to 13.9% in fiscal year 2005. This increase in selling, general and administrative expenses was primarily attributable to an $1.0 million increase in employee profit sharing payments and a $0.8 million increase in bad debt expense.

Research and development.  Research and development expenses increased $0.3 million, or 0.9%, to $35.5 million in fiscal year 2006 from $35.2 million in fiscal year 2005. Research and development expenses represented 12.5% of our total net sales in fiscal year 2006 and was nearly unchanged from the same figure in fiscal year 2005. The small increase in our research and development expenses was primarily due to increased depreciation related to our test development equipment.

Operating income.  Operating income decreased $3.2 million, or 18.1%, to $14.6 million in fiscal year 2006 from $17.8 million in fiscal year 2005. The decrease in operating income was attributable to an 0.8% decline in gross margin, which was due to moderate increases in operating expenses and nearly flat sales during fiscal year 2006. The operating margin decreased 1.2% in fiscal year 2006, to 5.1%, from 6.3% in fiscal year 2005.

Interest income, interest expense, currency and other income.  Interest expense in fiscal year 2006 was $2.6 million, nearly unchanged from fiscal year 2005. We recorded a foreign currency transaction gain of $0.5 million in fiscal year 2006 compared to a $0.1 million gain in fiscal year 2005. The currency gain recorded in fiscal year 2006 was primarily due to the appreciation of the local currency of our Philippine subsidiary. Other income increased by $0.8 million to $1.2 million in fiscal year 2006 from $0.4 million in fiscal year 2005. Other income in fiscal year 2006 benefited from a $0.5 million utility rebate, a $0.3 million asset sale gain and a $0.1 million insurance rebate.

Income tax provision.  Income tax provision increased $2.1 million, to $2.4 million in fiscal year 2006, from $0.3 million in fiscal year 2005, representing an effective tax rate of 17.1% in fiscal year 2006 and 2.1% in fiscal year 2005. The effective tax rate increased to 17.1% in fiscal year 2006 from 2.1% in fiscal year 2005, as the income tax provision in fiscal year 2005 included a benefit from ETI credits related to prior fiscal years. No such benefit pertaining to prior fiscal years was recorded in the fiscal year 2006 income tax provision.

Net income.  Net income decreased $4.0 million, or 25.6%, to $11.6 million in fiscal year 2006 from $15.6 million in fiscal year 2005. The decrease in net income in fiscal year 2006 was attributable to the decline in operating income following increases in energy costs, bad debt expense and incentive payments on nearly constant sales. In addition, the income tax provision increased substantially over the tax provision in fiscal year 2005, which benefited from significant ETI tax credits.

Selected Quarterly Results

The following table presents certain unaudited quarterly financial information for our last ten fiscal quarters on a historical basis. The unaudited interim condensed consolidated financial information contained herein has been prepared on the same basis as the audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting of only normal recurring adjustments that we consider necessary to fairly present such information when read together with the audited consolidated financial statements and related notes thereto appearing elsewhere in this prospectus.

	Fiscal Quarter Ended
	Jun 24,	Sep 30,	Dec 30,	Mar 31,	Jun 30,	Sep 29,	Dec 29,	Mar 30,	Jun 29,	Sep 28,
	2005	2005	2005	2006	2006	2006	2006	2007	2007	2007
	(unaudited)
	(in thousands)

Total net sales	$68,491	$67,329	$73,298	$75,937	$78,705	$82,539	$80,224	$79,273	$78,737	$79,652
Cost of goods sold	47,479	45,249	49,977	51,345	50,965	52,921	52,682	51,260	53,867	53,685

Gross profit	21,012	22,080	23,321	24,592	27,740	29,618	27,542	28,013	24,870	25,967
Operating expenses:
Selling, general and administrative	9,909	9,521	10,265	11,231	11,475	10,219	11,291	11,959	11,358	11,056
Research and development	8,943	8,446	9,146	8,958	9,672	9,297	9,450	10,487	10,616	10,669

Total operating expenses	18,852	17,967	19,411	20,189	21,147	19,516	20,741	22,446	21,974	21,725

Operating income	2,160	4,113	3,910	4,403	6,593	10,102	6,801	5,567	2,896	4,242
Interest expense	(676)	(690)	(629)	(643)	(600)	(514)	(457)	(371)	(368)	(292)
Foreign currency transaction gain (loss)	(395)	61	239	561	(285)	(83)	(185)	136	101	372
Interest income	81	94	85	73	49	146	135	111	136	161
Other	52	386	195	587	115	151	85	(247)	60	578

Income before income taxes	1,222	3,964	3,800	4,981	5,872	9,802	6,379	5,196	2,825	5,061
Income tax provision	354	1,170	267	594	1,908	2,991	318	932	863	1,592
Minority interest in net income of a subsidiary	6	6	6	6	6	6	6	7	7	6

Net income	$862	$2,788	$3,527	$4,381	$3,958	$6,805	$6,055	$4,257	$1,955	$3,463

Our quarterly total net sales and operating results have fluctuated in the past and may continue to vary from quarter to quarter due to a number of factors, many of which are not within our control. Factors that can contribute to fluctuations in our operating results include:

•	the rescheduling, increase, reduction or cancellation of significant customer orders;

•	the timing of customer qualification of our products and commencement of volume sales by our customers of systems that include our products;

•	the rate at which our present and future customers and end users adopt our technologies in our target end markets;

•	the timing and success of the introduction of new products and technologies by us and our competitors, and the acceptance of our new products by our customers;

•	our gain or loss of one or more key customers;

•	the availability, cost, and quality of materials and components that we purchase from third-party vendors and any problems or delays in the fabrication, assembly, testing or delivery of our products;

•	the utilization of our internal manufacturing operations;

•	the changes in our product mix or customer mix;

•	the quality of our products and any remediation costs; and

•	the general industry conditions and seasonal patterns in our target end markets.

Quarterly total net sales have fluctuated over the past ten fiscal quarters but generally have increased year to year. Sales declined in the fiscal quarter ended September 30, 2005 primarily due to lower sales of power interface products and Sanken products. The sales increase in the fiscal quarter ended December 30, 2005 was primarily due to higher sales of motor driver ICs in printer applications and higher shipments of automotive speed sensors. The increase in total net sales seen in the fiscal quarter ended March 31, 2006 was primarily due to the extra fiscal week in such fiscal quarter. On an adjusted basis, sales in the fiscal quarter ended March 31, 2006 declined, relative to the prior fiscal quarter, by approximately 1.3% primarily due to slower sales of motor driver ICs and power interface ICs.

In the fiscal quarter ended June 30, 2006, sales increased primarily due to higher Sanken product sales and higher shipments of position sensors in handset applications. The sequential increase in sales for the fiscal quarter ended September 29, 2006 was primarily due to increased shipments of motor driver ICs for printer applications, ICs for video applications and smoke detector ICs, which more than offset a $1.7 million decrease in Sanken product sales. The decrease in Sanken product sales in the fiscal quarter ended September 29, 2006 resulted from Sanken assuming responsibility for the distribution of its products in Europe. The subsequent decrease in sales in the fiscal quarter ended December 29, 2006 was primarily due to a decrease in Sanken product sales for accounts in the Americas and a decrease in power interface IC product sales for video applications. The decrease in total net sales in the fiscal quarter ended March 30, 2007 was primarily due to seasonally lower shipments of motor driver ICs for printer applications.

In the fiscal quarter ended June 29, 2007, sales decreased due to lower sales of both Allegro and Sanken products. The decrease in sales of Allegro products resulted from lower sales of products for cell phone, smoke detector and video applications. The increase in total sales in the fiscal quarter ended September 28, 2007 resulted from a rebound in sales of products for cell phone applications and an increase in sales of products for printer applications, which was partially offset by a seasonal decrease in products for automotive applications.

Our gross margin generally improved over the ten fiscal quarters, but was subject to fluctuation from fiscal quarter to fiscal quarter. For example, our gross margin increased from 30.7% in the fiscal quarter ended June 24, 2005 to 32.4% in the fiscal quarter ended March 31, 2006. The improvement in gross margin during this period was largely due to higher factory utilization and higher sales. The gross margin in the fiscal quarter ended June 30, 2006 increased to 35.2% before decreasing to 34.3% in the fiscal quarter ended December 29, 2006, and ending the fiscal year at 35.3% for the fiscal quarter ended March 30, 2007. Gross margins in fiscal year 2007 benefited from higher factory utilization during the first half of fiscal year 2007 as inventory was built to satisfy last time buys for discontinued products from our four-inch wafer fabrication line that was shutdown in July 2006. In addition, gross margins in fiscal year 2007 benefited from higher sales and an improved product mix. The gross margin in the fiscal quarter ended June 29, 2007 decreased from the previous quarter’s gross margin to 31.6%. This decrease was primarily due to lower factory utilization during the fiscal quarter ended June 29, 2007. Our gross margin in the fiscal quarter ended September 28, 2007 increased from the previous fiscal quarter to 32.6%. This increase in gross margin was due to improved utilization of our factory and higher sales.

During fiscal year 2006, selling, general and administrative expenses varied between $9.5 million in the fiscal quarter ended September 30, 2005 to $11.2 million in the fiscal quarter ended March 31, 2006. The increase in selling, general and administrative expenses in the fiscal quarter ended March 31, 2006 was primarily due to higher sales commissions, compensation expenses associated with the extra fiscal week and accruals for employee profit sharing. During fiscal year 2007, selling, general and administrative expenses fluctuated between $10.2 million in the fiscal quarter ended September 29, 2006 and $12.0 million in the fiscal quarter ended March 30, 2007. The decrease in selling, general and administrative expenses observed in the fiscal quarter ended September 29, 2006 was due in part to $0.4 million refund of payroll taxes recognized by our European sales center, a $0.4 million reversal of bad debt expense and a $0.2 million decrease in commission expenses. The increase in selling, general and administrative expenses in the fiscal quarter ended March 30, 2007 was primarily due to increased compensation costs related to headcount additions in Asia sales support offices and marketing functions. The $0.6 million decrease in selling, general and administrative expenses in the fiscal quarter ended June 29, 2007 compared with the fiscal quarter ended March 30, 2007 was due to a $0.6 million reduction in employee profit sharing plan expenses. During the fiscal quarter ended September 28, 2007, selling, general and administrative expenses decreased by $0.3 million from the previous fiscal quarter due to lower commission expenses, reduced sales incentive expenses and reduced employee profit sharing expenses.

Fluctuations in research and development expenses are primarily the result of variations in the level of tape-out costs related to new product development in any given fiscal quarter. In addition, any new process development programs requiring technology payments will cause our research and development expenses to fluctuate by fiscal quarter. During fiscal year 2006, our research and development expenses fluctuated between $8.4 million in the fiscal quarter ended September 30, 2005 to $9.1 million in the fiscal quarter ended December 30, 2005. Despite the extra fiscal week in the fiscal quarter ended March 31, 2006, research and development expenses declined slightly from the previous quarter primarily due to a reduction in certain expenses. Research and development expenses increased in the fiscal quarter ended June 30, 2006 primarily due to an increase in contracted process development costs and an increase in tape-out expenses. The increase in research and development expenses in the fiscal quarter ended March 30, 2007 was primarily due to a one-time payment to PSI to license certain technology, an increase in contracted process development costs and an increase in tape-out costs for new product development. Our research and development expenses in the fiscal quarter ended June 29, 2007 increased by $0.9 million from the previous fiscal quarter ended March 30, 2007. This increase was primarily due to higher contracted process development costs and an increase of certain new product development costs. In the fiscal quarter ended September 28, 2007, research and development costs remained essentially unchanged from the previous fiscal quarter.

The quarterly income tax provision is determined by the effective tax rate, which fluctuates due to the timing in the recognition of the permanent book provision to tax return differences and changes in our estimates of other items that determine the effective tax rate for the current fiscal year. We typically file our tax returns for the prior fiscal year in our third fiscal quarter ending in December and this practice is expected to continue in fiscal year 2008. During this quarter we may adjust our estimates of our effective tax rate based on identified differences between the taxes owed for the prior fiscal year and the related book provision. In both fiscal years 2006 and 2007, the effective tax rate was adjusted downward in the third fiscal quarter mainly due to the recognition of ETI benefits exceeding those estimated in our prior year book provision. Changes in the effective tax rate between the third and fourth quarters of both fiscal years 2006 and 2007 were primarily as a result of changes in profit before tax. Our effective tax rate increased for the first two quarters of fiscal year 2008 due to the phase out of the ETI exclusion benefits which were effective in December 2006.

We believe that future quarterly fluctuations in our results of operations are likely, as a result of the factors discussed above and other factors, and therefore do not believe that our operating results in any fiscal quarter or fiscal quarters should be relied upon as an accurate indicator of our future performance.

Liquidity and Capital Resources

Over the last five fiscal years and the first two quarters of fiscal year 2008, we have primarily relied upon our internally generated cash flow to fund our operations, support capital expenditures and to pay down our debt; however, at various times we have made use of our bank term debt and intercompany Sanken borrowings to manage period to period imbalances in our sources and uses of cash.

Our principal sources of liquidity as of March 30, 2007 and September 28, 2007 consisted of $13.5 million and $15.9 million, respectively, in cash and cash equivalents and a banking relationship with The Bank of Tokyo-Mitsubishi UFJ, Ltd. (BTM) under which we have borrowed from time to time. In addition, at various times we have borrowed funds from Sanken. These intercompany borrowings take the form of unsecured term loans that carry variable rates based on a three-month London Inter Bank Offered Rate (LIBOR) plus a premium of 0.45%. As of March 30, 2007 and September 28, 2007, the aggregate principal amount outstanding of four Sanken intercompany loans was $16.7 million and $14.3 million, respectively. A portion of such Sanken intercompany loans has been repaid as of the date of this prospectus and the aggregate principal amount outstanding as of the date of this prospectus is $      million. The provisions of our Sanken intercompany loans allow us to pre-pay the amounts due without penalty and do not contain restrictive covenants. We do not have in place any agreements with Sanken that allow us to borrow additional funds and there can be no guarantee that such funds will be provided in the future. As of September 28, 2007, we carried loans from Mizuho Corporate Bank, Ltd. (Mizuho) having an aggregate outstanding principal amount of $3.0 million due and payable on November 30, 2007 under the Term Loan Agreement, dated November 30, 2001. The Term Loan Agreement, dated November 30, 2001, bears interest at a fixed rate of 6.416% per annum.

We believe that our cash flow from operations and existing cash and cash equivalents will satisfy our anticipated cash requirements for at least the next 12 months.

Operating activities

Cash provided from operating activities was $25.5 million for the six months ended September 28, 2007. The primary sources of cash from operating activities were net income of $5.4 million (adjusted for non-cash charges totaling $10.8 million, which consisted primarily of depreciation and amortization expenses, stock-based compensation expenses and deferred income taxes), a $7.3 million reduction in inventory, a $3.0 million increase in trade accounts payables, a $1.2 million increase in accrued expenses and other long-term liabilities and a $0.6 million decrease in amounts due from related parties. The primary uses of cash from operating activities for the six months ended September 28, 2007 were a $1.7 million decrease in trade payables owed to PSI and Sanken related to materials purchased, a $0.8 million increase in prepaid expenses and other assets and a $0.7 million increase in other receivables.

Cash provided from operating activities was $25.2 million for the six months ended September 29, 2006. The primary sources of cash from operating activities were net income of $10.8 million (adjusted for non-cash charges totaling $11.5 million, which consisted primarily of depreciation and amortization expenses, stock-based compensation expenses and deferred income taxes), a $4.9 million increase in trade accounts payables, a $2.5 million increase in accrued expenses and other long-term liabilities and a $2.3 million increase in trade accounts payables due to related parties. The primary uses of cash from operating activities were a $4.8 million increase in inventory, a $1.1 million increase in trade receivables, a $0.8 million increase in trade receivables due from related parties and a $0.4 million increase in prepaid expenses and other assets.

Cash from operating activities was $48.8 million in fiscal year 2007. The primary sources of cash from operating activities in fiscal year 2007 were net income, equal to $21.1 million, adjusted for non-cash charges totaling $23.3 million, which consisted primarily of depreciation and amortization expenses, a $4.3 million increase in trade payables to PSI and Sanken related to material purchases and a $1.2 million reduction in trade accounts receivable. The primary uses of cash from operating activities in fiscal year 2007 were an increase in inventories of $1.2 million related to our higher sales and increased production of four-inch wafers prior to their discontinuance.

Cash from operating activities was $24.7 million in fiscal year 2006. The primary sources of cash from operating activities in fiscal year 2006 were net income of $11.6 million, adjusted for non-cash charges totaling $18.7 million, which consisted primarily of depreciation and amortization expenses, and increases in accrued expenses and other liabilities of $1.5 million. The primary uses of cash from operating activities in fiscal year 2006 were decreases in trade payables and payables to Sanken and PSI totaling $4.1 million, accounts receivable increases of $1.9 million and a $1.2 million increase in prepaid expenses.

Cash from operating activities was $24.3 million in fiscal year 2005. The primary sources of cash from operating activities in fiscal year 2005 were net income of $15.6 million, adjusted for non-cash charges totaling $17.0 million, which were primarily comprised of depreciation and amortization expenses, and a $4.1 million increase in trade accounts payable related to capital equipment purchases. The primary uses of cash from operating activities were a $3.2 million increase in prepaid expenses, a $2.7 million increase in receivables due from PSI and Sanken, a $2.5 million increase in trade receivables and a $2.1 million increase in inventories.

Investing Activities

For the six months ended September 28, 2007, $10.8 million of net cash was used in investing activities primarily for purchases of capital equipment of $11.3 million, which was offset by an inflow of cash due to the sale of equipment of $0.5 million related to the four-inch wafer production line that was shut down during fiscal year 2007.

For the six months ended September 29, 2006, $15.0 million of net cash was used in investing activities primarily for the purchase of capital equipment of $15.1 million which was offset by an inflow of cash due to the sale of equipment of $0.1 million.

In fiscal year 2007, $25.9 million of net cash was used in investing activities, including $26.1 million for capital equipment purchases and $0.2 million of proceeds from disposal of assets. In fiscal year 2006, $18.2 million of net cash was used in investing activities, including $19.4 million of capital equipment purchases and $1.2 million in proceeds on the sale of an office facility in Concord, NH. In addition, during fiscal year 2006, we advanced a $5.0 million working capital loan to PSI that was repaid when it was acquired by Sanken in July 2005. In fiscal year 2005, net cash used in investing activities was $22.8 million primarily consisting of capital equipment purchases.

Capital equipment purchases include expenditures for our wafer fabrication facility, assembly and test operations, information technology infrastructure, research and development investments and other general facility spending. In fiscal year 2007, approximately 60.3% of our capital was spent on test operations, 14.8% on assembly operations, 9.2% on our wafer fabrication facility, 5.4% on information technology and 10.3% on general facility spending. Our expenditures for wafer fabrication were relatively low due to our outsourcing of approximately 36.5% of our wafer production to PSI and the shutdown of the four-inch wafer fabrication line in Worcester during fiscal year 2007. Our expenditure for test operations was relatively high due to the testing requirements and quality demands of our automotive customers and the unique test equipment needs of certain product lines. Our expenditures for assembly operations was driven largely by the need to increase capacity with respect to our automotive sensors.

Financing Activities

For the six months ended September 28, 2007, net cash used in financing activities was $12.6 million, which includes an $8.0 million repayment of bank debt, a $2.4 million repayment of Sanken related debt, $1.1 million in expenses related to the initial public offering and a $1.0 million dividend payment to Sanken.

For the six months ended September 29, 2006, net cash used in financing activities was $2.7 million. The primary uses of cash for financing activities was $15.0 million of repayments for bank related debt, $1.6 million for repayment of debt due to Sanken and $1.0 million for a dividend payment to Sanken. These outflows of cash were offset by an inflow of $11.0 million in new debt entered into during the period with Sanken and $4.0 million in new debt entered into with banks during the period.

In fiscal year 2007, net cash used in financing activities was $13.0 million, including $11.2 million net repayment of bank term debt, a $1.0 million dividend payment to Sanken and $0.7 million net repayment of Sanken intercompany debt. In fiscal year 2006, net cash used in financing activities was $8.9 million, including $13.2 million repayment of bank term debt, $5.4 million in borrowings from Sanken and a $1.0 million dividend payment to Sanken. In fiscal year 2005, net cash used in financing activities was

$9.1 million, including $11.0 million repayment of bank term debt, $3.0 million of borrowings from Sanken and a $1.0 million dividend payment to Sanken.

Contractual Obligations

Set forth below is information concerning our known contractual obligations as of September 28, 2007.

	Payment Due by Period
	Total	< 1 year	1-3 years	3-5 years	> 5 years
	(unaudited)
	(in thousands)

Long-term debt obligations	$17,508	$10,266	$5,642	$1,600	$—
Operating lease obligations	17,352	1,785	3,442	3,191	8,934

Total	$34,860	$12,051	$9,084	$4,791	$8,934

Purchase orders for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the total amount of these purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. In addition, our purchase orders generally allow for cancellation without significant penalties. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected short-term requirements.

Off-balance Sheet Arrangements

Our off-balance sheet arrangements consist primarily of conventional operating leases. As of September 28, 2007, we did not have any other relationships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, established for the purpose of facilitating off-balance sheet arrangements. Accordingly, we are not exposed to the type of financing, liquidity, market or credit risk that could arise if we had engaged in such arrangements.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board, or FASB, issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value in accordance with generally accepted accounting principles and expands on required disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it is applied under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for us in fiscal year 2009 and will be applied prospectively. The provisions of SFAS No. 157 are not expected to have a material impact on our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. We are currently evaluating the impact of the provisions of SFAS No. 159 on our consolidated financial statements, if any, when it becomes effective for fiscal year 2009.

Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk in the ordinary course of business, which includes interest rate risk related to our cash and cash equivalents, and our borrowings. In addition, we are exposed to the foreign exchange rate risk related to our foreign currency transactions and the net asset positions of our foreign subsidiaries.

Interest rate risk.  The primary objective of our investment activity is to preserve principal, provide liquidity and maximize income without increasing risk. Our investments have limited exposure to market risk. To minimize this risk, we maintain our portfolio of cash and cash equivalents in a variety of short-term investments, consisting primarily of bank deposits, U.S. Treasury securities and short-term corporate obligations. Because of the short term nature of these investments, we do not believe that their value is subject to significant interest rate risk. The interest income generated by these investments will fluctuate with current market interest rates.

We are exposed to interest rate risk relating to the increase or decrease in the amount of interest expense we must pay on our bank debt, our intercompany loans and any borrowings on our credit facility. The interest rate on our existing bank debt with Mizuho is currently fixed and therefore exposes us to limited market risk. The interest rate on our intercompany loans from Sanken is variable and fluctuates with the three-month LIBOR rate. As of September 28, 2007, our intercompany loans from Sanken totaled $14.3 million, of which $1.6 million has been repaid as of the date of this prospectus. We estimate that a 10% change in the LIBOR rate would result in an approximate $75,000 annual change in the interest expense related to these intercompany loans from Sanken.

Foreign currency risk.  Most of our billings are denominated in U.S. dollars, however, a portion of our sales to customers in Europe are denominated in euro and, to a lesser extent, in British pounds. In addition, while nearly all of our sales to Sanken are invoiced in U.S. dollars, a portion of our products sold to Sanken are re-priced, on a monthly basis, according to the change in the Japanese yen to U.S. dollar exchange rate. Nonetheless, the local currency denominated expenses of our European and Asian operations help us offset some of the foreign exchange sales exposure. Some of our foreign operations engage in transactions involving currencies other than their local functional currency and this may give rise to realized and unrealized gains/losses when exchange rates fluctuate. The translated U.S. dollar value of the net assets of these foreign operations could experience balance sheet gains or losses in stockholder’s equity and comprehensive income with changing exchange rates. According to our analysis of the net non-U.S. dollar composition of our sales and costs for fiscal year 2007 and as of September 28, 2007, we estimate that a 10% change in exchange rates to the U.S. dollar would produce an approximately $2.5 million change in our net income. To date, we have not entered into any foreign currency hedging transactions to mitigate these exposures, although we may do so in the future. There is no guarantee that any future hedging activity that we may engage in would be effective in eliminating our foreign currency exposures.

THE ANALOG SEMICONDUCTOR INDUSTRY

Overview

Semiconductors may be classified as discrete devices or ICs. Discrete devices are individual devices, such as diodes, capacitors and transistors. ICs combine many discrete devices into a single chip to form a more complex circuit. ICs may be further classified as digital, analog or mixed-signal, terms which describe differences in the manner in which the circuit manages electricity. Digital circuits are generally designed to accept as inputs only two specific electrical voltages and treat those two voltages as “on” and “off” signals. Similarly, digital circuits generate as output “on” and “off” signals. This makes digital ICs well suited for use as microprocessors, memory and other logic devices for use in a wide range of products. Analog circuits are designed to accept electric signals that can vary across a continuous range of infinite values over the operating voltage of the circuits. In this manner, analog ICs are able to take as inputs electric signals generated in response to the continuously varying conditions that occur in the physical world, such as temperature, light intensity, speed, position, sound and pressure, and convert these input signals into output signals having electronic patterns that convey information about those physical conditions. Some analog circuits only accept analog inputs and generate analog outputs. Other analog ICs, called mixed-signal ICs, combine on one chip the capacity to process analog signals as inputs or outputs and digital signals as inputs or outputs.

For commercial and industrial purposes, mixed-signal ICs are often categorized as analog ICs. We use the term “analog ICs” in this discussion to include mixed-signal ICs, unless the context particularly requires us to emphasize a characteristic of mixed-signal ICs that is different from analog ICs in general. The properties of analog ICs, including mixed-signal ICs, make them well suited for a wide range of applications in industrial and consumer products. Examples of these applications in specific end-use markets include:

•	Automotive — Analog ICs control the operation of systems which enhance vehicle performance and/or safety and provide real-time diagnostic information, including engine, transmission, suspension, steering, braking, cooling, doors, windows, seats, airbags, lighting and wiping systems.

•	Computer and Office Automation — Analog ICs enable the efficient operation of various office products, including servers, notebook computers and laser and multi-function printers, by controlling the motors, regulating the power and measuring the current.

•	Communications — Analog ICs enable the efficient operation of portable communications products, such as cell phones.

•	Consumer — Analog ICs enable the operation of such products as digital cameras, digital flat panel displays, smoke detectors and appliances by providing functions such as power management, backlight display control, sensor interface, motor control, position sensing and current sensing.

•	Industrial — Analog ICs are used to control motors, monitor temperatures, modify signals and manage power in household appliances, industrial equipment, medical equipment and military applications.

We have included explanations of several of the types of analog ICs that we manufacture and market and to which references are made in this section on page 51.

Analog IC Market

Based on statistics published by Gartner, Inc., the market for analog semiconductors in 2006 was estimated at $40.4 billion and represented 15.3% of the estimated $262.7 billion overall semiconductor market. Within the broad analog semiconductor market, we are focused on the areas of magnetic sensors and application specific ICs, which Gartner, Inc. defines as application specific standard products (ASSP) and single customer specific ICs.

According to Gartner, Inc., the non-optical sensor market, estimated at $2.1 billion in 2006, will grow to $3.3 billion in 2011, representing a compound annual growth rate of 10.1%. Within this market, we are focused in the automotive and communications areas. Gartner, Inc. projects that these areas, estimated at $1.6 billion and $71.0 million respectively in 2006, will grow to an estimated $2.4 billion and $350.6 million respectively in 2011, representing compound annual growth rates of 8.4% and 37.6%, respectively. We are further focused in the area of magnetic sensors, which WSTS projects will grow from an estimated $859.8 million in 2006 to $1.3 billion in 2010, a compound annual growth rate of 10.2%.

In the application-specific analog area, Gartner, Inc. projects that the market, estimated at $23.7 billion in 2006, will grow to an estimated $33.8 billion in 2011, a compound annual growth rate of 7.4%. Within this market, we are further focused on the automotive, computer and office automation and consumer markets. Gartner, Inc. projects that sales of application-specific analog ICs for the automotive market will grow from an estimated $3.5 billion in 2006 to an estimated $5.9 billion in 2011, a compound annual growth rate of 10.8%. According to Gartner, Inc., the analog data processing market (which we refer to as the computer and office automation market) will grow from an estimated $3.2 billion in 2006 to an estimated $4.4 billion in 2011, a compound annual growth rate of 7.0%. Within the computer and office automation market, we are focused on printer application ICs, such as motor driver ICs. The consumer market, estimated at $3.9 billion in 2006, is projected to grow to $5.2 billion in 2011, a compound annual growth rate of 5.5%, according to Gartner, Inc. Within the consumer market, we are focused on power analog ICs for applications such as smoke detectors, projection TVs and digital cameras.

The analog IC market has several key characteristics that result in decreased volatility and higher barriers to entry relative to the overall semiconductor industry. These characteristics include:

•	Analog semiconductors typically have longer development and product life cycles than digital semiconductors. Digital IC product development is primarily driven by pressures to reduce device size and costs, resulting in shorter product life cycles. Analog IC product development, on the other hand, is primarily driven by the need to satisfy complex application-specific requirements, resulting in product life cycles which are comparatively lengthy.

•	No “standard” analog process. Unlike digital ICs, which have standardized design and manufacturing processes, analog design and manufacturing processes tend to be more specialized, driven by performance and functional requirements. Accordingly, customers generally have long-term relationships with, and rely upon, manufacturers that satisfy their analog IC specifications.

•	More stable average selling prices relative to the digital market. The application-specific nature of analog ICs requires significant time for development and testing, access to scarce design engineers and customized manufacturing processes. As a result, analog ICs are less vulnerable to technological obsolescence, have fewer substitution options, have longer product life cycles and, consequently, exhibit more stable pricing trends.

•	Analog suppliers typically benefit from lower capital requirements due to the use of more mature manufacturing technologies. Digital design seeks to reduce device size and maximize speed by increasing circuit densities. As digital manufacturers continue to increase the number of transistors per circuit, they face the ongoing need to replace equipment and processes that are no longer capable of these increased densities. This product strategy requires a significant ongoing capital investment. On the other hand, analog technologies typically utilize large-feature sizes to achieve the desired functionality and, as a result, use more mature technologies which are less costly and require less frequent replacement.

•	Complex and difficult test requirements. Analog circuit testing differs significantly from digital circuit testing. For example, an analog test instrument must be able to measure intermediate voltage levels to account for the full range of real-world stimuli that the device is designed to measure, sense or control. Digital test instruments are more highly automated and need only to sample an output for a high or low voltage level. Further, testing of analog components requires a much higher degree of electrical measurement accuracy than is required for digital components in order to assure high quality. This increased testing complexity, combined with a lack of automated testing tools, requires a unique engineering skill which is not typically required in the digital testing process.

•	Market fragmentation. Analog ICs serve diverse applications and are often designed to satisfy unique customer requirements regarding size, speed, accuracy and efficiency. Analog ICs, as a result, are highly differentiated and are not easily substituted. This results in a fragmented market which tends to limit the number of competitors within a specific product category and enables smaller companies to compete against larger companies in markets where product functionality is of greater importance than price.

•	Scarcity of analog engineers. The digital design process has been significantly automated through computer-aided design tools. Analog ICs, however, are more difficult to accurately model, resulting in a design process which is difficult, less automated and more highly dependent on the skills, experience and creativity of a limited group of design and applications engineers. Strong analog design and applications skills generally take five to seven years of experience to develop, resulting in a limited supply of experienced analog design and applications engineers.

Sensor IC Market

Semiconductor sensors are used to convert environmental information into electrical signals. The sensor IC market is composed of optical and non-optical sensor ICs. We are focused in the non-optical sensor area, a market which Gartner, Inc. estimates will grow from $2.1 billion in 2006 to an estimated $3.3 billion in 2011, representing a compound annual growth rate of 10.1%. Within the non-optical sensor market, we are further focused in the area of magnetic sensor ICs, which WSTS estimates will grow from $859.8 million in 2006 to $1.3 billion in 2010, a compound annual growth rate of at 10.2%.

Non-optical sensor ICs convert physical, chemical or biological measurements or properties to electrical signals. There are four primary types of non-optical sensor ICs: (1) temperature sensors, which convert temperature measurements to electric signals; (2) pressure sensors, which convert pressure measurements to electrical signals; (3) acceleration sensors, which convert acceleration measurements to electrical signals; and (4) magnetic field sensors, which convert magnetic field measurements to electrical signals.

Magnetic field sensors, a type of non-optical sensor IC, measure the strength and direction of a magnetic field by using one of several different sensing technologies. When using Hall-Effect sensing technology, magnetic field sensors detect magnetic fields to gather information on physical properties such as direction, presence, rotation, angle and electrical currents without direct physical contact. The absence of direct physical contact is a particularly important advantage in automotive applications. Unlike non-magnetic field sensors that generally detect and report physical properties, such as temperature, pressures, strain, flow, acceleration and yaw rate, in a direct manner, magnetic sensor ICs are used along with permanent or electromagnetic configurations to translate information on the physical property into alterations in magnetic field that can be detected by the magnetic field sensor and be further processed or used to drive other devices.

Hall-Effect sensor ICs vary in their complexity, design, size, expense, and the strength of the magnetic field that they are able to detect. Hall-Effect sensor ICs can be cost-effectively manufactured in silicon substrates alongside other semiconductor microcircuitry that can process the signals generated by the detection of magnetic fields. The ability to integrate Hall-Effect sensor ICs with complex analog and mixed-signal circuitry on a single IC is particularly advantageous in high-volume applications that can benefit from the economies provided by integration, including applications in the automotive, computer and office automation, consumer and industrial markets.

For example, Hall-Effect sensor ICs are commonly used in automotive electronic power steering (EPS) systems. In this application, the sensors detect the angle and torque of the steering wheel. The EPS function lowers overall system cost and reduces vehicle weight for higher fuel economy. Another example of Hall-Effect sensor ICs application is in the high-volume communications market, specifically controlling the on-off function in cellular phones that flip or slide. The Hall-Effect sensor IC replaces older technology mechanical or reed switch devices in cellular phones.

The magnetic sensor IC market is differentiated from the overall analog IC market in terms of the requisite design and manufacturing skills. The development of magnetic sensor ICs requires not only analog and mixed-signal IC design skills, but also expertise in the areas of mechanical systems, electromagnetic and magnetic design and specialized assembly and test techniques.

Power IC and Power Management IC Market

Power ICs are used to drive varying levels of power into electronic products and systems in accordance with the specific needs of the product or system. The key differentiating feature of a power IC relative to other semiconductor technologies is its ability to handle high voltage, high current or a combination of both along with complex analog and mixed-signal circuitry.

Power ICs include products such as motor drivers, LED drivers, power arrays, and gate drivers. These products are used in a wide variety of applications in the automotive, computer and office automation and industrial markets. End applications include devices such as printers, copiers, scanners, projectors, display devices, smoke detectors, fans, cell phones and cameras. Within multi-function printers, for example, power ICs interface between digital logic devices and power loads to control the motor which feeds paper through the machine.

Within the application-specific analog market, we are further focused on the automotive, computer and office automation and consumer markets. Gartner, Inc. projects that sales of application-specific analog ICs for the automotive market will grow from an estimated $3.5 billion in 2006 to an estimated $5.9 billion in 2011, a compound annual growth rate of 10.8%. According to Gartner, Inc., the analog data processing market (which we refer to as the computer and office automation market) will grow from an estimated $3.2 billion in 2006 to an estimated $4.4 billion in 2011, a compound annual growth rate of 7.0%. Within the computer and office automation market, we are focused on printer and projector application ICs, such as motor driver ICs. The consumer market, which Gartner, Inc. estimated at $3.9 billion in 2006, will grow to an estimated $5.2 billion in 2011, a compound annual growth rate of 5.5%. Within the consumer market, we are focused on power analog ICs for applications such as smoke detectors, projection TVs and digital cameras.

Power management ICs convert power from sources such as electrical outlets, batteries or engine alternators into more useful levels for a wide range of electrical and electronic systems and equipment. Power management ICs enhance the way power is utilized by an electronic or electrical system by performing one or more of the following functions: power conversion, power regulation, power replenishment, power storage, power conservation and power monitoring. The more sophisticated the end product and the more features it has, the greater the need for power management.

Power management IC products include regulators and converters that accept a given input voltage, typically from a battery or wall adapter, and provide desired voltage or current levels depending on the application requirements. In addition to the required conversion(s), power management ICs should be power-efficient, compact, and add value through protection capabilities or diagnostics. These products are used in consumer, computer and office automation, and industrial applications such as mobile phones, set-top boxes, digital cameras, GPS navigation systems, notebooks, desktop monitors, and other general-purpose voltage regulator applications. According to Gartner, Inc., the voltage regulator market (which we refer to as our power management market) will grow from an estimated $7.7 billion in 2006 to an estimated $10.4 billion in 2011, representing a compound annual growth rate of 6.4%.

The power and power management IC design process is highly dependent on the training and experience of individual design engineers. In addition to analog and mixed-signal design expertise, engineers must also possess proficiency in thermal and electrical noise management, as well as switching and linear power supply topologies.

Industry Trends Affecting Our Business

Increasing use of analog ICs in end-user applications.  The use of analog ICs and magnetic sensor ICs has rapidly increased across a wide range of applications due to the broad replacement of mechanical functions with semiconductor-based devices that improve the reliability and efficiency of such electro-mechanical systems as motors, information encoders and potentiometers for measuring voltages. The growing use of these two types of ICs has been particularly significant in the automotive, computer and office automation, and communications markets. Within the automotive industry, for example, an increasing focus on fuel efficiency and safety has resulted in fundamental redesigns of automotive systems and the introduction of multiple electronically controlled systems, including hybrid vehicles, thereby increasing the number of semiconductors used in such systems. Gartner, Inc. projects that the market for application specific analog ICs will grow from an estimated $3.5 billion in 2006 to an estimated $5.9 billion in 2011, a compound annual growth rate of 10.8%. The automotive sensor IC market, which Gartner, Inc. estimated at $1.6 billion in 2006, will grow to an estimated $2.4 billion in 2011, representing a compound annual growth rate of 8.4%. Within the computer and office automation market, consumer demand for increased functionality has also resulted in the increased use of analog ICs in a variety of applications. For example, increased demand for home office multi-function printing systems that perform printing, scanning and faxing functions has increased the demand for power ICs that enable this greater functionality. This market (which Gartner, Inc. refers to as the data processing market) is estimated to grow from $3.2 billion in 2006 to an estimated $4.4 billion in 2011, representing a compound annual growth rate of 7.0%, according to Gartner, Inc.

Increasing complexity of products.  Customer demand for more features and functionality in smaller, lower-cost ICs and IC packages has resulted in increased circuit integration and greater complexity in the IC design and manufacturing process. In order to more effectively deliver the benefits of higher integration to a customer, a semiconductor supplier must possess a broad range of engineering capabilities, including expertise in device modeling, the ability to optimize IC design and component interfaces based on system-level knowledge, and the ability to combine analog and digital designs on the same IC. Other required capabilities include the ability to manage the thermal, mechanical, magnetic and packaging engineering issues that affect the performance of a highly integrated system, as well as the capability to perform more complex assembly and test operations. As a result of these factors, the knowledge and skills required to design innovative, high-quality integrated analog and mixed-signal devices are highly specialized and can take many years to develop. Additionally, given the research and engineering lead times involved, close collaboration between semiconductor suppliers and their leading customers has become increasingly important. Finally, the semiconductor industry experiences sales cycles of varying length, requiring careful management of product lines, inventories and resources.

Consolidation of supplier base by customers.  To reduce supply chain complexity, lower costs and shorten time-to-market, OEMs are increasingly seeking to reduce the number of suppliers to their businesses. Preferred suppliers will have completed rigorous qualification processes and met standards in such areas as inventory management, quality, lead time and delivery. As OEMs consolidate their supplier bases, it becomes increasingly difficult for vendors who have not been previously qualified by a particular OEM to become a supplier to that OEM, thereby raising the barriers to entry.

Rising up-front development costs.  Advances in semiconductor technology and customer demand for greater functionality within smaller IC packages have resulted in products that are more complex and more highly integrated. While these trends have resulted in superior product performance, higher reliability, smaller form factors and simplified assembly processes, they have also increased the engineering times and resources required to develop new products. Within the automotive market, lengthy qualification processes have led to higher costs, as component suppliers must expend significant time and resources on product development well before high-volume product shipments can begin generating economies-of-scale benefits. Further, these product development costs will increase as companies adopt more advanced process technologies and produce products with smaller geometries.

Shorter product life cycles in portable electronics products.  Life cycles for portable electronics products in the consumer and communications markets are comparatively short relative to other markets served by analog products. In these markets, demand is driven by the user’s desire for greater functionality and suppliers’ ability to provide these new features at a relatively low cost. In the cell phone market, for example, users tend to upgrade their cell phones with high frequency, resulting in intense competition among cell phone suppliers to introduce new models. While shorter product life cycles typically create the opportunity for higher sales and higher average selling prices, they also require that suppliers invest heavily in new product development in order to continuously accelerate new product development.

Growing semiconductor demand for power management functionality.  The number of applications being integrated into electronic devices is increasing, especially for consumer products. Increasing demand for portable, handheld solutions is driving the convergence of functionality in handheld electronics and cell phones, resulting in more sophisticated wireless email devices and cell phones that include phone, camera, gaming, video and email capabilities. These applications require additional functionality or more semiconductors, which may in turn increase power consumption. The need for greater power efficiency, particularly in portable consumer electronics, increases demand for power management functionality at the semiconductor level.

Definitions of Various Types of Analog ICs

Magnetic Field Sensor ICs.  Magnetic field sensor ICs are electronic components that are engineered to detect and measure the strength of nearby magnetic fields. Several types of magnetic field sensor ICs exist, including Hall-Effect sensor ICs. These different types of magnetic field sensor ICs vary in the way they detect and measure magnetic fields, the operating environments for which they are designed, the range of voltages and currents over which they operate, and their size, cost and related attributes.

Hall-Effect Sensor ICs.  Hall-Effect sensor ICs comprise one of the several classes of magnetic field sensor ICs. Magnetic fields can be converted into low level voltages by using a phenomenon in silicon and other semiconductor materials called the Hall-Effect. Hall-Effect sensor ICs are monolithic analog semiconductor circuits that contain special structures that utilize the Hall-Effect principle to measure, amplify and process nearby magnetic fields. These measurements can be used to detect motion and current flow. For example, a rotating gear generates a varying magnetic field. By sensing the variations in this field, a Hall-Effect sensor IC can determine how fast and in what direction the gear is spinning. Similarly, Hall-Effect sensor ICs are commonly used in cell phones and mobile email devices. In these applications, a magnet is positioned in the cover of the device. When the cover is flipped open or removed, the magnetic field changes, and the Hall-Effect sensor IC generates a signal that turns on the device. By being able to detect current flow, a Hall-Effect sensor IC can be placed in an electronic circuit for purposes of generating a signal that indicates whether or not current is flowing in the device.

ASICs.  Application specific ICs (also called ASICs) are ICs that are engineered from the outset of their design to perform a specific application. Examples include ICs used in the distance detection accident prevention warning systems found in automobiles. In contrast to ASICs, standard analog ICs are engineered to have multiple uses in a broad array of applications. Examples include operational amplifiers and data converters, components that can be easily configured to provide various electronic functions. A third class of ICs — intermediate between ASICs and non application-specific ICs — consists of application specific standard product ICs (called ASSP ICs). ASSP ICs are used to perform basic electronic functions, such as voltage regulation, radio frequency control and timing-related functions.

Power ICs.  Power ICs are used to switch high voltages and/or high currents and typically interface between logic level devices and electronic loads. Examples of power ICs in office automation equipment are found in motor drivers that run printers, scanners, projectors, fax machines, copiers and multifunction peripherals. In automobiles, power ICs are used to switch power to devices such as relays, solenoids and vacuum-florescent displays. In consumer products, power ICs are used in such products as smoke detectors. Power ICs are also used in a host of systems to drive LED displays.

Power management ICs.  Power management ICs are used to regulate and manage the power required for various types of electronic devices. The precision, control and flexibility provided by power management ICs have become vital in automobiles and complex electronic products. In automobiles and these complex products, there are multiple electronic subsystems that operate side by side and have different power requirements. Power management ICs are able to manage the conversion of a single source of power into multiple sources of power at different voltage levels in order to power these subsystems, as well as perform other related functions.

BUSINESS

Company Overview

We design, develop, manufacture and market magnetic sensor ICs and application-specific analog power semiconductors for the automotive, computer and office automation, communications, consumer and industrial markets. We are a leading provider, in terms of total net sales, of integrated Hall-Effect sensor ICs with applications in each of these markets. Our broad product portfolio of application-specific analog power ICs includes motor drivers and power interface drivers that are used in automotive electronic systems and computer and office automation products, such as printers and visual displays that use LEDs. Our 40 years of experience in the semiconductor industry serves as our foundation for designing and manufacturing magnetic sensor ICs and analog power ICs, and enables our current expansion into the growing field of power management ICs.

Our product portfolio includes over 325 Allegro products across a range of high-performance analog and mixed-signal semiconductors, including magnetic sensor ICs, analog power ICs and power management ICs. During fiscal year 2007, we sold our products directly to approximately 140 OEMs, 33 distributors and 49 EMS providers, many of which are leaders in their respective markets. In addition, we sold our products to a wide range of end customers in Japan through Sanken, our parent company. Through collaboration in product design with many of these customers, we are able to gain insights into trends in the markets we serve and the related needs of our customers for new and improved semiconductor technology and products. We believe that these insights enable us to develop leading-edge solutions, often in advance of our competitors. Our close relationship with Sanken provides us access to a broad base of leading Japanese customers in the automotive, consumer and computer and office automation markets for which we develop advanced products that can be sold worldwide. We offer product design and applications development support to our customers through design and application centers located in the Americas, Asia and Europe.

We employ both internal and external manufacturing capacity for wafer fabrication, assembly and testing. Our relationship with PSI, a wholly owned subsidiary of Sanken, provides us access to skilled analog process development capabilities and cost-effective wafer manufacturing capacity that utilizes our advanced wafer fabrication technology. This manufacturing approach allows us to leverage our intellectual capital in advanced wafer fabrication technology while reducing our capital investment requirements.

We were established as the semiconductor division of Sprague in 1965. In 1990, we were acquired by Sanken.

Our Relationship with Sanken

Prior to this offering, we have been a wholly owned subsidiary of Sanken, a Japanese company whose common stock is traded on the First Section of the Tokyo Stock Exchange. Sanken intends for the foreseeable future to maintain majority ownership of the outstanding shares of our common stock.

Sanken was established as the Toho Sanken Electric Co., Ltd. in 1946 as the successor to an industrial technology research institute that began operating in the 1930s. Sanken’s early industrial research and development activities in what was then the new field of semiconductors formed the foundation of its growth in semiconductor product design, development, manufacturing and marketing. Sanken’s worldwide production, design, sales and distribution operations are organized in three segments: semiconductors (which includes Allegro), power modules and power supply equipment. Sanken’s semiconductor business segment, which includes power supply ICs, motor driver ICs, automotive ICs and discrete devices, complements our product lines. For the fiscal year ended March 31, 2007, Sanken had net sales of approximately 203.8 billion Japanese yen (approximately U.S.$1,774.2 million) and net profits of 7.5 billion Japanese yen (approximately U.S.$65.3 million). For the six months ended September 30, 2007, Sanken had net sales of approximately 94.0 billion Japanese yen (approximately U.S.$817.9 million) and net profits of approximately 0.9 billion Japanese yen (approximately U.S.$7.5 million).

Allegro was formed in 1990 when Sanken acquired the semiconductor division of Sprague in an effort to expand its U.S. operations and strengthen its worldwide semiconductor business. In addition to currently being our controlling stockholder, Sanken collaborates with us in the areas of marketing and distribution, technology development and manufacturing. We believe that the collaborative efforts between Sanken and us create synergistic opportunities and benefits, some of which are highlighted below:

•	Access to Sanken’s extensive customer relationship, distribution, sales and technical support network. With Sanken’s support, we have been able to develop relationships with Japanese customers, particularly in the automotive industry, who may not have otherwise become familiar with our products. Sanken also provides us with “design-in” assistance in Japan. This is the process by which some of our customers design our products into their products in Japan and manufacture them in other parts of the world. This relationship provides us access to end market information and in-depth knowledge of technology trends, resulting in the cost-effective and timely use of our engineering and marketing resources. We and Sanken are parties to reciprocal product distribution agreements under which Sanken distributes our semiconductor products in Japan and we distribute Sanken’s semiconductor products in the Americas.

•	Access to the wafer manufacturing facility operated by our affiliate, PSI. Sanken’s ownership of PSI, a wafer manufacturer, provides us with an important source of wafers and enables us to develop and utilize advanced manufacturing process technologies with a lower capital investment than would otherwise be required.

•	Cost-effective, advanced joint technology development. We expect to continue collaborating closely with Sanken to develop new manufacturing process technologies. We are collaborating with Sanken and PSI on the development of our next generation of BCD manufacturing process technology, called Sanken Group 5, or SG5, which we refer to as ABCD5. Our collaborative effort with Sanken enables us to develop advanced process technology more quickly and cost-effectively than if we were to seek to develop such technology on our own. We expect that applying the SG5 process across a substantial majority of our future products will enable us to enhance our product portfolio and achieve greater manufacturing efficiencies and lower costs.

We expect to continue our collaborative efforts with Sanken in areas such as marketing and distribution, manufacturing and development of product and manufacturing process technology. Please refer to the section of this prospectus titled “Transactions and Arrangements with Sanken and PSI” for more information on the collaborative arrangements between and among Sanken, PSI and us.

Our Competitive Strengths

Our key competitive strengths include the following:

We have leading market positions.  According to Gartner, Inc., we were the leading provider of magnetic sensor ICs with an estimated 25% share of the $662 million market in 2006. Within this market, we were the second leading provider of magnetic sensor ICs for the automotive market, with an estimated 22% share of the $528 million market, according to Gartner, Inc. In addition, within the high-growth communications market for non-optical sensor ICs, we have the leading position, with an estimated 39% market share in 2006, according to Gartner, Inc. In addition, based on our sales to leading customers in the computer and office automation market during 2006, we estimate that we had an approximate 11.5% market share in motor driver ICs for printer applications during that year. We believe that these positions provide us with opportunities to take advantage of projected growth in these markets.

We have established technology leadership in the development of integrated magnetic sensor ICs and power ICs.  Our technology leadership is supported by a strong intellectual property portfolio and trade secrets, analog design expertise and sensor assembly and test expertise. Our innovations in Hall-Effect sensor ICs include assemblies with magnets and magnetic field concentrators and circuit design techniques for multiple applications. Our power IC applications are developed using our proprietary 60-volt BCD process which enables the efficient integration of various discrete power circuits on one chip. Our power IC expertise is especially strong in the integration of multiple motor drivers and switching regulators on the same chip. We have a team of highly skilled engineers with analog design, test development and process technology development expertise. On average, our engineers have 13 years of semiconductor development experience. Our system-level expertise enables us to understand the complex, specific needs of our customers and provide advanced solutions that improve the performance of our customers’ products.

Our business diversification provides a stable base with multiple growth opportunities.  Our total net sales are diversified across customers, sales channels, geographies and end markets, which provides opportunities to grow and also maintain relative stability in total net sales across the business cycles that characterize the semiconductor industry. This enables us to continue to invest across business cycles, pursue multiple growth opportunities and leverage our research and development efforts across multiple products and end markets. Based on our sales during fiscal year 2007, no single customer exceeded 6.7% of our total net sales, and no single region exceeded 30.1% of our total net sales. We have strong relationships with market-leading, global customers across multiple end markets, including automotive, communications, consumer and computer and office automation. As a result, we have developed substantial system-level knowledge for our various end markets and applications. In addition, for many of our customers, we are among a limited number of vendors who are prequalified to compete for their next-generation product requirements and, for many of our products, we are the sole supplier to our customers. These relationships allow us to gain insight into the specifications for their products, enabling us to develop innovative solutions to meet their needs, hence providing us with multiple opportunities to expand our business.

We are well-positioned to access the Japanese markets.  Our collaboration with the Sanken Group provides access to the Japanese applications-specific analog semiconductor market. According to WSTS, the Japanese ASSP market, estimated at $3.4 billion market in 2006, will grow to $3.8 billion in 2010. We have leveraged Sanken’s customer relationships and extensive distribution and technical support networks to increase our sales in Japan. During fiscal year 2007, approximately 19.6% of our total net sales was derived from our sales to end-users in Japan, primarily for motor drivers in the computer and office automation market and for sensors in the automotive market. We believe we are also well-positioned to expand our power management business in Japan, particularly in the automotive, computer and office automation and consumer markets. Relationships with leading Japanese manufacturers in the consumer and automotive markets are particularly valuable since many of the solutions created for customers in these markets are quickly adopted by other manufacturers outside of Japan.

We possess a flexible, advanced manufacturing infrastructure.  Our manufacturing infrastructure consists of internal and external capability at each stage of the manufacturing process, enabling us to determine optimal internal and external production levels based on customer demand, product mix, technology requirements and foundry and subcontractor lead-times. Where possible, we maximize internal capacity utilization prior to using external sources.

With respect to wafer fabrication, internal capacity is provided by our Worcester, MA wafer facility and foundry capacity is provided by our affiliate, PSI, in Bloomington, MN. At these facilities, we have developed and deployed several custom wafer fabrication processes which are uniquely suited to our products and are not readily available externally.

Internal assembly and test capacity is provided by our facility located in Manila, Philippines. This facility provides high-volume production capacity, unique packaging solutions that are not available through subcontractors and protects our process intellectual property, particularly for the assembly and test of our magnetic sensor ICs. Various subcontractors supplement our internal assembly and test capacity, providing us flexible capacity and technology access.

We are certified under TS-16949, the automotive sector-specific quality management system standard, and are a major supplier to Japanese automotive manufacturers, recognized as having very stringent quality standards.

Our management team is highly experienced.  Our senior management team averages 25 years of semiconductor industry experience and 20 years of service to Allegro and its predecessor entity. We believe that our team has demonstrated expertise in our business and has the capability to develop and execute successful business strategies through semiconductor industry cycles.

Our Strategy

Our objective is to enhance our position as a leading provider of analog semiconductor products. Key elements of our strategy include:

Leveraging our intellectual property and technology capabilities to pursue additional opportunities in high-growth markets.  We address high-growth markets by developing new applications that create synergies with our existing technologies and product portfolio. For example, we will continue to develop innovative sensor and power products that target the increasing electronics content in automobiles in applications such as powertrain, chassis and safety systems. We are also expanding our presence in the communications and consumer markets by leveraging our analog power IC design and process capabilities to develop new power management products. We are also applying our sensor design skills and our power supply and motor control applications expertise in the development of technologies for sensing electric current. Further, we will apply these new product areas along with innovative sensor and motor driver products to expand our presence in the consumer market. In addition, we will continue to make investments in growth segments, such as Xenon flash driver ICs for digital cameras, vibration motor ICs for cellular phones and magnetic sensor ICs that protect the power supplies of computer servers.

Rapidly introducing value-added products.  We believe that our research and development investments in the areas of product design, wafer fabrication technology enhancement and IC package development are critical to maintaining our competitive advantage. We continue to enhance our research and development capabilities through internal investments and will consider potential external acquisitions of technologies to enable us to continue to offer differentiated, value-added products to our customers. We intend to increase the pace of our new product introductions by continuing to enhance our design tools, collaborate closely with our industry-leading customers and actively manage our product development pipeline. We believe that this approach will enable us to meet the shorter design cycles and times-to-market requirements demanded by our customers, particularly in the communications and consumer markets.

Increasing the breadth and depth of our customer relationships.  We believe our close collaboration with industry-leading customers has provided us with market insights that enable us to focus our resources on developing innovative products. We intend to continue strengthening our relationships with existing customers by broadening our product portfolio to further satisfy their needs. In the automotive market, for example, our innovative sensor solutions and system-level expertise enabled us to develop extensive collaborative relationships with our customers which we believe will facilitate market acceptance of our new sensor and analog power IC solutions. In the computer and office automation market, our system-level expertise, diverse analog power IC portfolio and customer relationships will enable us to offer new power management solutions. Furthermore, we intend to continue broadening our customer base by enhancing our sales and marketing efforts by utilizing an expanded global sales infrastructure along with a network of local applications and support centers near customer locations. In addition, we will continue to leverage our relationship with Sanken to improve our service and support of Japanese customers, particularly those in the automotive, computer and office automation, and consumer markets.

Continuing to pursue a flexible and cost-effective manufacturing strategy.  We believe that our use of both internal and external manufacturing capacity provides a flexible and efficient manufacturing model that reduces capital requirements, lowers operating costs, ensures reliability of supply and supports our growth. Our internal manufacturing facilities and those of our affiliate PSI are focused on specialty wafer fabrication technologies. We intend to continue to collaborate with Sanken to develop quality methodologies that satisfy the needs of our global automotive customers, including those in Japan. We will continue to use our in-house manufacturing facilities to maintain the quality of our products for the automotive market, ensure continuity of supply and protect our intellectual property, particularly in assembly and testing, where we believe our customized solutions provide us with a competitive advantage. In addition, we intend to continue utilizing external wafer foundries for certain process technologies and subcontractors for more standardized assembly and test requirements in order to efficiently manage our capital requirements.

Continuing to improve our profit margins.  We expect to improve our profitability by enriching our product portfolio, rapidly introducing new, higher-margin products and reducing manufacturing costs. We expect to continue to improve our product mix by developing new products for growth markets that typically generate higher profit margins. We intend to place a particular focus on enhancing our margins by converting existing products to products using newer technologies. We also intend to reduce our manufacturing costs by transferring wafer manufacturing to eight-inch wafers where practicable, optimizing our mix of internal and external manufacturing capacity, implementing more cost-effective packaging technologies and seeking cost reductions from our suppliers.

Pursuing selective acquisitions and other strategic transactions.  We evaluate and pursue selective transactions to facilitate our entrance into new applications, add to our intellectual property and design resources, and diversify our product offerings. For example, our collaboration with PSI was a key factor in Sanken’s acquisition of PSI in July 2005. We may acquire companies, technologies or assets and participate in joint ventures when we believe they will cost effectively and rapidly improve our product development or manufacturing capabilities or complement our existing product offerings.

Our Products

Our product portfolio includes over 325 Allegro products across a range of high-performance analog and mixed-signal semiconductors including magnetic sensor ICs, analog power ICs and power management ICs. Our products are designed for use in a wide range of applications including automotive systems, communications devices, computer and office automation products, consumer products and industrial uses.

Magnetic Sensor ICs

We offer a wide range of integrated magnetic sensor ICs based on Hall-Effect technology that allow our customers to develop contactless sensor solutions that reduce mechanical wear and provide greater measurement accuracy.

•	Position sensors. Our position sensors are mixed-signal ICs that provide a digital voltage output that measures the presence of a magnetic field against a determined threshold level, thereby establishing a precise position in applications such as cell phone open-close detection and gaming devices. In automotive applications, our position sensors are often used to replace mechanical switches in such applications as seat belt detection, wiper motors, one-touch power window systems and transmission shift selectors. The combination of sensors and power drivers provides solutions for emerging applications such as vibration motor drivers, notebook cooling fans and auto-focus sensors.

•	Speed sensors. Our speed sensors are mixed-signal ICs that detect and process the magnetic fields created by a rotating gear-tooth or ring magnet with the output being a digital reading proportional to speed. Our speed sensor portfolio includes gear speed and ring magnet speed sensors used in anti-lock braking, camshaft/crankshaft and transmission systems. In addition to product innovation in each of these areas, we offer proprietary packaging that integrates the magnet and the IC. This integration increases our content in automotive applications while satisfying customers’ desire to simplify the supply chain and reduce assembly cost.

•	Linear and current sensors. Our linear and current sensors are mixed-signal ICs that provide output signals proportional to the overall strength of a magnetic field created by a permanent magnet or a current carrying conductor. Linear sensors are used for angle measurement for rotary encoders in the automotive market and distance measurement for cell phone camera lens position in the consumer market. Current sensors, one of our emerging product areas, are used to measure AC and DC current levels and enable improved energy efficiency within such applications as household appliances (such as refrigerators, dishwashers and washing machines), power supply protection devices (such as servers and uninterruptible power supplies and motor control in electric power steering applications). We offer proprietary solutions in custom packaging to service this application.

Power and Power Management ICs

Our power IC portfolio is comprised of motor driver ICs, automotive ICs and power interface ICs. Our power management ICs include voltage converters and regulators for both application-specific and general-purpose use.

•	Motor driver ICs. These devices contain the power drivers and the sequencing logic to drive the coils of most kinds of low power motors. Our portfolio, primarily targeted to printer and consumer applications, includes an extensive line of stepper and brushless DC motor driver ICs which drive the motors in such applications as ink-jet, laser and dot matrix printers, linear tape drives and scanners. Recent low-voltage and battery-operated adaptations of many of our motor drivers address emerging applications in laptop and PC cooling fans, and auto-focus, zoom and shutter control for cell phone cameras. Our custom power ASICs combine various motor drivers with switching and linear regulators to service the power application needs for digital video projectors, projection televisions and single-function and multifunction printers.

•	Automotive ICs. Automotive power drivers operate in extreme temperature and voltage conditions with high quality and reliability requirements. We have adapted our motor driver and switching regulator technology to provide power IC solutions that meet these stringent requirements. Our portfolio of high power gate drivers for motor control is well suited to support the emerging automotive trend of replacing hydraulic systems with electronically controlled systems in applications such as electric power steering, engine cooling, and wiper motors. Integrated power driver solutions allow control of low power DC motors and relays. We have adapted our high-efficiency switching regulators to provide power to vacuum fluorescent displays and electronic control modules.

•	Power interface ICs. Our power interface ICs perform signal processing and logic control functions while providing power driving capabilities. We offer multi-channel LED drivers that control the lighting in large industrial signs, supporting the trend towards increased resolutions in these signs. Our extensive smoke detector IC portfolio supports various configurations of ionization and photoelectric-based smoke detectors that process low-level electrical signals and provide integrated power functions to drive alarms and horns.

•	Power management ICs. Our range of power management products enhance the way that power is used by an electronic or electrical system. By integrating more features and power management capabilities, our products enable greater functionality, higher voltage and higher current capacity within a smaller device. We offer a variety of voltage regulators including general-purpose buck and boost converters as well as highly integrated low noise block regulators used in satellite set-top boxes. We also offer flash charger ICs for use in cellular phones and digital cameras. These products control charge/recharge processes for Xenon flash applications. Our display products are used to drive white LED backlight for cell phones and portable electronics devices. Our latest products are also targeted for medium-sized liquid crystal display (LCD) backlight for applications including notebook computer displays, PC monitors and LCD televisions. Our products minimize total chip area and height through higher levels of integration and reduce the size and cost of external board components.

Examples of our products and their applications in end markets are set forth in the following table.

Computer
and Office
	Automotive	Automation	Communications	Consumer	Industrial

PRODUCTS	• Speed and position sensors • Motor driver ICs	• Motor driver ICs • Speed, position and current sensors • Display drivers	• Position sensors • Motor driver ICs • Display drivers • Flash drivers	• Position sensors • Linear sensors • Motor driver ICs • DC/DC converters	• DC/DC converters • Current sensors • LED drivers
APPLICATIONS
•   Power train and chassis systems

•   Safety and comfort systems

•   Electronic power steering, suspension, engine management, cooling systems

•   Airbag, wiper, ABS, security, door/window sensors, infotainment, lighting systems
• Ink-jet and multifunction ink-jet printer drivers

•   Laser and multifunction laser printer drivers

•   Notebook computer open/close sensors and fan drivers

•   Tape drives

•   Server hot swap ICs

		• Projector drivers	• Mobile phone handset open/close sensors, vibration motor drivers and auto-focus system motor drivers	• Smoke detectors • Projection TV and projector backlight • Satellite set-top boxes • Digital camera zoom position sensors and motor drivers	• Factory automation equipment • Current sensors for energy star household appliances including washing machines, refrigerators and dishwashers • LED signage

Products We Resell

In addition to selling our own products, we sell Sanken’s products within the Americas. A majority of this business was transferred to us from Sanken as Sanken customers moved their manufacturing operations from Japan to the Americas. We have developed additional business for these products by working with leading Japanese customers who have established operations within the Americas. Our products and target markets include power ICs for the automotive and consumer markets, LEDs for the automotive market and discrete products for the consumer and industrial markets. Since fiscal year 2007, we no longer sell Sanken’s products in Europe.

Technology

We consider the following technologies to be strategically important in the design and manufacture of our products. These technologies and our implementation of them have allowed us to achieve manufacturing and product quality levels of close to zero defects per million, below the six sigma level (a quality measurement standard used by many organizations to eliminate defects in which no more than 3.4 defects occur per million opportunities).

Semiconductor Process Technologies

We have expertise in designing analog power ICs and Hall-Effect sensor ICs using our proprietary mixed-signal semiconductor process technologies.

Different processes produce devices that have performance attributes that are particularly suitable for specific applications. In choosing the process technology to be used to manufacture a new product, we seek to optimize the match between the process technology and the desired performance parameters of the product.

The following summarizes our current strategic semiconductor process technologies:

BiCMOS.  Our Hall-Effect sensor IC applications are served using DABiCtm, a proprietary process. DABiCtm is a mixed-signal process technology which integrates bipolar and CMOS components along with the Hall-Effect element. This integration enables us to provide magnetic Hall-Effect sensing elements and logic and analog circuitry on a single chip. Our first-generation DABiCtm technology was brought into production in the early 1990s. We are presently on our fourth generation of this technology with a minimum feature size of 0.65 m. The term “minimum feature size” refers to the dimensions of the smallest feature which can be manufactured in the wafer fabrication process. Feature size is continually being reduced as manufacturers seek to integrate more functions on a single chip.

BCD.  Our analog power IC and power management applications are served primarily using a proprietary BCD process. BCD is a silicon-based, mixed-signal technology which integrates bipolar, CMOS and DMOS components. This integration enables us to provide the logic (CMOS), analog (bipolar) and power (DMOS) functions required for our analog power IC and power management applications. This technology, first introduced in the early 1990s, has evolved through three generations, each achieving improvements in minimum feature size and voltage capabilities. Our current generation of BCD technology (ABCD4) allows us to produce ICs with minimum feature size of 0.65 m that operate with output voltages up to 60 volts. In addition, we offer 40-volt, 0.5 m power management ICs manufactured for us by PSI with a BCD process technology developed and owned by PSI. DMOS referenced above comprise a class of metal oxide semiconductors that are particularly well-suited for applications where voltages are higher than that which can be handled by typical CMOS. DMOS devices achieve this capacity to handle higher voltages by virtue of the special process by which the elements that form the electronic components in semiconductor substrates are diffused into the substrates.

As described in “—Our Relationship with Sanken” above, in collaboration with Sanken and PSI, we are in the process of developing our next-generation BCD process technology called SG5, which we refer to as ABCD5. SG5 is jointly owned by us and Sanken. We expect to use SG5 technology to produce a substantial majority of our future products with shipments manufactured on this technology anticipated to begin in 2009.

CMOS.  Our analog power IC and sensor applications in the consumer and communications markets are increasingly being served using PSI’s 0.35 m analog CMOS process. This customized CMOS process is a silicon-based, mixed-signal technology which integrates CMOS components along with low performance bipolar components. This integration allows us to design precision analog amplifiers and logic components utilizing highly dense CMOS structures that operate at the extremely low voltage levels required for battery operated applications. The reduced mask list and dense component chip layouts provide us with a highly competitive process. We anticipate that first shipments utilizing this technology will start in late 2007.

Packaging Technologies

Interaction between a semiconductor circuit and its package can significantly affect product performance. Characteristics such as the ability of the package to dissipate heat produced by the IC it contains, or to withstand vibration, shock, high temperature and humidity, and other environmental conditions, are critical. This is particularly true in automotive applications.

Where possible, we use packages and package technologies that are available from our manufacturing subcontractors. Where solutions are not available externally, we develop proprietary solutions. For certain Hall-Effect sensor applications, for example, we have developed proprietary custom packaging which integrates the magnet and the IC in a single package. This integration enables our customers to simplify the design of their products and their supply chains, thus reducing their costs and thereby providing us a competitive advantage.

Our packaging portfolio has and will continue to evolve as we meet the needs of the portable market which demands more highly integrated products with a smaller footprint and thinner profile and with more input/output pins per package.

In order to maintain our competitive position, we have adopted quad flat no-lead, or QFN, packaging technology. Compared with older technologies, QFN technology provides significant improvements in manufacturing cost for lower profile and higher pin count packages. We are also planning to implement wafer level chip scale packaging technology to further enhance the quality of our manufacturing process and our products. We expect that these advanced technologies will enable us to further reduce package footprint and profile while improving electrical performance and eliminating significant portions of the assembly process.

Research and Development

We believe that our future success depends on our ability to continue to rapidly develop and introduce new products. As a result, we are committed to investing in our process and product development capabilities and focusing our engineering efforts on designing and introducing new application-specific products, developing new semiconductor wafer technologies, enhancing design productivity and evaluating competitive technologies.

We have made significant investments in our core engineering capabilities, including improvements in electrical component modeling, magnetic performance modeling and thermal distribution modeling. These improved tools will enable us to more accurately predict the performance of our designs, resulting in improved time-to-market for our products.

We continuously develop new products using specifications guided by input from our customers and end markets. Our team of product and technology development engineers has an average of 13 years of analog industry experience. This team works closely with many of our customers to develop and introduce products that meet their specific requirements. In fiscal year 2007, we introduced 44 new products, and 30.7% of our total net sales for fiscal year 2007 was attributable to Allegro products introduced during fiscal years 2005, 2006 and 2007.

We anticipate that we will continue to make significant research and development investments in order to maintain our competitive position with a continuing flow of innovative, high-quality products and services. As of September 28, 2007, we had 197 employees dedicated to research and development at multiple locations around the world, including the Americas, Asia and Europe.

We incurred research and development expenses of approximately $21.3 million for the six months ended September 28, 2007, $38.9 million in fiscal year 2007, $35.5 million in fiscal year 2006 and $35.2 million in fiscal year 2005.

Sales, Marketing and Customer Support

We sell Allegro products worldwide through multiple sales channels, including through our direct sales force, which handles sales to both OEMs and EMS providers, and through third-party distributors and Sanken, which resell Allegro products to numerous end customers. Our sales derived through each of these channels as a percentage of total net sales for fiscal year 2007 were 57.3%, 23.1% and 19.6%, respectively. Our sales derived through each of these channels as a percentage of total net sales for the six months ended September 28, 2007 were 60.4%, 22.5% and 17.1%, respectively. We maintain sales and technical support offices in Europe, Asia and the Americas. We intend to expand our sales and support capabilities and our network of distributors in targeted geographic markets.

Our direct sales force and applications engineers provide our customers with technical assistance. We believe that maintaining a close relationship with our customers and providing them with technical support improves their level of satisfaction and enables us to anticipate and influence their future product needs. We provide ongoing technical training to our distributor and sales representatives to keep them informed of our existing and new products.

We maintain an internal marketing organization that is responsible for the production and dissemination of sales and advertising materials, such as product announcements, press releases, brochures, magazine articles, advertisements and cover features in trade journals and other publications, and our product catalog. We also participate in public relations and promotional events, including industry trade shows and technical conferences.

Sanken provides considerable benefit to us by acting as a full-service distributor of our products to Japanese customers. Beyond offering pure distribution services, Sanken also provides Japanese customers with applications support for our new and existing products. As a result, our sales to Japanese customers accounted for approximately 19.6% of our total net sales for fiscal year 2007.

Customers

We sell our products to major global OEMs and key suppliers to major global OEMs across the automotive, computer and office automation, communications, consumer and industrial markets. We sold to more than 300 end customers during fiscal year 2007 (whether sold directly or indirectly through EMS providers, distributors or Sanken), with approximately 41.7% of our total net sales derived from sales to our top ten OEM customers (whether sold directly or indirectly through EMS providers, distributors or Sanken). No single customer represented more than 6.7% of our total net sales for fiscal year 2007.

For fiscal year 2007, our top OEM customers by total net sales (whether sold directly or indirectly through EMS providers, distributors or Sanken) included Electricfil Automotive, Motorola, Inc., Seiko Epson Corporation and Siemens VDO Automotive AG. For fiscal year 2007, we generated total net sales of $1.0 million or greater from 61 customers (whether sold directly or indirectly through EMS providers, distributors or Sanken).

Manufacturing and Operations

Our internal manufacturing operations are conducted at the three locations shown below. At our corporate headquarters in Worcester, MA, we have design, wafer fab, wafer probe and testing facilities. In Manchester, NH, we have design, module assembly and testing facilities. Our subsidiary, Allegro MicroSystems Philippines Inc., or AMPI, in Manila, Philippines, is our principal assembly and testing facility.

Facility	Manufacturing Functions	Facility Size	Status

Worcester, MA	Corporate HQ/ Design/Wafer Fabrication/Wafer Probe/Test	250,000 square feet	Own
Manchester, NH	Design/Module Assembly/ Test/Finish	108,000 square feet	Lease expires 2019
Manila, Philippines	Assembly/Test/Finish	150,000 square feet	Own 48,000 square feet; lease 102,000 square feet (lease expires in 2011)

We maintain additional design and applications support centers in the Americas, Asia and Europe. Our decision to open and maintain additional design centers is based on several factors, including the ability to employ talented engineers at lower costs and the ability to better serve our local customer base.

Our manufacturing strategy consists of a combined internal and external sourcing strategy. This strategy enhances security of supply by providing both internal and external capacity at each stage of the manufacturing process, and has enabled us to reduce our capital requirements, lower our fixed costs, obtain additional capacity to meet customer needs in periods of high demand and establish wafer process technology collaborations.

Wafer fabrication operations at our Worcester, MA facility and at our affiliate PSI, enhance our security of supply and manufacturing flexibility. We intend to increase our use of PSI, our principal external wafer foundry from which we procured approximately 36.5% of our wafers in fiscal year 2007, as a source of wafer supply and as the principal location for moving to the next generation of wafer fab technology. We believe that the prices that we pay PSI for wafers are at least as beneficial to us as we would be able to negotiate on an arm’s-length basis with unaffiliated third parties.

AMPI’s packaging capabilities and quality standards meet stringent automotive specification requirements and this facility is our primary assembly and testing facility for our automotive sensor business. Allegro supplements the assembly capabilities of AMPI with subcontractors in China, Indonesia, Malaysia and Singapore. In the future, we intend to make greater use of assembly subcontractors and purchase packaging services.

While our principle test operations are performed at AMPI, additional test operations are performed at our Worcester, MA, and Manchester, NH facilities. We also have plans to establish an additional test facility in Asia during 2009. Subcontractors in China, Malaysia and Singapore support our internal test capacity.

We are committed to manufacturing products of the highest quality. We have a “zero-defect” or zero defective parts per million produced, or ppm, quality culture focused on meeting or exceeding demanding automotive quality standards. Based on customer returns, we believe that our ppm defect rate has been below 1 ppm for 14 consecutive fiscal quarters. We comply with other industry standard quality measures such as compliance with TS-16949 (the automotive sector-specific quality management system standard), ISO 14001, RoHS (a European standard relating to use of hazardous substances) and Sony Green Partner Program (an environmental standard established by Sony Corporation and applied to its suppliers).

Competition

Our markets are highly competitive and we compete against numerous analog and mixed-signal semiconductor manufacturers. Although no one company competes with us in all of our product lines, we face significant competition in each of our business areas from domestic as well as international companies. Our primary competitors are other semiconductor manufacturers, such as Freescale Semiconductor, Inc. (Freescale), Infineon Technologies AG (Infineon), Maxim Integrated Products (Maxim), Micronas GmbH (Micronas), STMicroelectronics N.V. (ST) and Toshiba Corporation. Many of our competitors have substantially greater financial, technical, marketing and management resources than we have. This competitive advantage may allow them to respond more quickly than us to new or emerging technologies or changes in customer requirements. Some of our competitors currently offer product features or technologies that we do not currently offer but intend to sell in the future. We believe, however, that we currently compete favorably with respect to key competitive factors in our markets, which we have identified to include:

•	time to market;

•	system and application expertise;

•	product quality and reliability;

•	quality systems and support;

•	product features and performance;

•	proprietary technology;

•	production capacity; and

•	price.

In the sensor IC area, we are primarily focused on the automotive, communications and consumer markets. In the automotive market, we provide magnetic sensor ICs for engine management, anti-lock braking and transmission systems. We believe that our design expertise, intellectual property know-how, market leadership, quality systems and custom packaging capabilities enable us to compete favorably in these application areas. In the automotive market, we also provide magnetic sensor ICs used to sense linear and angular position in power windows, seat belt buckles and electric power steering systems. We believe that our design expertise, broad product portfolio and large customer base enable us to compete effectively against our competitors in the automotive market. In the communications and consumer markets, our magnetic sensor ICs are primarily used to measure linear and rotary position in applications such as cell phones, notebook computers and household appliances. We compete favorably against a number of smaller fabless companies in the communications and consumer markets through our design expertise, market leadership and large customer base.

Our analog power IC business is primarily focused on the computer and office automation, automotive and consumer markets. In the computer and office automation area, our analog power ICs drive motors and provide regulated power for printers, scanners and projectors. In these applications, we believe that our integrated power solutions, systems and design expertise, optimized wafer fabrication processes and Japanese customer relationships are our competitive strengths. In the automotive market, we compete by leveraging our motor driver systems, design expertise and global automotive customer relationships. In the consumer market, our analog power ICs are used in smoke detectors and lighting products, and we compete primarily against products offered by a number of fabless manufacturers. In this market, we believe that our applications knowledge enables us to effectively compete.

Our power management IC business is primarily focused on the consumer and communications markets where our products are used in Xenon photoflash applications and in a variety of regulator applications in satellite set-top boxes, LCD displays for backlight and bias supplies. We compete based on the strength of our BCD process, applications knowledge and access to Sanken’s Japanese customer base.

Our Intellectual Property

Our intellectual property includes patented inventions, trade secrets, accumulated technical know-how, and trademarks. As of September 28, 2007, we owned 86 U.S. patents with another 40 patents pending. Many of these patents have counterparts in key industrial countries. We also jointly own one patent with one of our customers in the United States and Japan. Generally, we use patents to protect our circuit design inventions and trade secrets to protect our proprietary manufacturing processes. We do not license our patents to third parties. Our issued patents have expiration dates ranging from September 2007 to April 2026, and we believe that the expiration or loss of any individual patent would not materially adversely affect any of our operations.

We market our products worldwide under the “Allegro” name. We either hold or have applied for trademarks in all countries where we do significant business. In Japan, Allegro and Sanken have licensed the “Allegro” trademark from a Japanese company that currently owns the trademark until 2016. The holder of the trademark has agreed not to license the trademark to any other company in the semiconductor industry during that time.

The patent, trademark and other legal actions that we have taken to protect our proprietary information may not be adequate to prevent the misappropriation of our technology. We seek to protect our proprietary technology by requiring our employees and subcontractors to execute confidentiality and nondisclosure agreements and by requiring employees to assign the rights to inventions made by them while at Allegro. We also require nondisclosure agreements when we disclose proprietary information to other third parties such as customers and suppliers. There can be no assurance that our confidentiality and nondisclosure agreements will not be violated or that we will have adequate remedies should violations occur. The laws of certain countries in which we operate may afford little or no protection for our intellectual property and may not afford protection from unauthorized copying, reverse engineering or other misappropriation of our technology. An inability to protect our proprietary technology could harm our ability to sustain and grow our business.

Our Employees

As of September 28, 2007, we employed 2,683 full-time employees, including 197 in research and development, 2,330 in manufacturing, 104 in sales and marketing and 52 in general and administrative. There have been no union attempts at our facilities since we were established. We believe that relations with our employees are good.

Legal Proceedings

We are currently not a party to any material legal proceedings. We may from time to time become involved in litigation relating to claims arising from our ordinary course of business. These claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

Environmental Compliance

Our operations and products are subject to a variety of environmental laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, air emissions, wastewater discharges, the use, handling and disposal of hazardous materials, soil and groundwater contamination, employee health and safety, and product content, performance and packaging. Certain environmental laws can impose the entire cost of investigating and cleaning up a contaminated site, regardless of fault, upon any one of a number of parties, including the current or previous owner or operator of the site. These environmental laws also impose liability on any person who arranges for the disposal or treatment of hazardous substances at a contaminated site. Third parties may also make claims against owners or operators of sites, and users of disposal sites, for personal injuries and property damage associated with releases of hazardous substances from those sites.

As with other companies engaged in similar businesses, our failure to comply with present and future environmental legal requirements, or the identification of contamination for which we are liable, could cause us to incur substantial costs, including fines, clean-up costs, investments to upgrade our facilities, or curtailment of operations. We cannot be certain that the identification of presently unidentified environmental conditions, more vigorous enforcement by the government, enactment of more stringent legal requirements, or other unanticipated events will not occur in the future and give rise to adverse publicity, restrict our operations, effect the design or marketability of our products, or cause us to incur material environmental costs that could have a material adverse effect on our business, financial condition, and results of operations.

We received ISO 14001 certification for our facility in Worcester, MA and for the AMPI facility in the Philippines. The ISO 14001 quality standard is a voluntary standard for environmental management published by the International Standards Organization.

On November 11, 2005, the Environmental Management Bureau (EMB) of the Department of Environment and Natural Resources in the Philippines issued a sanitary wastewater discharge permit to AMPI with the condition that AMPI construct a sewage treatment facility (STF) for its domestic sewage. Under the original construction schedule submitted to EMB, the STF was to have been completed in December 2006. The STF started operating in mid-July 2007, and the delay in completion and operation was due to issues attributable to the construction contractor. The results of sampling of sanitary wastewater discharges after the STF began operating demonstrate that such discharges meet applicable legal limits. Based on these results, AMPI filed an application for a discharge permit for its sanitary wastewater. The discharge permit was granted on October 22, 2007 and is valid until February 12, 2008. AMPI is applying to renew that permit, and we have no reason to believe that the permit will not be renewed. While it is not possible to determine with precision the period during which AMPI may have discharged sanitary wastewater pollutants in excess of the applicable limits, that period may be from late 2005 or early 2006 until discharges from the STF met legal limits as demonstrated during sampling performed in August 2007.

Sampling of AMPI’s process wastewater discharge in October 2007 identified the presence of copper, which is produced by an electroplating machine, slightly in excess of the legal limit. That sampling result is included in a self-monitoring report that was submitted to EMB in November 2007. To address the slight exceedance, AMPI stated in its self-monitoring report that it will construct a copper recovery system (CRS). We do not expect that the cost of constructing the CRS will be material. While sampling of the process wastewater discharge conducted in November 2007 showed that the discharge met the legal limit for copper, sampling conducted in January 2008 identified copper in excess of the limit.

No government agency has stated that it will impose a penalty on AMPI for discharging wastewater with one or more pollutants at concentrations above the applicable limit, but under the

Philippine Clean Water Act, EMB can recommend the imposition of penalties to the Pollution Adjudication Board (PAB), including a fine for the discharge of pollutants above the legally allowed limit, on a per day and per violation basis, of not less than 10,000 Philippine pesos (approximately U.S.$220) per day or more than 200,000 Philippine pesos (approximately U.S.$4,425) per day. AMPI has been advised by its counsel in the Philippines that it is possible that EMB may not recommend the imposition of the daily penalty with regard to the exceedance of pollutant limits in either the sanitary wastewater or process wastewater because (a) with regard to the failure to construct and operate the STF as scheduled, the construction and operation delay was attributable to the contractor, notwithstanding the fact that a revised completion schedule was not submitted to EMB and (b) with regard to the copper exceedance, AMPI plans to promptly correct it by constructing the CRS. In the event that a penalty is imposed with regard to either type of exceedance, based on our understanding of informal, general discussions that AMPI representatives have had with representatives of EMB and PAB, we believe it is unlikely to be material. The EMB has ten years to bring an action against a discharger of wastewater from the time the EMB discovers that pollutants in the wastewater exceeded legal limits.

We formerly owned and operated a facility in Willow Grove, PA (Willow Grove Site) for manufacturing. We addressed contamination at the Willow Grove Site in phases under the Pennsylvania Land Recycling and Environmental Remediation Standards Act (known as PA Act 2). In correspondence to us from the Pennsylvania Department of Environmental Protection (PADEP) dated December 24, 2003 and February 8, 2005 (PADEP Correspondence), PADEP stated that remediation was complete under PA Act 2. In a letter dated April 6, 2007 (April Correspondence), the United States Environmental Protection Agency (EPA) notified us (under a former name) that it and PADEP are evaluating whether the Willow Grove Site may be impacted by contamination that should be investigated and remediated under the federal Resource Conservation and Recovery Act’s Corrective Action Program (Corrective Action Program). Under the Corrective Action Program, EPA is evaluating many sites that managed hazardous waste. The April Correspondence arose out of EPA’s current Corrective Action Program to evaluate sites at which hazardous waste was managed. Allegro received the April Correspondence because it managed hazardous waste at the Willow Grove Site. In the April Correspondence, EPA explained that PA Act 2 presents an option for addressing potential contamination. We responded by providing the PADEP Correspondence to EPA. While we cannot rule out the possibility that EPA will require additional action, based on the PADEP Correspondence and the April Correspondence, we believe that EPA will not require such additional action.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and members of our board of directors as of January 29, 2008:

Name	Age	Position

Dennis H. Fitzgerald	58	President and Chief Executive Officer, Director
Yoshihiro Suzuki(1)(2)	49	Executive Vice President, Director
Mark A. Feragne	55	Vice President and Chief Financial Officer
Andre G. Labrecque	50	Vice President of Operations and Quality
Ravi Vig	47	Vice President of Business Development
Steven Miles	59	Vice President of Technology Development
Daniel P. Demingware	48	Vice President of Sales
Sadatoshi Iijima	59	Chairman of the Board
Kiyoshi Imaizumi	62	Director
Hidejiro Akiyama(1)(2)	59	Director
Richard R. Lury(1)(3)	60	Director
John H. MacKinnon(3)	67	Director

(1)	Member of the compensation committee.

(2)	Member of the nominating/corporate governance committee.

(3)	To be members of the audit committee once formed.

Dennis H. Fitzgerald, President and Chief Executive Officer and Director.  Mr. Fitzgerald joined Allegro’s predecessor in 1979 and has held various positions of increasing responsibility within the organization. In 1992, he was promoted to the position of Vice President, Worldwide Operations and in 1996, he was assigned to the position of Vice President of Quality Systems and was elected to the board of directors. In 2000, Mr. Fitzgerald assumed the role of President and was named Allegro’s Chief Executive Officer in 2004. Mr. Fitzgerald holds a BS degree in Mechanical Engineering and an MBA from the University of New Hampshire. Mr. Fitzgerald also is a director of Sanken and PSI.

Yoshihiro Suzuki, Executive Vice President and Director.  Mr. Suzuki joined Allegro as Vice President, Sanken Liaison in 2001, at which time he was also appointed to serve as a member of our board of directors. In 2002, Mr. Suzuki was appointed to the position of Executive Vice President, a position he currently holds. In this role, Mr. Suzuki is responsible for coordinating collaborative efforts between Sanken and its various internal operations, including Allegro and PSI. Mr. Suzuki received a BS degree in Physics from Chuo University. Mr. Suzuki also serves as a Corporate Officer of Sanken, President and Chief Executive Officer of PSI and Managing Director of Sanken Power Systems (UK) Limited, another affiliate of us owned by Sanken.

Mark A. Feragne, Vice President and Chief Financial Officer.  Mr. Feragne joined Allegro’s predecessor in 1985 and has held various positions within the Finance area of Allegro. In 1999, he was promoted to the position of Treasurer and to the position of Vice President and Chief Financial Officer. Mr. Feragne holds a BS degree in Applied Mathematics from Brown University and a MBA from the University of Chicago.

Andre G. Labrecque, Vice President of Operations and Quality.  Mr. Labrecque joined Allegro’s predecessor in 1982 and has held various positions within Allegro’s Operations group. In 1996, he was promoted to the position of Vice President, Operations. In 2003, he assumed additional responsibility for Allegro’s Quality functions. Mr. Labrecque holds a BS degree in Management Engineering from Worcester Polytechnic Institute.

Ravi Vig, Vice President of Business Development.  Mr. Vig joined Allegro’s predecessor in 1984 and has held various positions within Allegro’s product development and marketing organizations. In 1990, he was promoted to the position of Strategic Marketing Manager for Automotive products. In 2001, he was promoted to the position of Business Unit Director for Sensor products. In 2004, he was promoted to the position of Vice President of Business Development, with responsibility for all product lines. Mr. Vig holds a BS degree in Electrical Engineering from Rutgers, an MS degree in Electrical Engineering from Dartmouth College and an MBA from New Hampshire College.

Steven Miles, Vice President of Technology Development.  Mr. Miles joined Allegro’s predecessor in 1973 and has held various positions within the Engineering and Research and Development areas of Allegro. In 1990, he was promoted to the position of Vice President of Engineering; in 1994, he was promoted to the position of Vice President of New Development. He has held the position of Vice President of Technology Development since 2004. Mr. Miles holds a BS degree in Electrical Engineering from Northeastern University and an MS degree in Electrical Engineering from Rensselaer Polytechnic Institute.

Daniel P. Demingware, Vice President of Sales.  Mr. Demingware joined Allegro’s predecessor in 1983 and has held various positions within the Operations and Sales areas of Allegro. In 1995, he was promoted to the position of Director of Automotive Sales. In 2005, he was promoted to the position of Vice President of Sales. Mr. Demingware holds an AAS degree in Electrical Engineering Technology from Vermont Technical College.

Sadatoshi Iijima, President of Sanken, Chairman of the Board.  Mr. Iijima joined Sanken in 1971 and has held various positions of increasing responsibility within the Accounting, Marketing and Operations divisions of Sanken. In 2002, he was promoted to lead Sanken’s manufacturing facility in Indonesia. In 2003, Mr. Iijima was elected as a Corporate Officer of Sanken, and in 2005 he was appointed as Director and Senior Corporate Officer of Sanken. Mr. Iijima was named Representative Director and President of Sanken in 2006 and currently holds such positions with Sanken. Mr. Iijima joined the board of directors and was elected as Chairman of the Board in 2006. Mr. Iijima holds a BS degree in Management Engineering from Musashi Institute of Technology.

Kiyoshi Imaizumi, Director.  Mr. Imaizumi has served as a member of our board of directors since 2007. After joining Sanken in 1968, Mr. Imaizumi has held numerous positions within Sanken, primarily in the areas of sales and marketing. Mr. Imaizumi currently serves on the board of directors of Sanken and is also an Executive Vice President of Sanken. Mr. Imaizumi holds a BA degree in Foreign Studies from Sophia University.

Hidejiro Akiyama, Director.  Mr. Akiyama has served as a member of our board of directors since 2001. Prior to joining Sanken in 2000, Mr. Akiyama held various positions at Saitama Bank and The Asahi Bank, Ltd. Mr. Akiyama currently serves on the board of directors of Sanken and is also a Senior Vice President of Sanken. Mr. Akiyama holds a BA degree in Economics from Keio University.

Richard R. Lury, Director.  Mr. Lury was elected to serve as a member of our board of directors in July 2007 and will serve on our audit committee. Mr. Lury is a Partner with Kelley Drye & Warren LLP, a law firm headquartered in New York City. Mr. Lury is Chair of his firm’s Asia Practice Group and spends a significant portion of his time in advising Japanese corporations and financial institutions on legal matters affecting their operations in the United States. Mr. Lury received a JD degree from Syracuse University and a BA degree from the University of Pennsylvania. He is admitted to the Bars of New York and New Jersey.

John H. MacKinnon, Director.  Mr. MacKinnon was elected as a member of our board of directors in November 2007 and will serve on our audit committee. Prior to his retirement in 1999, Mr. MacKinnon was a Partner for PricewaterhouseCoopers LLP, where he served clients in the Middle Market Advisory Services Practice. As part of this responsibility, Mr. MacKinnon assisted audit committees of various boards of directors in understanding audit engagement plans, reviewing audit results and advising on the implementation of improvements in financial reporting, business practices and audit committee processes. Mr. MacKinnon is currently a member of the boards of directors for the following publicly held companies: LoJack Corporation, Biosphere Medical Inc. and National Datacomputer Corporation. Mr. MacKinnon received his BA from Boston College. He is a Certified Public Accountant and is a member of the American Institute and Massachusetts Society of Certified Public Accountants.

Board of Directors

The members of our board of directors will be elected annually at our annual meeting of stockholders. A majority of our directors are not independent within the meaning of the NASDAQ Marketplace rules. In order to comply with the NASDAQ listing criteria relating to the composition of boards of directors, we intend to rely on the “Controlled Company” exemption in NASDAQ’s Marketplace Rule 4350(c)(5) following the completion of this offering. Under this rule, a “Controlled Company” is one in which more than 50% of the voting power is held by an individual, a group or another company. Because of Sanken’s ownership of more than 50% of our common stock, we are a Controlled Company under this definition. As a “Controlled Company,” we are permitted to have a board that is comprised of less than a majority of independent directors.

Audit Committee

Our board of directors has adopted an audit committee charter which will govern the audit committee. Since the “Controlled Company” exemption does not extend to the composition of audit committees, we are required to have an audit committee that is comprised of at least three directors, each of whom must be “independent” based on independence criteria set forth in Rule 10A-3 of the Securities Exchange Act of 1934, as amended (Exchange Act). Such three directors must also satisfy the requirements set forth in NASDAQ Marketplace Rule 4350(d). Rule 10A-3 of the Exchange Act allows us to “phase-in” the independence requirements applicable to audit committees. Accordingly, the board of directors expects to establish an audit committee composed of three independent directors within the phase-in rule described above. Prior to the offering, our board of directors is expected to affirmatively determine that Mr. Lury and Mr. MacKinnon each satisfies the definition of “independent director” under Rule 10A-3 of the Exchange Act and Rules 4200 and 4350 of the NASDAQ Marketplace Rules. Consistent with the period prescribed in the phase-in rule, we will appoint a third independent director within one year after the completion of this offering. Prior to the completion of this offering, our board of directors is expected to affirmatively determine that Mr. MacKinnon qualifies as an “audit committee financial expert,” as defined by applicable rules of the SEC and NASDAQ.

The audit committee will assist our board of directors in its oversight of:

•	our financial reporting process, system of internal controls and accounting practices; and

•	the qualifications, independence, appointment, retention, compensation and performance of our registered public accounting firm.

The audit committee will have direct responsibility for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm, Ernst & Young LLP. The audit committee will implement policies and procedures for the pre-approval of all audit services and all permissible non-audit services provided by our independent registered public accounting firm.

Other Committees of the Board of Directors

Our board of directors has established a compensation committee and nominating/corporate governance committee, which are the only standing committees of the board of directors. We intend to rely on the “Controlled Company” exemption, which exempts us from the requirement to have each of the compensation committee and the nominating/corporate governance committee comprised solely of independent directors. As a “Controlled Company,” we are permitted to have a compensation committee and a nominating/corporate governance committee that are not comprised solely of independent directors. Accordingly, the compensation committee and the nominating/corporate governance committee are expected to be comprised of both independent and non-independent directors after the completion of this offering.

Compensation committee.  The current members of our compensation committee are Mr. Akiyama, who serves as Chairman, Mr. Suzuki and Mr. Lury. The compensation committee:

•	discharges the board’s responsibilities relating to compensation of our directors and executive officers; and

•	reviews and recommends compensation plans, policies and programs to the board, as well as approves individual executive officer compensation.

Nominating/corporate governance committee.  The current members of our nominating/corporate governance committee are Mr. Akiyama, who serves as Chairman, and Mr. Suzuki. The nominating/corporate governance committee:

•	identifies, evaluates and recommends individuals qualified to be directors to the board of directors for either appointment to the board of directors or to stand for election at a meeting of the stockholders; and

•	develops and recommends to the board of directors corporate governance guidelines.

In addition, our board of directors will establish a compliance and ethics committee prior to the consummation of this offering. The committee is expected to be composed of internal executives representing the functional departments of our organization. This committee will report to the audit committee.

Codes of Business Conduct and Ethics

We have adopted a code of business conduct and ethics applicable to all of our directors, officers and employees. The code of business conduct and ethics will be available on our website at www.allegromicro.com. We expect that any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Compensation Committee Interlocks and Insider Participation

For fiscal year 2007, Mr. Suzuki who served as a member of our compensation committee was an officer of Allegro. In addition, except for Messrs. Iijima, Fitzgerald, Imaizumi and Akiyama, who are directors of Sanken, and Messrs. Iijima, Fitzgerald and Suzuki, who are directors of PSI, no member of our board of directors or our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Director Compensation

In fiscal year 2007, we did not provide any member of our board of directors compensation in his capacity as a director. Following this offering, at the discretion of the compensation committee, each independent director will annually either (1) be granted 2,250 shares of restricted stock under our 2007 Long-Term Incentive Plan or (2) have an option to purchase 6,750 shares of our common stock, which in either case shall vest over three years from the date of grant at 1/3 vesting per year. In addition, each independent director will be paid an annual cash retainer of $20,000 and per meeting fees of $2,000 and $1,000 for attendance at board of director and committee meetings, respectively. In addition, annual cash retainers will be paid for committee service, as follows:

•	Audit: Chair: $10,000; Member: $5,000.

•	Compensation: Chair: $5,000; Member: $3,000.

•	Nominating/corporate governance: Chair: $5,000; Member: $3,000.

In September 2007, the compensation committee approved the grant of 2,250 shares of restricted stock awards under the 2007 Long-Term Incentive Plan to Mr. Lury upon the completion of this offering in connection with the annual grant referred to above. We expect that in the near future the compensation committee will approve the grant of 2,250 shares of restricted stock awards under the 2007 Long-Term Incentive Plan to Mr. MacKinnon upon the completion of this offering in connection with the annual grant referred to above. Independent directors that are appointed after the completion of this offering will receive a pro rated number of restricted stock awards.

COMPENSATION DISCUSSION AND ANALYSIS

Overview of Compensation Program

Our executive compensation program is designed to attract and retain the skilled individuals necessary for us to achieve our business objectives, to align their objectives with our short- and long-term business strategy and to reward these individuals for their performance of these goals. The compensation program for key executives is managed by the compensation committee of the board of directors. To that end, compensation for our President and Chief Executive Officer, Chief Financial Officer and three of our most highly compensated executive officers (named executive officers) has four primary components: base salary, incentive compensation, equity compensation and a variety of benefits that are generally available to all salaried employees.

Following the completion of this offering, we anticipate making adjustments to our compensation approach. As a privately-held company, for example, our compensation committee is composed exclusively of non-independent directors. Following this offering, we anticipate that our compensation committee will be composed of both independent and non-independent directors. Furthermore, given the absence of public company equity awards, base salary and incentive compensation have been the primary elements of total executive compensation. Following this offering, we will also implement the 2007 Long-Term Incentive Plan which will enable us to provide the types of equity compensation offered by the public companies with whom we compete, enabling us to reinforce our strategic direction while, over time, increasing the equity portion of an executive’s total compensation.

Compensation Philosophy

Our executive compensation program is designed to enable us to attract, retain and reward skilled executives and to align compensation with performance objectives. At the same time, we seek to contain fixed compensation costs and ensure that an appropriate amount of compensation is “at risk,” or dependent upon the achievement of specific objectives.

The following principles guide our compensation program:

•	Pay for performance — our executive compensation program rewards individuals based on our overall performance and their individual contribution to such results.

•	Provide compensation which is competitive — our executive compensation approach seeks to ensure our compensation is competitive with that provided by high technology companies within our industry and revenue group as obtained from the Radford Executive Compensation Survey.

•	Align compensation with stockholders’ interests — our executive compensation program ensures that base and incentive compensation targets are aligned with the achievement of specific performance objectives.

The Compensation Committee

As discussed in “—Other Committees of the Board of Directors” above, the compensation committee of our board of directors reviews and recommends compensation plans, policies and programs to the board, as well as approves individual executive officer compensation. The committee makes all decisions regarding each element of the compensation paid to the Chief Executive Officer and, with his input, reviews and approves all compensation paid to our other named executives.

On an annual basis, the committee reviews market trends in compensation, including the practices of our competitors. In addition, the committee reviews the specific corporate performance objectives defined by the board of directors and determines the manner in which the compensation program will recognize their attainment. In this process, the committee establishes base salary and incentive targets for each executive officer and approves individual performance goals.

Factors Considered in Determining Compensation

Competitive pay and benchmarking.  We compete for executive talent with companies in the semiconductor, electronics and other high technology sectors and believe that our compensation program directly impacts our ability to recruit and retain skilled executive talent. Through the benchmarking process, we seek to ensure that our base salaries and incentive levels are comparable to the median levels of our peer group.

On an annual basis, the committee reviews market compensation levels obtained from the Radford Executive Compensation Survey to determine the extent to which our compensation program is competitive. This survey captures base salary, incentive and equity data for full-time executives at the Vice President-level and above. Through its analysis of this survey, the committee is able to define overall compensation trends, define our peer group based on industry, revenue and geographic region, analyze aggregate base salary, incentive and equity compensation data for our peer group, and determine the appropriate base and incentive mix for our executives.

For fiscal year 2007, our peer group included the following companies surveyed by Radford having revenues comparable to ours and other companies within our industry with which we compete for talent:

Radford-Surveyed Comparably-Sized Companies:

• Applied Micro Circuits Corporation	• Silicon Image, Inc.
• Asyst Technologies, Inc.	• Silicon Laboratories, Inc.
• Atheros Communications, Inc.	• Silicon Storage Technology, Inc.
• Cree, Inc.	• SIRF Technology Holdings, Inc.
• Genesis Microchip, Inc.	• Standard MicroSystems Corporation
• Lattice Semiconductor Corporation	• Tessera Technologies, Inc.
• Micrel, Inc.	• TriQuint Semiconductor, Inc.
• Microsemi Corporation	• Ultra Clean Holdings, Inc.
• PMC-Sierra, Inc.	• Zoran Corporation
• Semtech Corporation

Other Industry Competitors:

• AMIS Holdings	• Microchip Technology, Inc.
• Atmel Corporation	• Micron Technology, Inc.
• Intersil Corporation	• On Semiconductor Corporation
• Linear Technology Corporation	• Supertex, Inc.
• LSI Logic Corporation

Goal alignment.  We have implemented a planning and goal-setting process which aligns our long-term strategic and short-term tactical objectives with those of our stockholders and ensures that these objectives are deployed through our organization in the form of specific departmental and individual goals. These goals include both short-term tactical goals and long-term strategic goals in such areas as financial performance, customer support, technology development and innovation, operational performance and new product development. These broad objectives are cascaded through our organization in the form of more specific objectives. For example, a corporate objective to improve financial performance may result in the establishment of specific departmental and individual goals which contribute to our financial results. At the end of each fiscal year, a final assessment will be made on the extent to which we achieved our overall objective. Further assessments are made to determine the extent to which departments and individuals contributed to these results.

Pay for performance.  Our merit compensation process considers goal achievement and individual performance when establishing base salary adjustments, incentive payments and, in the future, equity grants. The

President and Chief Executive Officer and the compensation committee annually conduct a performance assessment of each executive. This evaluation measures the extent to which each executive achieved his or her individual goals and the extent to which each executive contributed to our overall results. This performance assessment, in combination with the relative position of an executive’s base pay to the median benchmark, is used to determine the executive’s base salary adjustment. In addition, this performance assessment, in combination with the target incentive payment, is used to determine the executive’s incentive payment.

Compensation Components

The components of the executive compensation program are:

•	base salary;

•	incentive compensation;

•	long-term equity awards; and

•	retirement, health and welfare and other benefits.

Base compensation.  Base compensation is the foundation of our compensation program and our goal is to ensure that base salary levels enable us to attract and retain the executive talent needed to operate our business. Executive base salary is targeted at the median level of our benchmark group. Our executives are currently paid between 80.0% and 110.0% of this median, reflecting the judgment of the compensation committee which takes into consideration each executive officer’s responsibility, performance, experience and other factors such as retention concerns and internal equity.

Salaries are reviewed annually and in connection with job promotions. To determine base salary levels and salary increases, our Human Resources department collects competitive market data from proxy filings of public companies and the Radford Executive Compensation Survey. The compensation committee, in executive session without management present, determines the salary adjustment for our President and Chief Executive Officer based on performance, external competitiveness and internal equity. For all other named executives, the President and Chief Executive Officer reviews relevant market data and develops salary adjustment proposals for the committee’s consideration. These proposals consider individual responsibilities, experience, performance and the base salary levels relative to the competitive market and internal equity. The compensation committee evaluates these proposals by our President and Chief Executive Officer and makes the final determination on all compensation changes to be made for each named executive.

The salaries of Messrs. Fitzgerald, Labrecque, Vig, Feragne and Demingware were increased by approximately 3.1%, 2.1%, 2.6%, 3.0% and 2.5%, respectively, in fiscal year 2007, and by approximately 10.5%, 3.0%, 3.8%, 4.0% and 8.0% in fiscal year 2008, respectively.

With the exception of Mr. Demingware’s increase, these increases were part of our normal annual compensation review process and reflect our review of competitive compensation levels in the market. Mr. Demingware’s increase reflects his assumption of responsibilities for Allegro’s European Marketing organization.

Annual incentive cash bonuses.  We utilize cash bonuses to reward company and individual performance. On an annual basis, the compensation committee establishes an accrual rate for variable compensation. This accrual rate is based on a percentage of earnings before interest and taxes (EBIT) consistent with the median level of Radford-surveyed companies. The amount accrued for bonus payment, therefore, varies with our actual EBIT performance. Additionally, on an annual basis, the committee determines the target bonus ranges for each named executive officer based on its review of peer group data. It also defines the performance level below which no incentives are paid.

At the conclusion of each fiscal year, the committee assesses the extent to which established objectives have been achieved and determines whether incentives will be paid. When the committee determines that an incentive will be paid, the amount paid to each named executive officer is based on an assessment of each individual’s contribution to our performance.

In fiscal year 2006, we paid incentive cash bonuses generally in the range of $15,000 to $65,000 for members of our executive management, including our named executive officers, and $2,000 to $25,000 for other employees. For fiscal year 2006, Messrs. Fitzgerald, Labrecque, Vig, Feragne and Demingware each received an aggregate bonus of $65,000, $65,000, $60,000, $60,000 and $45,642, respectively, which represented approximately 20.0%, 26.9%, 26.1%, 27.8% and 22.9% of their base salaries, respectively.

For fiscal year 2007, the compensation committee established an EBIT target of $26.5 million and approved an accrual of 7.8% of EBIT for the payment of incentive cash bonuses for executives and employees. The committee also determined that no incentive cash bonuses would be paid if EBIT was less than $19.9 million (approximately 75.0% of the EBIT target for fiscal year 2007). Our actual fiscal year 2007 EBIT performance of $29.1 million exceeded our target by 5.8% and represented a 95.1% improvement from the prior fiscal year. This performance resulted in an incentive cash bonus pool of approximately $2.0 million.

In determining the amount of incentive cash bonuses to be paid for fiscal year 2007, the compensation committee considered significant contributions each named executive made to our EBIT performance and their contribution towards achieving our strategic objectives in certain areas, including:

•	Financial — whether key financial measurements, including revenues, gross margins and cost of goods sold, were favorable when compared with our financial targets;

•	New Product Development — whether new product development schedules and gross margin targets for new products were achieved;

•	Operations — whether cost reduction, yield improvement and quality objectives were achieved;

•	Technology Development — whether new process qualification milestones were achieved; and

•	Sales — whether revenue and strategic customer support and development objectives were achieved.

Given the high level of performance in each of these areas in fiscal year 2007, the committee determined that each named executive should be paid within their respective target percentage range, resulting in total payments of $0.57 million. The following table presents certain information relating to incentive cash bonuses received by the named executive officers for fiscal year 2007. The remaining $1.4 million of the approximately $2.0 million incentive cash bonus pool was allocated to employees at all levels within our company.

	Target Award
	Percentage	Actual Award	Actual Payment
	Range	Percentage	Amount
Name	(%)	(%)	($)

Dennis H. Fitzgerald(1)	50 - 75	55.2	$185,000
Mark A. Feragne(2)	30 - 45	45.0	$100,125
Andre G. Labrecque(3)	30 - 45	45.0	$111,150
Ravi Vig(4)	30 - 45	45.0	$106,200
Daniel P. Demingware(5)	25 - 35	32.4	$66,140

(1)	The incentive cash bonus received by Mr. Fitzgerald was determined primarily based on the committee’s assessment that Mr. Fitzgerald performed at a level that enabled us to substantially achieve the financial measurements and the strategic objectives mentioned above.

(2)	The incentive cash bonus received by Mr. Feragne was determined primarily based on the committee’s assessment that Mr. Feragne performed at a level that enabled us to achieve the key financial measurements described above, which were favorable compared to our financial targets.

(3)	The incentive cash bonus received by Mr. Labrecque was determined primarily based on the committee’s assessment that Mr. Labrecque performed at a level that enabled us to substantially achieve our cost reduction, yield improvement and quality objectives.

(4)	The incentive cash bonus received by Mr. Vig was determined primarily based on the committee’s assessment that Mr. Vig performed at a level that enabled us to substantially achieve new product development schedules and gross margin targets for new products.

(5)	The incentive cash bonus received by Mr. Demingware was determined primarily based on the committee’s assessment that Mr. Demingware performed at a level that enabled us to substantially achieve revenue and strategic customer objectives. Mr. Demingware assumed worldwide sales responsibility during fiscal year 2007. His target award and actual award, as a result, were prorated.

Long-term incentives.  We believe that long-term performance is achieved through an equity-based ownership culture that encourages high performance by our named executive officers.

Under Allegro MicroSystems, Inc. 2001 Stock Option Plan, named executive officers were provided stock option grants to ensure they have a continuing stake in our long-term success. Grants to named executive officers, however, were limited to initial grants made when the Plan was implemented in 2001 and, in a select case, grants made upon promotion to higher level positions.

The amounts provided to our named executive officers were based on a number of factors, including competitive practice and our recruitment and retention objectives. In defining the size of grants, we closely evaluated the practices of our peer group for all levels within our salaried workforce. We also defined our future staffing plans and likely internal promotions. Working within the parameters of the Plan, we then identified the number of options which were provided in the form of an initial grant based on job grade, critical skill set and performance, identified the number of options which would be held in reserve to satisfy our three- to four-year recruitment objectives, and identified grants for our named executives.

Ultimately, however, this plan spanned a longer time period than the three- to four- years we originally projected. With this extension and our continuing need to reserve options to satisfy our recruitment objectives, we elected to forgo ongoing option grants to our named executive officers and to most salaried employees. Our named executive officers, as a result, have generally not been granted options beyond the initial 2001 grant and the equity held by these executives is significantly less than that held by executives within our peer group companies.

Options awarded under Allegro MicroSystems, Inc. 2001 Stock Option Plan were awarded with an exercise price equal to or greater than the fair market value of our common stock on the date of grant, the determination of which is discussed below. As a result, these options will have value to our named executive officers only if the market price of our common stock increases after the date of grant.

Under the Allegro MicroSystems, Inc. 2001 Stock Option Plan, options typically cliff-vest, meaning that they are fully vested five years from the date of grant. Authority to make stock option grants to executive officers has historically rested with our board of directors, and we expect our board of directors will delegate that authority to our compensation committee in the future. In determining the size of stock option grants to executive officers, our board of directors will consider compensation expense, our performance against our business plan, individual performance against the individual’s objectives and the recommendations of our chief executive officer and other members of management.

We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. However, we intend to implement policies to ensure that equity awards are granted at fair market value on the date that the grant action occurs.

Under the Allegro MicroSystems, Inc. 2001 Stock Option Plan Allegro MicroSystems, Inc., described in further detail under “—Employee Benefit Plans,” we are authorized to grant options to purchase shares of our common stock to our employees and executive officers. Under this Plan, we granted options to Messrs. Fitzgerald, Labrecque, Vig, Feragne and Demingware, to purchase 87,205, 63,700, 63,700, 63,700 and 63,700 shares of our common stock, respectively, as follows:

•	Mr. Fitzgerald’s option was issued on May 30, 2001 for 87,205 shares of common stock at an exercise price of $6.00 per share. This option vested on May 30, 2006.

•	Mr. Feragne’s option was issued on May 30, 2001 for 63,700 shares of common stock at an exercise price of $6.00 per share. This option vested on May 30, 2006.

•	Mr. Labrecque’s option was issued on May 30, 2001 for 63,700 shares of common stock at an exercise price of $6.00 per share. This option vested on May 30, 2006.

•	Mr. Vig’s option was issued on May 30, 2001 for 63,700 shares of common stock at an exercise price of $6.00 per share. This option vested on May 30, 2006.

•	Mr. Demingware’s options were issued on May 30, 2001, May 27, 2002 and November 16, 2004, for 20,000, 25,000 and 18,700 shares of common stock, respectively and at an exercise price of $6.00, $6.00 and $12.20, respectively. The option on 20,000 shares issued on May 30, 2001 vested on May 30, 2006, the option on 25,000 shares issued on May 27, 2002 vested on May 27, 2007 and the option on 18,700 shares issued on November 16, 2004 vested on March 28, 2006.

In November 2007, we adopted the Allegro MicroSystems, Inc. 2007 Long-Term Incentive Plan, which is described below under “—Employee Benefit Plans.” The Allegro MicroSystems, Inc. 2007 Long-Term Incentive Plan will succeed our existing Allegro MicroSystems, Inc. 2001 Stock Option Plan immediately following this offering and will afford greater flexibility in making a wide variety of equity awards, including stock options, shares of restricted stock, restricted stock units, units and performance shares, to executive officers and our other employees. Other than the equity plans described above, we do not have any equity security ownership guidelines or requirements for our executive officers.

Other benefits.  Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, group and supplemental life, short and long-term disability and our Retirement and 401(k) Savings plan, in each case on the same basis as other employees, subject to applicable laws. We also provide vacation and other paid holidays to all employees, including our executive officers, which are comparable to those provided at peer companies.

Summary Compensation Table

The following table summarizes the compensation earned during fiscal year 2007 by our named executive officers who were serving as executive officers as of March 30, 2007 and whose total compensation exceeded $100,000.

			Stock Option	All Other
Name and Principal Position	Salary	Bonus	Awards(1)	Compensation(2)	Total

Dennis H. Fitzgerald	$333,269	$65,000	$9,802	$17,336	$425,407
President and Chief Executive Officer
Mark A. Feragne	$221,375	$60,000	$7,160	$12,319	$300,854
Vice President of Finance and Chief Financial Officer
Andre G. Labrecque	$246,135	$65,000	$7,160	$13,515	$331,810
Vice President of Operations and Quality
Ravi Vig	$234,961	$60,000	$7,160	$14,004	$316,125
Vice President of Business Development
Daniel P. Demingware	$203,052	$60,808	$18,298	$12,469	$294,627
Vice President of Sales

(1)	Amounts represent stock-based compensation expense for fiscal year 2007 for stock option awards under SFAS No. 123(R) as discussed in Note 7, “Stock Option Plan,” of the Notes to the consolidated financial statements included elsewhere in this prospectus.

(2)	Represents amounts paid for car allowances, for non-qualified deferred retirement compensation and amounts paid for life insurance for the employee and the employee’s family members.

Option Grants in Last Fiscal Year

No stock option grants or other plan based awards were made to our named executive officers during fiscal year 2007.

Outstanding Equity Awards at end of Fiscal Year 2007

The following table presents certain information concerning the outstanding option awards held as of March 30, 2007 by each named executive officer.

	Option Awards				Stock Awards
						Equity
						Incentive Plan
					Equity	Awards:
					Incentive	Market
					Plan Awards:	Value or Payout
	Number of	Number of			Number of	Value of
	Securities	Securities			Unearned	Unearned
	Underlying	Underlying			Shares, Units	Shares, Units
	Unexercised	Unexercised	Option		or Other	or Other
	Options:	Options:	Exercise	Option	Rights that	Rights that
	Exercisable	Unexercisable	Price	Expiration	have not vested	have not vested
Name	(#)	(#)	($)	Date	(#)	($)

Dennis H. Fitzgerald	87,205	—	$6.00	5/30/2011	—	—
Mark A. Feragne	63,700	—	$6.00	5/30/2011	—	—
Andre G. Labrecque	63,700	—	$6.00	5/30/2011	—	—
Ravi Vig	63,700	—	$6.00	5/30/2011	—	—
Daniel P. Demingware	20,000	—	$6.00	5/30/2011	—	—
	—	25,000	$6.00	5/27/2012	—	—
	18,700	—	$12.20	11/16/2014	—	—

Option Exercises and Stock Vested in Last Fiscal Year

No options were exercised and no stock awards were vested by any of our named executive officers during fiscal year 2007.

Pension Benefits

The named executive officers are not currently entitled to or are they ever expected to receive a pension benefit under any defined benefit pension plan sponsored by us or Sprague.

Defined Contribution Retirement and Savings Plan

All employees, including the named executive officers, are eligible to participate in the Allegro MicroSystems, Inc. Employees’ Retirement and Savings Plan through which a defined retirement contribution and company match are made in accordance with the Plan.

Non-Qualified Deferred Compensation

Our executive staff, including the named executive officers, are eligible to participate in a non-qualified Executive Deferred Compensation Plan. In addition to providing executives the option of deferring certain income through this plan, we make retirement contributions which would have otherwise been prevented by reason of the limitation imposed by Section 401(a)(17) of the Internal Revenue Code of 1986, as amended (IRC). Plan balances, contributions and earnings as of March 30, 2007 are as follows:

	Non-Qualified
	Executive Deferred
	Compensation	Company
	Plan Balance as	Contribution	Fund Earnings
	of March 30,	During Fiscal	During Fiscal
Name	2007	Year 2007	Year 2007

Dennis H. Fitzgerald	$13,712	$4,423	$433
Mark A. Feragne	—	—	—
Andre G. Labrecque	$4,675	$992	$169
Ravi Vig	$1,195	$534	$32
Daniel P. Demingware	$177	$176	$1

Employee Benefit Plans

2001 Stock Option Plan

Our 2001 Stock Option Plan was approved by our board of directors on May 30, 2001. This Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the IRC to our employees, and for the grant of nonstatutory stock options to our employees and consultants. As of September 28, 2007, options to purchase 3,050,890 shares of common stock were outstanding with a weighted average exercise price of $7.25 per share. 699,110 shares were available for future grant under the 2001 Stock Option Plan as of September 28, 2007.

We will not grant any additional awards under our 2001 Stock Option Plan following this offering. Instead, we will grant options under our 2007 Long-Term Incentive Plan. Options which have been reserved but not issued under our 2001 Stock Option Plan and any options returned to our 2001 Stock Option Plan on or after the effective date of this offering as a result of termination or exercise of options will be canceled.

2007 Long-Term Incentive Plan

Our 2007 Long-Term Incentive Plan, or the Plan, was adopted by our board of directors in October 2007 and approved by our stockholders in November 2007. Our Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the IRC to our employees or any subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock awards (in the form of restricted stock awards and bonus stock awards) and performance share awards to our directors, officers, employees and consultants, and our subsidiary corporations’ directors, officers, employees and consultants.

Shares available.  We have made available a maximum number of 1,850,000 shares of our common stock to be subject to options or awards granted under our Plan. In the event of any stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other change in capitalization, or any distribution of shares to holders of our common stock, the compensation committee is required to make various adjustments including adjustments in the number of shares available under our Plan. Shares of our common stock subject to options and awards that expire or are terminated pursuant to our Plan will again be available for grant under our Plan. Shares of our common stock available under our Plan may be authorized and unissued shares, reacquired shares or a combination thereof.

Administration.  The compensation committee of our board of directors administers our Plan. Subject to the terms of our Plan, the compensation committee will in good faith select eligible persons for participation in our Plan, determine the form, amount and timing of each award to such persons, determine the number of shares of common stock subject to each award, and, to the extent applicable, determine the exercise price or base prices associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of agreement evidencing the award.

In addition, the compensation committee may, in its sole discretion and for any reason at any time, subject to the requirements of Section 162(m) of the IRC and regulations thereunder in the case of an award intended to be qualified performance-based compensation, take action such that (1) all or a portion of the restriction period applicable to any outstanding restricted stock award shall lapse, (2) all or a portion of the performance period applicable to any outstanding performance share award shall lapse and (3) the performance measures applicable to any outstanding award (if any) shall be deemed to be satisfied at the maximum or any other level. The compensation committee shall, in good faith and subject to the terms of our Plan, interpret our Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of our Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions shall be final, binding and conclusive.

The compensation committee may delegate some or all of its powers and authority to our board of directors or our president and chief executive officer or another executive officer as the committee deems appropriate, subject to certain limitations.

Stock options.  The compensation committee may, in its discretion, grant options to purchase shares of our common stock to such eligible persons as may be selected by the committee. Each option, or portion thereof, that is not an incentive stock option shall be a nonstatutory stock option.

The compensation committee will determine the number of shares of common stock subject to an option and the purchase price per share of common stock purchasable upon exercise of the option; provided, however, that the purchase price per share of common stock purchasable upon exercise of an option is not to be less than 100% of the fair market value of a share of our common stock on the date of grant of such option. If an incentive stock option is granted to any person who at the time of such grant owns capital stock possessing more than 10% of the total combined voting power of all classes of our capital stock (a Ten Percent Holder), the purchase price per share of common stock will be the price required by the IRC (currently 110% of the fair market value on the date of such grant) in order for such stock option to constitute an incentive stock option.

The period during which an option may be exercised shall be determined by the compensation committee; provided, however, that an incentive stock option may not be exercised later than ten years after its grant date, except that if an incentive stock option is granted to a Ten Percent Holder, such stock option may not be exercised later than five years after its grant date. The compensation committee may, in its discretion, establish performance measures to be satisfied as a condition to the exercisability of all or a portion of an option. The compensation committee will determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole shares of our common stock.

After termination of employment with or service to us or any of our subsidiary corporations, an option holder may exercise his or her option for the period of time stated in the option agreement. Unless otherwise specified in the option agreement, if termination is due to disability, death or retirement, the option will remain fully exercisable until and including the earliest to occur of (1) the first anniversary date of such holder’s termination of employment or service and (2) the expiration date of the term of such option. Unless otherwise specified in the option agreement, if a holder of an option is involuntarily terminated for any reason other than cause, disability, death or retirement, the option may be exercised for up to thirty days following the effective date of such involuntary termination by us. In the event of voluntary termination (other than disability or retirement) or termination for cause (as defined in the option agreement), all options will be immediately forfeited at the time of termination.

Stock awards.  The compensation committee may grant restricted stock awards, bonus stock awards or a combination thereof under our Plan. The compensation committee will determine the number of shares of our common stock that are subject to a restricted stock award or a bonus stock award. Restricted stock awards are stock awards that may be subject to performance measures and/or a restriction period, the terms and conditions of which will be determined by the compensation committee. The compensation committee will also determine the vesting conditions of shares subject to a restricted stock award. For example, the compensation committee may require a period of continuous employment with or service to us or any of our subsidiary corporations, or the satisfaction of specified performance measures during the restriction period. Shares that are subject to a restricted stock award that do not vest are subject to forfeiture. Bonus stock awards are stock awards that are not subject to any restriction period or performance measures.

Performance share awards.  Performance share awards are awards that will result in the issuance of our common stock only if certain performance measures established by the compensation committee are achieved. The compensation committee will determine the number of shares of common stock subject to any performance share award, the performance measures and the performance period applicable to such award.

Transfer of awards.  Unless otherwise specified in the agreement relating to the award, our Plan generally does not allow for the transfer of awards. Generally, only the holder of an award or such holder’s legal representative or similar person may exercise an award during his or her lifetime.

Change in control transactions.  Our Plan provides that in the event of involuntary termination of a holder of an option or award within two years following a change in control (1) all options of such holder shall immediately become exercisable in full, (2) the restriction period applicable to any outstanding restricted stock award of such holder shall lapse and (3) the performance period and performance measures applicable to any outstanding performance share award of such holder shall be deemed to be satisfied at the maximum level of performance specified in the performance share award. A change in control is defined under our Plan as a merger, consolidation, reorganization or other transaction (or series of related transactions) with or into any other entity in which we are not the surviving entity (unless the principal purpose of the transaction is our reincorporation); the effectuation of a transaction (or series of related transactions) as a result of which the owners of our outstanding equity securities and voting power immediately prior thereto do not own at least 50% of the outstanding equity securities and voting power of the surviving or resulting entity (or its parent) immediately thereafter; or the sale of substantially all of our assets on a consolidated basis.

Termination and amendments.  Our Plan will automatically terminate in 2017, unless terminated earlier by our board of directors. In addition, our board of directors has the authority to amend our Plan, subject to any requirement of stockholder approval required under applicable law, provided such action does not, among other restrictions, impair the rights of any holder without the consent of such holder.

Allegro MicroSystems, Inc. Employees’ Retirement and Savings Plan

We sponsor a qualified employee retirement and savings plan for all employees who have attained age 21. The plan includes a defined contribution, profit sharing retirement plan and a voluntary employee savings plan.

Defined contribution retirement account.  We make the following contributions to employees’ retirement accounts: (1) a contribution equal to 2% of plan eligible pay on earnings up to 60% of the social security maximum wage base and (2) 4% of plan eligible pay on earnings that are in excess of 60% of the social security wage base. In addition, for non highly-compensated salaried employees, we make a year-end true up retirement contribution to ensure that the total retirement contribution made to eligible associates was 4% of 2007 plan eligible pay.

Voluntary employee savings and company match.  Through the voluntary employee savings portion of the plan, employees may elect to reduce their current plan eligible compensation by up to 50%, subject to certain plan and statutory limitations. We provide a match equal to 25% of an employee’s deferral not exceeding six percent of plan eligible compensation for the year. The voluntary employee savings portion of the plan qualifies under Section 401 of the IRC so that employee contributions and the company match, as well as income earned on plan contributions, are not taxable to employees until withdrawn from the plan.

Agreements with Named Executive Officers

Severance Agreement with the President and Chief Executive Officer

We entered into a severance agreement with Dennis H. Fitzgerald, our President and Chief Executive Officer, in October 2007. The terms of this new agreement were determined following a review of severance agreements for chief executive officers of semiconductor and high technology companies with revenues which are comparable to ours. The following summarizes the severance provisions included in such severance agreement:

•	if Mr. Fitzgerald resigns or if we terminate his employment for good cause, we have no severance obligation. “Good Cause” is defined as (1) continued or repeated failure, refusal or inability to substantially perform his duties or to comply with reasonable directives of our board of directors, (2) a willful or intentional act or omission in breach of his fiduciary duty to Allegro that results in a substantial disadvantage to Allegro, (3) knowingly aiding a competitor to the detriment of Allegro, (4) knowingly making unauthorized disclosures to third parties of material confidential or proprietary information of Allegro, (5) inability to perform his duties for more than three months in the aggregate during any twelve month period due to illness, chemical dependency or other incapacity, or (6) conviction of, or pleading guilty to, a felony;

•	if we terminate Mr. Fitzgerald’s employment for reason without Good Cause, we are obligated to pay Mr. Fitzgerald an amount equal to two hundred percent (200%) of the sum of (a) his annual base salary on the date that notice of termination is given and (b) the average annual bonus compensation paid to Mr. Fitzgerald during the two-year period preceding such notice of termination. One year of such base salary will be paid over a one-year period following such notice of termination and the remainder of the severance payment will be paid in a lump sum within fifteen days following the date of such notice of termination;

•	Mr. Fitzgerald will be entitled to participate without cost in our medical benefits program for a one-year period following the date of the notice of termination; and

•	Mr. Fitzgerald’s stock options, restricted stock awards or any other benefit or award will vest on the date of the notice of termination and all such options, benefits or awards will be immediately exercisable and the restriction period under any restricted stock awards will lapse.

Severance Agreement with the Vice President and Chief Financial Officer

We entered into a severance agreement with Mark A. Feragne, our Vice President and Chief Financial Officer, in October 2007. The terms of this agreement were determined following a review of severance agreements for chief financial officers of semiconductor and high technology companies with revenues which are comparable to ours. The following summarizes the severance provisions included in such severance agreement:

•	if Mr. Feragne resigns or if we terminate his employment for Good Cause (as defined in Mr. Fitzgerald’s new severance agreement which we expect to enter into prior to the completion of this offering), we have no severance obligation;

•	if we terminate Mr. Feragne’s employment for reason without Good Cause, we are obligated to pay Mr. Feragne an amount equal to one hundred and fifty percent (150%) of the sum of (a) his base salary on the date that notice of termination is given and (b) the average annual bonus compensation paid to Mr. Feragne during the two-year period preceding such notice of termination. One year of such base salary will be paid over a one-year period following such notice of termination and the remainder of the severance payment will be paid in a lump sum within fifteen days following the date of such notice of termination;

•	Mr. Feragne will be entitled to participate without cost in our medical benefits program for a one-year period following the date of the notice of termination; and

•	Mr. Feragne’s stock options, restricted stock awards or any other benefit or award will vest on the date of the notice of termination and all such options, benefits or awards will be immediately exercisable and the restriction period under any restricted stock awards will lapse.

Severance Policy for Other Named Executives

Our other named executive officers, Messrs. Labrecque, Vig and Demingware, are entitled to severance pay under our severance policy available to executive employees. The following summarizes the severance policy applicable to Messrs. Labrecque, Vig and Demingware:

•	if Messrs. Labrecque, Vig and Demingware resign or retire, or if we terminate their employment for cause, we have no severance obligations. “Cause” is defined as (1) any act of personal dishonesty taken by the employee in connection with his/her responsibilities as an employee and intended to result in personal enrichment of the employee, (2) the conviction or plea of nolo contendere with respect to a felony, (3) a willful act by the employee which constitutes gross misconduct and which is injurious to us and (4) following delivery to the employee of a written demand for performance from us which describes the basis for our belief that the employee has not substantially performed his/her duties, continued violations by the employee of the employee’s obligations to us which are demonstrably willful and deliberate on the employee’s part;

•	if we terminate Messrs. Labrecque, Vig or Demingware for reason without cause, such as (1) termination as a result of the closing of a facility, (2) termination as a result of the restructuring of our organization or (3) the relocation of the employee to a facility or location more than fifty miles from the employee’s then present location, we are obligated to pay the greater of (i) the severance pay applicable to our other full-time salaried employees under our general severance policy (i.e., the greater of (a) five weeks of base annual salary or (b) one week of base annual salary for each year of service with us on a pro rated basis) or (ii) one week (including fractions of a week) for each $3,000 of annual base salary, subject to a maximum of 52 weeks; and

•	in addition, Messrs. Labrecque, Vig and Demingware will be provided certain ancillary benefits, such as continued coverage under our group health plans, consistent with our general severance policy for full-time salaried employees.

Limitation of Liability and Indemnification

As permitted by the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated by-laws limit or eliminate the personal liability of our directors and officers, including those directors and officers who serve as a director or officer of another entity at our request. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director or officer, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock purchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

In addition, our amended and restated certificate of incorporation and amended and restated by-laws provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law; and

•	we will advance expenses, including attorneys’ fees, to our directors and officers in connection with legal proceedings, subject to limited exceptions.

We also maintain a general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or officers of our company, or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

The provisions that limit or eliminate the personal liability of our directors in our amended and restated certificate of incorporation and the amended and restated by-laws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, indemnities and insurance are necessary to attract and retain talented and experienced directors and officers. At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

TRANSACTIONS AND ARRANGEMENTS WITH SANKEN AND PSI

Since our formation in 1990 and through the date of the closing of this offering, we have been a wholly owned subsidiary of Sanken, and we will continue to be controlled by Sanken after the closing. As a subsidiary of Sanken, we have engaged from time to time in related-party transactions and arrangements with Sanken, several of which will continue after the closing of this offering. We have also engaged in related-party transactions with PSI, Sanken’s wholly owned wafer fabrication subsidiary and our affiliate. We have summarized below the current arrangements that we have with Sanken and PSI. These include an affiliation agreement between Sanken and us, several commercial agreements between Sanken and us, a wafer foundry agreement between PSI and us, a technology development agreement among Sanken, PSI and us, a technology transfer agreement between Sanken and us, and four unsecured loans from Sanken to us. Each of these agreements is attached as an exhibit to the registration statement of which this prospectus forms a part, and its summary below is qualified in its entirety by reference to the exhibit. From time to time, Sanken, Allegro and PSI may engage in other two- or three-party agreements. Following this offering, our audit committee will be responsible for reviewing and advising our board of directors on agreements between us and any of our affiliates, including Sanken and PSI.

As discussed in “Management — Code of Business Conduct and Ethics,” we have adopted a code of business conduct and ethics (Code of Conduct) prior to this offering. The Code of Conduct provides that our executive officers, directors and principal stockholders, including their immediate family members and affiliates, may not enter into any material related-party transaction with us without the consent of our Audit Committee. A transaction is considered material if it would require public disclosure in our filings with the SEC or if it meets a stricter standard defined by the Audit Committee. All of our directors, executive officers and employees are required to report any related-party transaction to our Compliance and Ethics Committee, which we intend to have in place prior to the offering. The Compliance and Ethics Committee will review any such related-party transactions with our Audit Committee. In reviewing related-party transactions, the Audit Committee will consider the relevant facts and circumstances, including the costs, benefits and risks of such transaction to us, the terms of the transaction, the availability of alternative providers of the goods or services in question, and, if a director (or the director’s immediate family or an affiliated entity) is a party to the related-party transaction, the impact on the director’s independence. Our Audit Committee will only approve transactions that are in, or are not inconsistent with, our best interests and in compliance with our Code of Conduct.

Affiliation Agreement

We have entered into an Affiliation Agreement with Sanken which contains provisions relating to our relationship with Sanken. Under the Affiliation Agreement, we will continue to provide to Sanken the financial information and other non-financial information that is necessary and reasonable for Sanken to have in order for Sanken to comply with its reporting requirements under the applicable Japanese securities laws. Sanken has agreed that it will not make public any such information until we make such information public and that Sanken will not trade in any of our securities while it is in possession of any material non-public information that it receives from us. These obligations relating to material non-public information and trading are in addition to the reciprocal obligations of Sanken and us under the Affiliation Agreement to protect the confidentiality of each other’s proprietary information that we each learn in furtherance of our collaborations on various commercial, manufacturing and technology development initiatives.

Commercial Agreements

Sanken and we are parties to three currently existing commercial agreements. These include two reciprocal product distribution agreements for Japan and the Americas, respectively, and an agreement under which we act as Sanken’s sales representative in the Americas.

Distribution Agreements

Under our two Distribution Agreements with Sanken, Sanken acts as the exclusive distributor of our products in Japan, and we act as the exclusive distributor of Sanken’s products (other than varistors) in the Americas. The sale of Sanken’s products subject to the applicable Distribution Agreement directly to certain customers, or through trading companies to certain customers, is specifically excluded from the scope of our distributorship. Each of us, as distributor under the applicable Distribution Agreement, has the right to appoint sub-distributors in our applicable territories. The price that each of us, as distributor, pays for the products under the applicable Distribution Agreement is set at a fixed percentage of the price at which each of us, as distributor, in turn sells the products to our respective customers. As each other’s exclusive distributor with respect to the products covered by the applicable Distribution Agreement, we are each obligated to use commercially reasonable efforts to promote the sale of such products. For fiscal year 2007, we purchased approximately $21.9 million of Sanken products as a distributor of Sanken products in the Americas and sold approximately $62.9 million of Allegro products to Sanken as a distributor of our products in Japan. Additional financial information for the six months ended September 28, 2007 is set forth in Note 9 to our Consolidated Financial Statements.

As our exclusive distributor in Japan, Sanken works with customers in Japan to design our products into products that some of our customers manufacture outside of Japan. As compensation for Sanken’s design-in efforts and support, we will pay Sanken a commission equal to a fixed percentage of our net sales of design-in products. The amount of commission we paid to Sanken during fiscal year 2007 in connection with “design-in products” was immaterial.

As Sanken’s exclusive distributor in the Americas with respect to the products covered by the applicable Distribution Agreement, we work with customers in the Americas to design such products into assemblies that some of Sanken’s customers manufacture outside of the Americas. As compensation for our design-in efforts and support, Sanken will pay us a commission equal to a fixed percentage of Sanken’s net sales of design-in products. The amount of commission Sanken paid to us during fiscal year 2007 in connection with “design-in products” was immaterial.

Each of Sanken and us, as manufacturer under the applicable Distribution Agreement, warrants that for a certain period following delivery to the freight carrier, our respective products (subject to the applicable Distribution Agreement) will be free from defects in materials or workmanship and will meet any applicable specifications for such products. The remedy for breach of this warranty is repair or replacement or, at the election of either party, a refund of the amount paid for the applicable product. In addition, each of us as manufacturer under the applicable Distribution Agreement has agreed to defend and hold the other party as distributor and such other party’s customers harmless for any claims, damages, expenses and the like (including reasonable attorneys’ fees) arising from any allegation or claim that the sale of the manufacturer’s products (subject to the applicable Distribution Agreement) in the distributor’s territory infringes upon the intellectual property rights of any third party.

Each Distribution Agreement expires on March 31, 2010 and is thereafter automatically subject to successive three-year renewals unless either party gives notice of termination upon 12 months prior to expiration of any of these periods. Each Distribution Agreement is terminable upon specified bankruptcy and insolvency events.

Sales Representative Agreement

We have entered into a Sales Representative Agreement with Sanken under which we act in the Americas as Sanken’s non-exclusive sales representative for products from three of Sanken’s product lines, including alternating current adapters, switching mode power supplies and transformers. We are obligated to use commercially reasonable efforts to promote the sale of these products in the Americas through a qualified sales organization and to refrain from representing or distributing products manufactured by third parties that compete with the Sanken products. Under the Sales Representative Agreement, Sanken agrees to indemnify and hold us harmless from any claims, damages, expenses and the like (including reasonable attorneys fees) arising from any allegation or claim that the sale of Sanken’s products in the Americas infringes upon the intellectual property rights of any third party. Orders from customers are fulfilled by Sanken, and we receive as a commission a percentage of the resulting net sales by Sanken. The amount of commission Sanken paid to us during fiscal year 2007 in connection with the promotion of alternating current adapters, switching mode power supplies and transformers was approximately $99,000.

The Sales Representative Agreement has a one-year term expiring on July 20, 2008, and automatically renews for successive one-year periods unless either party gives the other notice of termination three months prior to the expiration of each such period. The Sales Representative Agreement is terminable upon specified bankruptcy and insolvency events.

Wafer Foundry Agreement

We have entered into a Wafer Foundry Agreement with our affiliate PSI. Under the Wafer Foundry Agreement, we purchase semiconductor wafers manufactured by PSI at its wafer fabrication facility in Bloomington, MN. Some of the process technology and related inventions used by PSI to manufacture these wafers have been jointly developed by Sanken and us and have been licensed non-exclusively and royalty-free to PSI for this use under the Wafer Foundry Agreement. Our intellectual property rights in this process technology and related inventions are protected primarily as trade secrets. The license that we have granted to PSI is limited to the manufacture of wafers by PSI at its Bloomington, MN wafer fabrication facility or such other facility operated or subcontracted by PSI and to which we consent in our sole and absolute discretion. PSI is prohibited from sublicensing or otherwise transferring this technology to any third party. In addition, we may revoke this license, in whole or in part, at any time in our sole and absolute discretion.

The manufacture of wafers involves several processes (several of which are validated through the use of process qualification wafers) and the use of photolithographic masks for processing each layer of electronic components on the wafers. Before terminating any of these processes, PSI must obtain our consent, provide qualification wafers to us without charge and reimburse us for the purchase of masks for qualifying each process with a change requiring mask changes.

Under the Wafer Foundry Agreement, PSI produces wafers for sale to us in response to purchase orders for quantities that are consistent with forecasts that we provide to PSI on a periodic basis and up to certain maximum reserve capacity that PSI has guaranteed to us. We may cancel purchase orders subject to payment of specified termination charges that are based on the stage of production that PSI may have already achieved to fill the applicable orders. The purchase price for wafers that we are required to pay PSI is set forth in the Wafer Foundry Agreement and is subject to periodic revision. For fiscal year 2007, we purchased approximately $29.2 million of wafers from PSI. We believe that the wafer supply prices that we have negotiated with PSI under the Wafer Foundry Agreement are no less favorable to us than we would have been able to negotiate at arm’s length with an independent manufacturer of wafers.

The term of the Wafer Foundry Agreement continues through March 31, 2012, unless terminated earlier by either party upon the occurrence of events specified in the Wafer Foundry Agreement. Each of PSI and us has the right to immediately terminate the Wafer Foundry Agreement without liability upon written notice to the other party if the other party becomes subject to specified bankruptcy and insolvency events. In the event that PSI becomes the subject of a voluntary or involuntary petition in bankruptcy, or any proceeding related to insolvency or composition for the benefit of creditors, and such proceeding is not dismissed within a certain period of time, we have the right to access PSI’s wafer manufacturing technology and a non-exclusive, worldwide, royalty-free license, with the right to grant sublicenses, to use the manufacturing processes associated with this technology in order to make, or have made, wafers that PSI would have otherwise been obligated to manufacture and supply to us in compliance with the Wafer Foundry Agreement but for PSI’s bankruptcy, insolvency or composition for the benefit of creditors. This license would terminate upon the earlier of (1) such time that PSI emerges from any such bankruptcy or insolvency proceeding and (2) such time that the Wafer Foundry Agreement would have otherwise terminated in accordance with its terms.

For breaches or defaults in the performance of any of the terms, conditions, covenants, or agreements contained in the Wafer Foundry Agreement, the breaching party has the right to cure the breach within a certain period of time after delivery by the non-breaching party of written notice of the breach, subject to an extension if the breaching party has begun substantial corrective action to remedy the breach within a certain period of time after delivery of the notice of the breach provided that and such extension would not cause irreparable harm to the business prospects of the non-breaching party.

Technology Development and Cross-Licensing Agreements

As described elsewhere in this prospectus, Sanken, PSI and we are currently collaborating on the development of our next generation of wafer manufacturing technology. Sanken refers to this technology as “SG5/ABCD5,” and we refer to it as “ABCD5.” Our collaboration is the subject of the Amended and Restated Joint Technology Development Agreement (Joint Technology Development Agreement) described below.

Joint Technology Development Agreement

The Joint Technology Development Agreement, as amended, requires each of Sanken and us to pay one-half of a substantial portion of the costs to develop the SG5/ABCD5 technology and provides that Sanken and us jointly own the SG5/ABCD5 technology. During fiscal year 2007, we reimbursed approximately $1.6 million to PSI for costs incurred under the Joint Technology Development Agreement.

Under the Joint Technology Development Agreement, PSI has granted each of Sanken and us a nonexclusive license for a portion of PSI’s “Polar 35” technology, one of the technologies upon which the SG5/ABCD5 technology will be based. This license by PSI of the “Polar 35” technology is for as long as Allegro, and or Sanken, use either directly or by transfer (as permitted in the Joint Technology Agreement) the SG5 technology or any derivative thereof. Sanken and we each made a one-time payment to PSI in consideration of PSI’s grant of this license during fiscal year 2007.

Generally, wafer fabrication entails a series of individual processing steps, or “unit processes,” which are combined to create “process modules.” A specific combination of process modules will result in the creation of a unique process technology. The unit processes and process modules developed for the SG5 technology will be owned jointly by Sanken, PSI and us. In addition, as part of the SG5/ABCD5 technology development or as part of any separate project with Sanken and/or us, PSI may develop additional wafer fabrication technology that PSI is permitted under the Joint Technology Development Agreement to use for manufacturing wafers for third parties so long as that technology does not compete with Sanken’s or our technology for a certain period from the date on which PSI establishes its capability to manufacture products using the SG5/ABCD5 technology. Sanken and we have the right to access the details of any unit processes, process modules and such additional technology, but we will be restricted from selling or disclosing (except pursuant to the terms of a separate non-disclosure agreement) any of these items to other subcontractors who manufacture wafers for Sanken or us or other partners of Sanken or us in connection with the development of future wafer fabrication technologies. Sanken and we have a limited right to transfer to third parties the SG5/ABCD5 technology developed with PSI to the extent that our reasonably projected respective wafer fabrication requirements exceed PSI’s capacity plans and/or allocations to Sanken and/or us, or PSI is in material noncompliance with production quality and delivery obligations to Sanken and/or us, or second sourcing requirements for security of supply, or a change of control of Sanken or us.

Under no circumstances may Sanken or we disclose the SG5/ABCD5 technology to any third parties, except to specific customers of Sanken and ours in commercial situations for marketing and qualification purposes. Similarly, PSI may not disclose the SG5/ABCD5 technology to any third party, except as necessary in connection with the limited rights granted to PSI to use certain elements of the technology. In addition, neither Sanken nor we may apply for any patents claiming any inventions comprising the SG5/ABCD5 technology without obtaining the permission of, and only jointly with, the other party.

Technology Development Agreement for ABCD4 Technology

We use our ABCD4 technology to manufacture products primarily for applications in the computer and office automation market. We developed our ABCD4 technology as the next generation of our ABCD3 technology in order to reduce the size of the electronic elements comprising our analog IC products. To develop our ABCD4 technology we entered into a Technology Development Agreement with PolarFab, Inc. (PolarFab; now known as

PSI), prior to its acquisition by Sanken. At the time of execution of this Technology Development Agreement, PolarFab was not yet owned by Sanken and was, therefore, not yet our affiliate. Several of the rights that we granted to PolarFab in the Technology Development Agreement survive the development of our ABCD4 technology and are today held by PSI. We believe that our relationship with PolarFab led in large part to its acquisition by Sanken and the relationship that exists today between and among Sanken, PSI and us.

Under the Technology Development Agreement, PolarFab provided us with the engineering assistance and wafer manufacturing process development capacity that we needed to develop our ABCD4 technology and to implement this technology in our own fabrication facility. In addition to technology development, the Technology Development Agreement also provided for PolarFab to use our ABCD4 technology to manufacture exclusively for us commercial quantities of ABCD4 wafers. PSI’s supply of ABCD4 wafers to us is now covered by the Wafer Foundry Agreement described above. While we agreed in the Technology Development Agreement that PolarFab would act as our foundry for ABCD4 wafers, we reserved the right to transfer ABCD4 technology to our own facilities and to third party manufacturers as long as these third party manufacturers use the technology to manufacture wafers for us.

In order for PolarFab to provide us with the engineering assistance and process development capacity required to develop our ABCD3 technology into our ABCD4 technology, we needed to provide PolarFab with access to our ABCD3 technology. Beyond the right to use our ABCD3 technology to assist us in developing our ABCD4 technology, we granted PolarFab a royalty-bearing right to use our ABCD3 technology to manufacture wafers for third parties. This right is today held by PSI. For fiscal year 2007, no royalty payments were made by PSI to us. In addition to payment of royalties on the price at which PSI sells wafers manufactured with our ABCD3 technology, PSI is obligated until an agreed upon period after the completion of development of the ABCD4 technology not to sell wafers manufactured with our ABCD3 technology for semiconductors that exploit the Hall Effect or to specified competitors of ours. The development of the ABCD4 technology was completed on March 19, 2004 when the ABCD4 technology was released to production. Except in the case of a sale of all or some portion of PSI, PSI is generally restricted from disclosing, selling or transferring ABCD3 or ABCD4 technology to any third party.

Technology Transfer Agreement for ABCD3/SBCD3 Technology

We use our ABCD3 technology to manufacture our products for applications in the automotive and office automation industries. Sanken uses a similar technology that it calls SBCD3. We developed the ABCD3 technology in part through access to Sanken’s technology, and Sanken developed its SBCD3 technology in part through access to our technology. Sanken and we executed the Technology Transfer Agreement to cross-license to each other various elements of the ABCD3 and SBCD3 technologies and to provide for one-time payments between us in consideration of this cross-license. Under the Technology Transfer Agreement, we granted to Sanken, and Sanken granted to us, a permanent, worldwide, nonexclusive, royalty-free license to utilize our respective BCD3 technologies.

Borrowings from Sanken

From time to time, Sanken has made unsecured loans to us. As of September 28, 2007, we owed Sanken an aggregate principal amount of $14.3 million under four outstanding loans. With respect to each of these loans, one in the principal amount of $10.0 million borrowed in April 2003, one in the principal amount of $6.0 million borrowed in April 2004, one in the principal amount of $8.0 million borrowed in July 2005 and one in the principal amount of $3.3 million borrowed in January 2007, principal is paid semi-annually with interest on the unpaid principal amount equal to the three-month LIBOR plus 0.45%. The first of these loans in the principal amount of $10.0 million has been repaid as of the date of this prospectus and the aggregate principal amount outstanding under the three remaining loans from Sanken is $14.3 million as of the date of this prospectus. The provisions of our remaining three Sanken intercompany loans allow us to pre-pay the amounts due without penalty and do not contain restrictive covenants; however, each of the outstanding loans can be accelerated by Sanken in the event that we fail to make timely payments of principal or interest, and such default is not cured within ten days.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information as of September 28, 2007 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of the executive officers named under “Compensation Discussion and Analysis;”

•	each of our directors; and

•	all of the directors and executive officers as a group.

In accordance with the SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after September 28, 2007 through the exercise of any option or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names.

Except for the selling stockholder and unless otherwise noted below, the address of each beneficial owner listed in the table is: c/o Allegro MicroSystems, Inc., 115 Northeast Cutoff, Worcester, MA 01606. The principal address of Sanken, the selling stockholder, is: 3-6-3 Kitano, Niiza-shi, Saitama, 352-8666, Japan.

					Shares Beneficially		Shares Beneficially
				Number	Owned After		Owned After
	Shares Beneficially			of Shares	Offering Without		Offering With
	Owned Before Offering			to be	Over-allotment		Over-allotment
	Number	Percent		Offered	Number	Percent	Number	Percent

5% Stockholders:
Sanken Electric Co., Ltd.	25,000,000	100.0%
Named Executive Officers and Directors:
Dennis H. Fitzgerald(1)	87,205		*	—
Yoshihiro Suzuki(2)	—	—		—
Mark A. Feragne(1)	63,700		*	—
Andre G. Labrecque(1)	63,700		*	—
Ravi Vig(1)	63,700		*	—
Daniel P. Demingware(1)	63,700		*	—
Sadatoshi Iijima(2)	—	—		—
Kiyoshi Imaizumi(2)	—	—		—
Hidejiro Akiyama(2)	—	—		—
Richard R. Lury(3)	—	—		—
John H. MacKinnon(4)	—	—		—
All named executive officers and directors as a group (11 persons)	342,005	1.3%		—

*	Less than one percent.

(1)	Represents outstanding options that are exercisable at the time of this offering.

(2)	The address for each of these directors is 3-6-3 Kitano, Niiza-shi, Saitama, 352-8666, Japan.

(3)	The address for Richard R. Lury is 200 Kimball Drive, Parsippany, NJ 07054.

(4)	The address for John H. MacKinnon is 3 Hitching Post Lane, Hingham, MA 02043.

DESCRIPTION OF CAPITAL STOCK

We have provided below a summary description of our capital stock. This description is not complete. You should read the full text of our amended and restated certificate of incorporation and amended and restated by-laws, which are included as exhibits to the registration statement of which this prospectus forms a part, as well as the provisions of applicable Delaware law.

General

Upon completion of this offering, the total amount of our authorized capital stock will consist of 50,000,000 shares of common stock. After giving effect to this offering, we will have          shares of common stock and no shares of preferred stock outstanding. As of the date of this prospectus, Sanken is our only stockholder of record. The following summary of provisions of our capital stock describes all material provisions of, but does not purport to be complete and is subject to and qualified in its entirety by, our amended and restated certificate of incorporation and our amended and restated by-laws to be effective upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part and by the provisions of applicable law.

Common Stock

Our amended and restated certificate of incorporation provides that we may issue 50,000,000 shares of common stock. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. All shares of our common stock are entitled to share equally in any dividends our board of directors may declare from legally available sources.

We have applied to list our common stock on the NASDAQ Global Select Market under the symbol “ALGM.”

The transfer agent and registrar for our common stock is expected to be Computershare Trust Company, N.A.

Anti-takeover Provisions

Neither our amended and restated certificate of incorporation nor our amended and restated by-laws have any provisions that may have the effect of deterring or delaying attempts by our stockholders to remove or replace management, engage in proxy contests and effect changes in control. However, we are subject to Section 203 of the Delaware General Corporation Law. Subject to specified exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the time of the transaction in which the person became an interested stockholder without the prior approval of our board of directors or the subsequent approval of our board of directors and our stockholders. “Business combinations” include mergers, asset sales and other transactions resulting in a financial benefit to the “interested stockholder.” Subject to various exceptions, an “interested stockholder” is a person who together with his or her affiliates and associates, owns, or within three years did own, 15% or more of the corporations outstanding voting stock. These provisions may have the effect of deterring or delaying a tender offer or takeover attempt (such as changes in incumbent management, proxy contests or changes in control).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS

This is a general discussion of certain United States federal income tax consequences of the acquisition, ownership and disposition of our common stock purchased in this offering by a beneficial owner that, for United States federal income tax purposes, is a “Non-United States Holder” (as defined below). It does not address all aspects of United States federal taxation that may be relevant to a Non-United States Holder in light of such Non-United States Holder’s specific investment or tax circumstances and does not address any United States federal estate (other than to the limited extent set forth below) or gift tax consequences or any state, local or foreign tax consequences of the acquisition, ownership or disposition of our common stock or any tax consequences arising under any applicable income tax treaty. The following summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change, including changes in effective dates (possibly with retroactive effect), or possible differing interpretations. It deals only with shares of our common stock held as capital assets and does not purport to deal with persons in special tax situations, such as banks, financial institutions, insurance companies, tax-exempt entities, dealers in securities or currencies, traders in securities that elect to mark to market their securities holdings, persons subject to the alternative minimum tax, entities classified as partnerships, controlled foreign corporations or passive foreign investment companies for United States federal income tax purposes, pass-through entities, certain former citizens or long-term residents of the United States subject to tax as expatriates, persons holding our common stock through a “hybrid entity,” or persons holding our common stock as a hedge against currency risks, as a position in a “straddle” or as part of a “wash sale,” “hedging,” “conversion,” “constructive sale,” or “integrated” transaction for tax purposes, or any person that actually or constructively owns five percent or more of our capital stock. If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding our common stock should consult their own tax advisors.

We have not sought any ruling from the Internal Revenue Service (IRS) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

As used in this prospectus, the term “Non-United States Holder” means a beneficial owner of our common stock that is for United States federal income tax purposes: (1) a nonresident alien individual (other than certain former citizens or long-term residents of the United States subject to tax as expatriates), (2) a corporation (including an entity treated as a corporation for United States federal income tax purposes) other than a corporation that is created in or organized under the laws of the United States, any State thereof or the District of Columbia, (3) an estate other than an estate the income of which is subject to United States federal income tax regardless of its source, or (4) a trust other than a trust (i) that is subject to the primary supervision of a court within the United States and that has one or more United States persons having the authority to control all substantial decisions of the trust or (ii) that has a valid election in effect to be treated as a United States person.

Distributions

Distributions of cash or property that we pay with respect to our common stock (other than certain distributions of shares of our stock) will generally constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under United States federal income tax principles). A Non-United States Holder will generally be subject to withholding of United States federal income tax at a rate of 30% on any dividends received in respect of our common stock, or such lower rate provided by an applicable income tax treaty. If the amount of the distribution exceeds our current and accumulated earnings and profits, such excess will be treated first as a tax-free return of capital to the extent of the Non-United States Holder’s tax basis in our common stock (with a corresponding reduction in such Non-United States Holder’s tax basis in our common stock), and thereafter will be treated as gain realized on the sale or other disposition of our common stock (as described under “ — Sale or Other Disposition of Our Common Stock” below). In order to obtain a reduced rate of United States federal withholding tax under an applicable income tax treaty, a Non-United States Holder who is otherwise entitled to benefits under an income tax treaty will be required to provide a properly executed IRS Form W-8BEN (or such other applicable form) certifying under penalties of perjury its entitlement to benefits under the treaty. Special certification requirements and certain other requirements may apply to certain Non-United States Holders that are entities rather than individuals. Special rules, described below, apply if dividends are effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder.

If a Non-United States Holder is eligible for a reduced rate of United States withholding tax pursuant to an applicable income tax treaty, such Non-United States Holder generally may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-United States Holders should consult their tax advisors in this regard.

Dividends that are effectively connected with the conduct of a trade or business within the United States by a Non-United States Holder (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base of the Non-United States Holder in the United States), are not subject to the United States withholding tax described above, provided that the Non-United States Holder provides a properly executed IRS Form W-8ECI and otherwise complies with applicable certification requirements, but will instead be subject to United States federal income tax imposed on net income on the same basis that applies to United States persons. In addition, in the case of a corporate Non-United States Holder, such effectively connected dividends may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be provided for by an applicable income tax treaty).

Sale or Other Disposition of Our Common Stock

A Non-United States Holder will generally not be subject to United States federal income tax on gain recognized on a sale or other disposition of our common stock unless:

(1) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base of the Non-United States Holder in the United States);

(2) in the case of a Non-United States Holder who is an individual, that holder is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met; or

(3) we are or have been a “United States real property holding corporation” for United States federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the period that the Non-United States Holder held the common stock, and, in the case where our common stock is regularly traded on an established securities market, the Non-United States Holder owns or has owned, or is treated as owning, more than 5% of our common stock at any time during the shorter of the five year period ending on the date of disposition or the period during which the Non-United States Holder held our common stock.

In general, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” (as defined in Section 897 of the IRC) equals or exceeds 50% of the sum of the fair market value of its real property interests and its other assets used or held for use in a trade or business. We do not believe that we currently are, and do not anticipate becoming, a United States real property holding corporation. However, no assurance can be given that we will not be a United States real property holding corporation or that our common stock will be considered regularly traded on an established securities market when a Non-United States Holder sells shares of our common stock.

Net gain realized by a Non-United States Holder described in clauses (1) and (3) of the preceding paragraph will be subject to tax at generally applicable United States federal income tax rates. Any gains of a corporate Non-United States Holder described in clause (1) of the preceding paragraph may also be subject to an additional “branch profits tax” at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. Gain realized by an individual Non-United States Holder described in clause (2) of the preceding paragraph (which may be offset by U.S. source capital losses) will be subject to a 30% tax, even though the individual may not be considered a resident of the United States. The gross proceeds from transactions that generate gains described in clause (3) of the preceding paragraph may be subject to a 10% withholding tax, which generally may be claimed by the Non-United States Holder as a credit against the Non-United States Holder’s United States federal income tax liability.

United States Federal Estate Taxes

Our common stock that is owned by an individual who is not a citizen or resident of the United States, as specially defined for United States federal estate tax purposes, on the date of that person’s death will be included in his or her estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each Non-United States Holder the amount of dividends that we paid to a Non-United States Holder and the amount of tax that we withheld on such dividends, regardless of whether withholding was required. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

Backup withholding at the applicable statutory rate will generally not apply to dividends that we pay on our common stock to a Non-United States Holder if the Non-United States Holder provides a properly executed IRS Form W-8BEN (or satisfies certain documentary evidence requirements for establishing that it is a Non-United States Holder) or otherwise establishes an exemption. Payments by a United States office of a broker of the proceeds of a sale of our common stock are subject to both backup withholding and information reporting, unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption.

Information reporting requirements, but not backup withholding, will also apply to payments of the proceeds from sales of our common stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met or the holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Any amounts that are withheld under the backup withholding rules may be refunded or credited against the Non-United States Holder’s United States federal income tax liability, if the required information is timely furnished to the IRS.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE UNITED STATES FEDERAL TAX LAWS IN THEIR PARTICULAR CIRCUMSTANCES AS WELL AS ANY CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no market for our common stock. We can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of our common stock in the public market, or the perception that those sales may occur, could adversely affect prevailing market prices and impair our future ability to raise capital through the sale of our equity at a time and price we deem appropriate.

Sale of Restricted Shares

Upon completion of this offering, we will have           shares of common stock outstanding. In addition, 3,050,890 shares of common stock are issuable upon the exercise of currently exercisable stock options, subject to the provision of the lock-up agreements. All of the shares to be outstanding after the offering,          shares of common stock, will be freely tradable without restriction under the Securities Act, subject in certain cases to volume limitations, manner of sale limitations and notice requirements of Rule 144 under the Securities Act and except for any shares which may be held or acquired by an “affiliate” of our company, as that term is defined in Rule 144, which shares will be subject to volume limitations, manner of sale limitations and notice requirements of Rule 144 described below.

In general, under Rule 144 as currently in effect, an affiliate of our company will be entitled to sell in the public market a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the common stock or the average weekly reported volume of trading of the common stock on the NASDAQ Global Select Market during the four calendar weeks preceding the sale. The holder may sell those shares only through “brokers’ transactions” or in transactions directly with a “market maker,” as those terms are defined in Rule 144. Sales under Rule 144 are also subject to requirements regarding providing notice of those sales and the availability of current public information concerning us.

Options

We intend to file registration statements on Form S-8 under the Securities Act to register 3,050,890 shares of common stock issuable under our 2001 Stock Option Plan and approximately 1,850,000 shares under our 2007 Long-Term Incentive Plan. These registration statements are expected to be filed within six months of the effective date of the registration statement of which this prospectus forms a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc. and Daiwa Securities America Inc. for a period of 180 days after the date of this prospectus, except in connection with certain acquisition transactions.

Sanken, in respect of the shares of our common stock that it will hold following the completion of this offering, and each of our officers, directors and other holders of options to acquire our common stock, in respect of all but          shares of our common stock subject to outstanding options as of the completion of this offering, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Lehman Brothers Inc. and Daiwa Securities America Inc. for a period of 180 days after the date of this prospectus. These restrictions do not apply with respect to bona fide gifts or transfers to trusts so long as, in each case, the transferee agrees to be bound by these restrictions.

UNDERWRITING

Lehman Brothers Inc. and Daiwa Securities America Inc. are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us and the selling stockholder the respective number of common stock shown opposite its name below:

Underwriters	Number of Shares

Lehman Brothers Inc.
Daiwa Securities America Inc.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.

Total

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement including:

•	the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us and the selling stockholder to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we and the selling stockholder will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us and the selling stockholder for the shares.

	No Exercise	Full Exercise

Per share	$	$
Total	$	$

The representatives of the underwriters have advised us that the underwriters propose to offer the shares of common stock directly to the public at the initial public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of the offering that are payable by us and the selling stockholder are estimated to be $      million (including legal, accounting and printing fees, but excluding underwriting discounts and commissions). We have agreed to pay the expenses incurred by the selling stockholder in connection with this offering, other than approximately $      million in legal expenses.

Option to Purchase Additional Shares

We and the selling stockholder have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of           shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than           shares in connection with this offering. To the

extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this “Underwriting” section.

Lock-Up Agreements

We, all of our directors and executive officers who own our common stock and options to purchase our common stock, a substantial majority of our employees and the selling stockholder have agreed that, subject to certain exceptions, without the prior written consent of each of Lehman Brothers Inc. and Daiwa Securities America Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock or any other securities of our company or (4) publicly disclose the intention to do any of the foregoing, for a period of 180 days after the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of a material event, unless such extension is waived in writing by Lehman Brothers Inc. and Daiwa Securities America Inc.

The foregoing shall-effect not apply to bona fide gifts, sales or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among our directors and executive officers or members of their families, or their affiliates, including their partners (if a partnership) or members (if a limited liability company); provided that it shall be a condition to any such transfer that (1) the transferee/donee agrees to be bound by the terms of the lock-up agreement (including, without limitation, the restrictions set forth in the preceding paragraphs) to the same extent as if the transferee/donee were a party thereto, (2) no filing by any party (donor, donee, transferor or transferee) under the Exchange Act shall be required or shall be voluntarily made in connection with such transfer or distribution, subject to specified exceptions, (3) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act, and the Exchange Act) to make, and shall agree to not voluntarily make, any public announcement of the transfer or disposition, and (4) the undersigned notifies Lehman Brothers Inc. and Daiwa Securities America Inc. at least two business days prior to the proposed transfer or disposition.

Lehman Brothers Inc. and Daiwa Securities America Inc., in their discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. and Daiwa Securities America Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Exchange Act:

•	stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	a short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•	penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NASDAQ Global Select Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

The NASDAQ Global Select Market

We have applied to list our shares of our common stock on the NASDAQ Global Select Market under the symbol “ALGM.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us and Sanken from time to time for which they may in the future receive customary fees and expenses.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of common stock described in this prospectus may not be made to the public in that relevant member state prior to the publication of a prospectus in relation to the common stock that has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus

Directive, except that, with effect from and including the relevant implementation date, an offer of securities may be offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or

•	to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43 million and (3) an annual net turnover of more than €50 million as shown in its last annual or consolidated accounts or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of common stock described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We and the selling stockholder have not authorized and do not authorize the making of any offer of common stock through any financial intermediary on behalf of us or the selling stockholder, other than offers made by the underwriters with a view to the final placement of the common stock as contemplated in this prospectus. Accordingly, no purchaser of the common stock, other than the underwriters, is authorized to make any further offer of the common stock on behalf of us, the selling stockholder or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (1) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (2) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

Neither this prospectus nor any other offering material relating to the common stock described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or by the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The common stock has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the common stock has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France or

•	used in connection with any offer for subscription or sale of the common stock to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with, Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties or

•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The common stock may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Japan

Our common stock has not been and will not be registered under the Financial Instruments and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

LEGAL MATTERS

The validity of the common stock offered hereby will be passed upon for us by Sidley Austin llp, New York, NY. The underwriters have been represented by Simpson Thacher & Bartlett LLP, Palo Alto, CA.

EXPERTS

The consolidated financial statements of Allegro MicroSystems, Inc. as of March 31, 2006 and March 30, 2007, and for each of the three years in the period ended March 30, 2007, appearing in this prospectus have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, which we refer to as the registration statement and which term shall encompass all exhibits, amendments, annexes and scheduled to said registration statement, under the Securities Act and the rules and regulations promulgated under the Securities Act with respect to the shares of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, parts of which are omitted in compliance with the rules and regulations of the SEC. For further information with respect to us and our common stock, reference is made to the registration statement. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each contract, agreement or other document filed as an exhibit to the registration statement, reference is made to the exhibit for a more complete description of the document or matter involved and each of these statements shall be deemed qualified in its entirety by this reference.

The registration statement, including the exhibits thereto, can be inspected and copied at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549 (telephone number: 1-800-SEC-0330). Copies of these materials can be obtained from the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549, at prescribed rates. The SEC maintains a website that contains reports, proxy, information statements and other information regarding registrants that file electronically with the SEC. The address of this site is http://www.sec.gov.

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and, consequently, are required to file periodic reports and other information with the SEC. These documents may be inspected and copied at the Public Reference Section of the SEC at Room 1580, 100 F Street, NE, Washington, DC 20549, at prescribed rates. These reports and such other information do not constitute part of this prospectus.

We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent accounting firm and to make available quarterly reports containing unaudited financial information for the first three fiscal quarters of each year.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets at March 31, 2006, March 30, 2007 and September 28, 2007	F-3
Consolidated Statements of Operations for the Fiscal Years Ended March 25, 2005, March 31, 2006, March 30, 2007 and for the Six Months Ended September 29, 2006 and September 28, 2007	F-4
Consolidated Statements of Changes in Stockholder’s Equity and Comprehensive Income for the Fiscal Years Ended March 25, 2005, March 31, 2006, March 30, 2007 and for the Six Months Ended September 28, 2007
F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended March 25, 2005, March 31, 2006 and March 30, 2007 and for the Six Months Ended September 29, 2006 and September 28, 2007	F-6
Notes to Consolidated Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Allegro MicroSystems, Inc.

We have audited the accompanying consolidated balance sheets of Allegro MicroSystems, Inc. as of March 31, 2006 and March 30, 2007, and the related consolidated statements of operations, changes of stockholder’s equity and comprehensive income, and cash flows for each of the three years in the period ended March 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal controls over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Allegro MicroSystems, Inc. at March 31, 2006 and March 30, 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 30, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on April 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/  Ernst & Young LLP

Boston, Massachusetts
May 8, 2007

Allegro MicroSystems, Inc.

Consolidated Balance Sheets
(In thousands)

	At March 31,	At March 30,	At September 28,
	2006	2007	2007
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$3,647	$13,468	$15,852
Trade accounts receivable, net of allowances of approximately $2,301 and $1,824 at March 31, 2006 and March 30, 2007, respectively, and $1,773 at September 28, 2007	33,645	33,911	34,115
Amounts due from related parties	5,742	6,208	5,649
Accounts receivable — other	3,645	3,994	4,918
Inventories, net	52,709	54,434	47,423
Deferred income taxes	2,734	1,191	1,195
Prepaid expenses and other assets	4,037	4,924	6,206

Total current assets	106,159	118,130	115,358
Property, plant, and equipment, net	84,603	90,370	91,749
Deferred income taxes	1	189	—
Other assets, net	4,996	3,637	4,040

Total assets	$195,759	$212,326	$211,147

LIABILITIES AND STOCKHOLDER’S EQUITY
Current liabilities:
Trade accounts payable	$9,083	$9,412	$12,750
Amounts due to related parties	7,030	11,297	9,588
Accrued expenses and other liabilities	7,740	7,903	6,847
Accrued expenses and other liabilities due to related parties	514	599	727
Accrued salaries and wages	6,630	7,454	8,678
Deferred revenues	484	120	120
Dividend payable to related parties	1,000	1,000	—
Current maturities of notes payable to banks	11,000	11,000	3,000
Current maturities of notes payable to Sanken	4,000	8,100	7,100
Current portion of term loan	146	155	166

Total current liabilities	47,627	57,040	48,976
Notes payable to banks, less current maturities	11,000	—	—
Notes payable to Sanken, less current maturities	13,400	8,600	7,200
Term loan, less current portion	255	117	42
Deferred revenues	895	850	813
Other long-term liabilities	281	423	1,891

Total liabilities	73,458	67,030	58,922
Commitments and contingencies
Minority interest in a subsidiary	265	288	302
Stockholder’s equity:
Common stock, $1.00 par value; 30,000 shares authorized; 25,000 shares issued at March 31, 2006 and March 30, 2007, respectively, and; $0.01 par value; 50,000 shares authorized; 25,000 shares issued at September 28, 2007	25,000	25,000	250
Additional paid-in capital	50,272	51,225	76,262
Retained earnings	48,953	69,028	74,446
Accumulated other comprehensive (loss) income	(2,189)	(245)	965

Total stockholder’s equity	122,036	145,008	151,923

Total liabilities and stockholder’s equity	$195,759	$212,326	$211,147

The accompanying notes are an integral part of these consolidated financial statements.

Allegro MicroSystems, Inc.

Consolidated Statements of Operations
(In thousands, except per share data)

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)

Net sales	$227,463	$222,694	$257,837	$132,148	$131,290
Net sales to Sanken	54,913	62,361	62,904	29,096	27,099

Total net sales	282,376	285,055	320,741	161,244	158,389
Cost of goods sold(1)	190,028	194,050	207,828	103,885	107,552

Gross profit	92,348	91,005	112,913	57,359	50,837
Operating expenses:
Selling, general, and administrative(1)	39,292	40,926	44,944	21,694	22,414
Research and development(1)	35,239	35,493	38,906	18,969	21,285

Total operating expenses	74,531	76,419	83,850	40,663	43,699

Operating income	17,817	14,586	29,063	16,696	7,138
Other income (expense):
Interest expense	(2,642)	(1,924)	(693)	(491)	(222)
Interest expense on notes payable to Sanken	—	(714)	(1,249)	(623)	(438)
Foreign currency transaction gain (loss)	125	466	(417)	(368)	473
Interest income	178	333	441	195	297
Other	429	1,220	104	266	638

Income before income taxes	15,907	13,967	27,249	15,675	7,886
Income tax provision	333	2,385	6,149	4,899	2,455
Minority interest in net income of a subsidiary	22	24	25	12	13

Net income	$15,552	$11,558	$21,075	$10,764	$5,418

Earnings per Common Share:
Basic:	$0.62	$0.46	$0.84	$0.43	$0.22
Diluted:	$0.59	$0.44	$0.81	$0.41	$0.21
Weighted average shares outstanding:
Basic:	25,000	25,000	25,000	25,000	25,000
Diluted:	26,263	26,216	26,178	26,177	26,196

(1) Includes stock-based compensation expense as follows:
Cost of goods sold	$—	$—	$207	$132	$55
Selling, general, and administrative	—	—	413	268	107
Research and development	—	—	333	172	125

The accompanying notes are an integral part of these consolidated financial statements.

Allegro MicroSystems, Inc.

Consolidated Statements of Changes in Stockholder’s Equity and Comprehensive Income
(In thousands)

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-In	Retained	Comprehensive	Stockholder’s	Comprehensive
	Shares	Amount	Capital	Earnings	Income (Loss)	Equity	Income

Balance at March 26, 2004	25,000	$25,000	$50,272	$23,843	$(2,594)	$96,521
Net income				15,552	—	15,552	$15,552
Dividends declared				(1,000)		(1,000)
Foreign currency translation adjustment	—	—	—	—	683	683	683

Balance at March 25, 2005	25,000	25,000	50,272	38,395	(1,911)	111,756	$16,235

Net income				11,558	—	11,558	11,558
Dividends declared				(1,000)		(1,000)
Foreign currency translation adjustment					(278)	(278)	(278)

Balance at March 31, 2006	25,000	25,000	50,272	48,953	(2,189)	122,036	$11,280

Net income	—	—	—	21,075	—	21,075	21,075
Dividends declared	—	—	—	(1,000)		(1,000)	—
Stock-based compensation expense	—	—	953	—	—	953	—
Foreign currency translation adjustment	—	—	—	—	2,008	2,008	2,008
Adjustment to initially apply SFAS 158, net of tax	—	—	—	—	(64)	(64)	—

Balance at March 30, 2007	25,000	$25,000	$51,225	$69,028	$(245)	$145,008	$23,083

Net income	—	—	—	5,418	—	5,418	5,418
Change in par value of common stock	—	(24,750)	24,750	—	—	—	—
Stock based compensation expense	—	—	287	—	—	287	—
Foreign currency translation adjustment	—	—	—	—	1,210	1,210	1,210

Balance at September 28, 2007 (unaudited)	25,000	$250	$76,262	$74,446	$965	$151,923	$6,628

The accompanying notes are an integral part of these consolidated financial statements.

Allegro MicroSystems, Inc.

Consolidated Statements of Cash Flows
(In thousands)

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)

Cash flows from operating activities
Net income	$15,552	$11,558	$21,075	$10,764	$5,418
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,574	18,596	20,673	10,312	10,881
Deferred income taxes	(615)	(438)	1,389	317	194
Asset impairment charge	—	—	342	—	—
Stock-based compensation expense	—	—	953	572	287
(Gain) loss on disposal of assets	(1)	(264)	109	(62)	(483)
Provision for doubtful accounts	29	822	(146)	326	(113)
Changes in operating assets and liabilities:
Trade accounts receivable	(2,526)	(645)	1,181	(1,058)	213
Accounts receivable — other	626	(1,281)	(82)	(274)	(664)
Due from related parties	(2,666)	484	(466)	(758)	560
Inventories	(2,071)	(802)	(1,238)	(4,837)	7,311
Prepaid expenses and other assets	(3,186)	(1,234)	461	(355)	(771)
Trade accounts payable	4,051	(1,922)	(80)	4,887	3,012
Due to related parties	(1,592)	(2,176)	4,267	2,281	(1,709)
Accrued expenses due to related parties	—	514	85	597	128
Minority interest in a subsidiary	30	18	25	(12)	13
Accrued expenses and other liabilities	(880)	1,485	297	2,536	1,233

Net cash provided by operating activities	24,325	24,715	48,845	25,236	25,510

Cash flows from investing activities
Purchases of property, plant, and equipment	(22,775)	(19,376)	(26,114)	(15,106)	(11,269)
Proceeds from the disposal of assets	—	1,225	187	105	495
Issuance of note receivable to supplier	—	(5,000)	—	—	—
Repayment of note receivable from supplier	—	5,000	—	—	—

Net cash used in investing activities	(22,775)	(18,151)	(25,927)	(15,001)	(10,774)

Cash flows from financing activities
Dividends paid to Sanken	(1,000)	(1,000)	(1,000)	(1,000)	(1,000)
Deferred initial public offering costs	—	—	(78)	—	(1,082)
Repayments of term loan	(56)	(143)	(22)	(75)	(83)
Proceeds from issuance of notes payable to Sanken	6,000	8,000	14,300	11,000	—
Principal payments on notes payable to Sanken	(3,000)	(2,600)	(15,000)	(1,600)	(2,400)
Proceeds from issuance of notes payable to bank	6,500	—	4,000	4,000	—
Principal payments on notes payable to bank	(17,500)	(13,200)	(15,156)	(15,000)	(8,000)

Net cash used in financing activities	(9,056)	(8,943)	(12,956)	(2,675)	(12,565)
Effect of exchange rate changes on cash	383	474	(141)	(34)	213

Net (decrease) increase in cash and cash equivalents	(7,123)	(1,905)	9,821	7,526	2,384
Cash and cash equivalents at beginning of period	12,675	5,552	3,647	3,647	13,468

Cash and cash equivalents at end of period	$5,552	$3,647	$13,468	$11,173	$15,852

Supplemental non cash financing disclosures:
Accrued initial public offering costs	$—	$—	$65	$—	$100

The accompanying notes are an integral part of these consolidated financial statements.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements
(In thousands, except per share information)

1.	Significant Accounting Policies

Basis of Presentation and Nature of Business

Allegro MicroSystems, Inc. and its Subsidiaries (the “Company”) are wholly owned subsidiaries of Sanken Electric Co., Ltd. (“Sanken”). The consolidated financial statements include the financial statements of Allegro MicroSystems, Inc. and its wholly owned subsidiaries, Allegro MicroSystems Philippines, Inc. (“AMPI”), Allegro MicroSystems Europe, Limited, Allegro MicroSystems Argentina S.A., and Allegro MicroSystems Business Development, Inc., as well as Allegro MicroSystems Philippines Realty, Inc. (“AMPRI”), an affiliated entity. Allegro MicroSystems Business Development, Inc. is a new entity established in the current year, with offices throughout the Far East, for the purpose of providing customer support services. AMPRI was established as an affiliate by the Company’s wholly owned subsidiary AMPI, for the primary purpose of purchasing, selling, leasing, developing and otherwise managing real estate acquired by the Company in the Philippines. AMPI owns 40% of the equity interest in AMPRI and the remaining 60% of the equity interest is held in trust for the benefit of AMPI’s employee retirement fund.

The Company consolidates all entities that it controls by ownership of a majority voting interest as well as a variable interest entity for which the Company is deemed to be the primary beneficiary. The Company’s judgment in determining whether it is the primary beneficiary of a variable interest entity includes assessing whether the Company will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.

All significant inter-company balances and transactions, including transactions with the affiliated entity that result in inter-company profit, have been eliminated in consolidation.

Certain amounts reported in the prior year have been reclassified to conform to the current year presentation. Such reclassifications were immaterial.

The Company designs, manufactures, and markets various integrated circuits for use by the automotive, computer and office automation, communications, consumer and industrial markets. The Company markets its products principally in North America, Western Europe, and the Asia Pacific region through a direct sales organization and various distributors. The Company also acts as a distributor of Sanken electronic power supply products and distributes Sanken products throughout the United States (see Note 9).

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly owned subsidiaries and its affiliated entity. Upon consolidation, all inter-company accounts and transactions are eliminated. Amounts pertaining to the non-controlling ownership interest held by third parties in the operating results and financial position of the Company’s majority-owned subsidiaries are reported as minority interest.

Fiscal Years and Unaudited Interim Financial Periods

The Company’s fiscal year ends are the 52-week or 53-week period ending on the Friday closest to the last day in March. The fiscal years ended March 25, 2005 and March 30, 2007 were 52-week periods. The fiscal year ended March 31, 2006 was a 53-week period. The Company’s unaudited interim fiscal periods consisted of 26-week periods ending on the Friday closest to the last day of September. For purposes of these notes, references to a fiscal year mean the fiscal year ended in such year. Fiscal year 2007, for example, refers to the fiscal year ended March 30, 2007. The accompanying interim consolidated balance sheet at September 28, 2007, the consolidated statements of income for the six months ended September 29, 2006 and September 28, 2007, the consolidated statements of cash flows for the six months ended September 29, 2006

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

and September 28, 2007 and the consolidated statements of changes in stockholder’s equity and comprehensive income for the six months ended September 28, 2007 are unaudited. These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company’s management, the unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments necessary for the fair presentation of the Company’s statement of financial position at September 28, 2007, its results of operations and its cash flows for the six months ended September 28, 2007 (which include only normal recurring adjustments). The results for the six months ended September 28, 2007 are not necessarily indicative of the results to be expected for the fiscal year ending March 28, 2008.

Managements’ Estimates and Uncertainties

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates relate to useful lives of fixed and intangible assets, allowances for doubtful accounts and customer returns, the net realizable value of inventory, accrued liabilities, deferred tax valuation allowances, stock-based compensation expense and other reserves. On an ongoing basis, management evaluates its estimates. Actual results could differ from those estimates, and such differences may be material to the financial statements.

Cash Equivalents

The Company considers all highly liquid debt instruments with maturities of three months or less at the time of acquisition to be cash equivalents. At March 31, 2006, March 30, 2007 and September 28, 2007, these investments are comprised of U.S. Treasury notes and various corporate obligations, and are designated as available-for-sale. Available-for-sale securities are stated at fair value, as reported by the investment custodian, and unrealized gains and losses, if any, are reported as a separate component of stockholder’s equity. Because of the short-term to maturity, and hence relative price insensitivity to changes in market interest rates, cost approximates fair value for all of these securities. As a result, there were no realized or unrealized gains or losses for the fiscal years ended 2005, 2006, 2007 and the six months ended September 28, 2007.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments, which include cash equivalents, notes payable, and debt, approximate their fair values at March 31, 2006, March 30, 2007 and September 28, 2007.

Inventories, Net

Inventories, net are stated at the lower of cost or market, with cost being determined on a first-in, first-out (“FIFO”) basis. Inventories, net include material, labor, and overhead, and consist of the following:

	At March 31,	At March 30,	At September 28,
	2006	2007	2007
			(unaudited)
	(in thousands)

Raw materials and supplies	$3,864	$2,993	$3,444
Work-in-process	39,668	40,479	32,594
Finished goods	9,177	10,962	11,385

	$52,709	$54,434	$47,423

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company’s policy is to establish inventory reserves when conditions exist that suggest that inventory may be in excess of anticipated demand or is obsolete based upon assumptions about future demand for products and market conditions. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors, including historical usage rates, forecasted sales or usage, product end of life dates. Assumptions used in determining management’s estimates of future product demand may prove to be incorrect, in which case the provision required for excess and obsolete inventory would have to be adjusted in the future. Although the Company performs a detailed review of its forecasts of future product demand, any significant unanticipated changes in demand could have a significant impact on the value of the Company’s inventory and reported operating results.

Property, Plant and Equipment

Property, plant and equipment, including improvements that significantly add to productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed as incurred. The Company capitalizes interest on certain projects. Depreciation is calculated using the straight-line method over the estimated useful life of the asset as follows:

Asset	Useful Life

Building and leasehold improvements	The shorter of 31 years or the remaining life of the building or lease
Machinery and equipment	3 - 10 years
Office equipment	3 years

Intangible Assets

The Company accounts for intangible assets in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets (SFAS No. 142). SFAS No. 142 requires that indefinite-lived assets are no longer amortized but are reviewed at least annually for impairment. Separate intangible assets that have finite useful lives continue to be amortized over their estimated useful lives.

Identified intangible assets consist of patents and trademarks of approximately $1,469,000, $2,030,000 and $2,191,000 at March 31, 2006, March 30, 2007 and September 28, 2007, respectively. The patents and trademarks are amortized over their estimated useful lives, which are generally 10 years and are attributable to the Allegro Products segment. Accumulated amortization amounted to approximately $390,000, $567,000 and $610,000 at March 31, 2006, March 30, 2007 and September 28, 2007, respectively. Amortization expense was approximately $140,000, $137,000 and $177,000 for fiscal years 2005, 2006 and 2007, respectively, and $72,000 and $71,000 for the six months ended September 29, 2006 and September 28, 2007, respectively. The estimated aggregate amortization expense for each the succeeding five years is approximately $151,000.

Impairment of Long-Lived Assets

The Company reviews property, plant, and equipment and indefinite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to the future undiscounted cash flows the assets are expected to generate over their remaining economic lives. If such assets are considered to be impaired, the impairment to be recognized in earnings equals the amount by which the carrying value of the assets exceeds their fair market value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. If such assets are not impaired, but their useful lives have decreased, the remaining net book value is amortized over the revised useful life.

See Note 2 for additional information relating to impairment of long-lived assets.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Revenue Recognition, Deferred Revenue and Allowances for Accounts Receivables

The Company recognizes revenue from product sales to direct customers and distributors, at the time of shipment, provided that (i) persuasive evidence of a sales arrangement exists, (ii) title has transferred (upon delivery of the product to a common carrier), (iii) collectibility of the resulting receivable is reasonably assured, (iv) the sales price is fixed or determinable, (v) there are no customer acceptance requirements and (vi) the Company does not have any post-shipment requirements or obligations. More specifically, the Company recognizes revenue upon taking into consideration the following:

•	Persuasive evidence of a sales arrangement. The Company considers a non-cancelable purchase order with a customer or a sales transaction with terms governed by a contract to be persuasive evidence of a sales arrangement.

•	Sales price is fixed or determinable. Generally, the Company considers all sales arrangements with payment terms extending beyond 90 days not to be fixed or determinable. If the fee is not fixed or determinable, revenue is recognized upon the earlier of cash receipt or when the amount becomes due and payable.

•	Collectibility of the resulting receivable is reasonably assured. The Company conducts a credit review for all transactions at the inception of an arrangement to determine the creditworthiness of the customer, as well as just prior to the shipment of product to the customer. If the Company determines that collection is not reasonably assumed, revenue is deferred and recognized upon the receipt of cash.

Payments received by the Company in advance of product delivery are deferred until earned.

Shipping costs are charged to cost of sales as incurred.

The Company estimates potential future returns and sales allowances based on current period revenue recognized from product sales. Such returns and sales allowances include a limited “price protection” program provided to distributors, “semi-annual stock rotation” which is also provided to our distributors and a reserve for “returns and sales allowances” for direct customers. Management analyzes historical data from prior sales returns, acceptance of products and changes in product sales to customers when evaluating the adequacy of returns and sales allowances. Estimates made by the Company may differ from actual returns and sales allowances. These differences may materially impact reported revenue and liquidity. Additionally, the Company manages the collectibility of accounts receivable primarily through its review of the accounts receivable aging. When facts and circumstances dictate the collection of a specific invoice amount or the balance relating to a customer is in doubt, the Company assesses the impact on amounts recorded for doubtful accounts and, if necessary, records a charge in the fiscal period such assessment is determined. To date, the Company has not experienced any material write-offs of customer’s account receivables due to any uncollectibility issues.

Trade accounts receivable (including trade receivables from related parties) consisted of the following at the dates set forth below:

	At March 31,	At March 30,	At September 28,
	2006	2007	2007
			(unaudited)
	(in thousands)

Trade accounts receivable	$40,296	$41,789	$41,361
Less:
Allowance for doubtful accounts	(1,544)	(1,091)	(999)
Returns and sales allowances	(757)	(733)	(774)

	$38,625	$39,965	$39,588

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The table below summarizes the changes in the Company’s allowance for doubtful accounts and returns and sales allowances for the fiscal years ended as follows:

		Returns
	Allowance for	and Sales
Description	Doubtful Accounts	Allowances	Total
	(in thousands)

Balances at March 31, 2004	$725	$738	$1,463
Charged to costs and expenses, or revenue	71	(196)	(125)
Deductions	(22)	—	(22)

Balances at March 25, 2005	774	542	1,316
Charged to costs and expenses, or revenue	803	215	1,018
Deductions	(33)	—	(33)

Balances at March 31, 2006	1,544	757	2,301
Charged to costs and expenses, or revenue	(218)	—	(218)
Deductions	(235)	(24)	(259)

Balances at March 30, 2007	1,091	733	1,824
Charged to costs and expenses, or revenue	(56)	41	(15)
Deductions	(36)	—	(36)

Balances at September 28, 2007 (unaudited)	$999	$774	$1,773

Self-Insurance Medical Liability

Effective January 1, 2007, the Company established a self-insured medical benefits plan, which provides medical benefits to employees electing coverage under the plan. The Company estimates its reserve for all unpaid medical claims including those incurred but not reported based on historical experience and other assumptions.

Product Warranty

The Company warrants its products to its customers generally for one year from the date of shipment, but in limited cases for longer periods. In limited other cases, the Company warrants products to include significant liability beyond the cost of repairing, replacing the product or refunding the sales price of the product. If there is a material increase in the rate of customer claims or our estimates of probable losses relating to specifically identified warranty exposures are inaccurate, we may record a charge against future cost of sales. Warranty expense has historically been immaterial to our financial statements.

Translation of Foreign Currencies

The financial statements of the Company’s foreign subsidiaries are translated from local currency into U.S. dollars using the current exchange rate at the balance sheet date for assets and liabilities, and the average exchange rate in effect during the period for revenues and expenses. The functional currency for the Company’s international subsidiaries is considered to be the local currency for each entity and, accordingly, translation adjustments for these entities are included as a component of accumulated other comprehensive loss in stockholder’s equity in the consolidated balance sheet. Gains and losses resulting from certain foreign currency denominated transactions are included in the results of operations.

Advertising Expense

Advertising costs are expensed as incurred. Advertising expense was approximately $1,132,000, $936,000 and $771,000 in fiscal years 2005, 2006 and 2007, respectively.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Income Taxes

The Company provides for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 recognizes tax assets and liabilities for the cumulative effect of all temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities, and are measured using the enacted tax rates that will be in effect when these differences are expected to reverse. Valuation allowances are provided if based on the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The Company considers the undistributed foreign earnings of its foreign subsidiaries to be indefinitely reinvested and, as such, the Company does not provide U.S. income tax on such undistributed earnings.

Earnings per Share

The Company computes earnings per share of common stock in accordance with SFAS No. 128, Earnings per Share. Under the provisions of SFAS 128, basic earnings per share is computed based only on the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential future issuance of common stock relating to the stock option programs and other potentially dilutive securities using the treasury stock method.

The reconciliation of basic and diluted weighted average shares outstanding for the fiscal years ended is as follows:

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Weighted average basic common shares outstanding	25,000	25,000	25,000	25,000	25,000
Weighted average stock options	1,263	1,216	1,178	1,177	1,196

Weighted average diluted common shares	26,263	26,216	26,178	26,177	26,196

For the fiscal years ended March 25, 2005, March 31, 2006 and March 30, 2007, 251,000, 361,600 and 560,900 shares, respectively were excluded from the calculation of diluted weighted average common shares outstanding, as their effect was anti-dilutive.

Stock-Based Compensation

On December 16, 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R) (revised 2004), Share-Based Payments. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123, Accounting for Stock-Based Compensation. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement over their vesting period based on their fair values at the date of grant. Pro forma disclosure is no longer an alternative.

Effective April 1, 2006, the Company adopted the fair value recognition provisions of SFAS No. 123(R), using the modified-prospective-transition method. Under this transition method, compensation cost is recognized beginning with the effective date (a) for all share-based payments granted prior to the effective date of SFAS No. 123(R), but not yet vested, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted subsequent to

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

the effective date, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). In accordance with the modified-prospective-method of adoption, the results of operations and financial position for prior periods have not been restated. See Note 7 for additional information on share-based payments.

Concentration of Other Risks

The semiconductor industry is characterized by rapid technological change, competitive pricing pressures, and cyclical market patterns. The Company’s financial results are affected by a wide variety of factors, including general economic conditions worldwide, economic conditions specific to the semiconductor industry, the timely implementation of new manufacturing technologies, the ability to safeguard patents and intellectual property in a rapidly evolving market, and reliance on assembly subcontractors, related-party wafer fabricators, and independent distributors. In addition, the semiconductor market has historically been cyclical and subject to significant economic downturns at various times. The Company is exposed to the risk of obsolescence of its inventory depending on the mix of future business. As a result, the Company may experience significant period-to-period fluctuations in future operating results due to the factors mentioned above, or other factors.

Pension Obligations

The Company recognizes obligations associated with its defined benefit pension plans in accordance with SFAS No. 87, Employers Accounting for Pensions. Accredited independent actuaries calculate assets, liabilities, and expenses. As required by SFAS No. 87, the Company must make certain assumptions to assign value to the plan assets and liabilities. These assumptions are reviewed annually, or whenever otherwise required by SFAS No. 87, based on reviews of current plan information and consultations with independent investment advisors and actuaries. The selection of assumptions requires a high degree of judgment and may materially change from period to period. The Company does not offer other defined benefits associated with post-retirement benefit plans other than pensions.

The Company adopted the recognition and disclosure requirements of SFAS No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R), as of March 30, 2007, except for the change in measurement date, which is not applicable for the Company until fiscal year 2008. SFAS No. 158 requires employers that sponsor defined benefit plans to recognize the funded status of a benefit plan on its balance sheet; recognize gains, losses, and prior service costs or credits that arise during the period that are not recognized as components of net periodic benefit costs as a component of other comprehensive income, net of tax; measure defined benefit plan assets and obligations as of the date of the employer’s fiscal year-end balance sheet; and disclose in the notes to the financial statements the gains or losses, prior service costs or credits, and transition asset or obligation. Retrospective application is not permitted.

Comprehensive Income

The Company accounts for comprehensive income in accordance with SFAS No. 130, Reporting Comprehensive Income. As it relates to the Company, comprehensive income is defined as net income plus the sum of foreign currency translation adjustments and net unrealized pension plan gains and prior service costs. Comprehensive income is presented on the consolidated statements of changes in stockholder’s equity and comprehensive income. The tax provision (benefit) for the foreign currency translation adjustment was $14,000, $(47,000), $453,000 and $377,000 for fiscal years 2005, 2006, 2007 and for the six months ended September 28, 2007, respectively.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

New Accounting Standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets out framework for measuring fair value in accordance with generally accepted accounting principles, and expands on required disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it is applied under other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for the Company in fiscal year 2009, and will be applied prospectively. The provisions of SFAS No. 157 are not expected to have a material impact on the Company’s consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, to permit all entities to choose to elect, at specified election dates, to measure eligible financial instruments at fair value. An entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date, and recognize upfront costs and fees related to those items in earnings as incurred and not deferred. SFAS No. 159 applies to fiscal years beginning after November 15, 2007, with early adoption permitted for an entity that has also elected to apply the provisions of SFAS No. 157. An entity is prohibited from retrospectively applying SFAS No. 159, unless it chooses early adoption. The Company is currently evaluating the impact of the provisions of SFAS No. 159 on its consolidated financial statements, if any, when it becomes effective for fiscal year 2009.

2.  Property, Plant and Equipment

Long-lived assets consist of property, plant, and equipment, and identified intangible assets. Property, plant, and equipment are stated at cost, and consisted of the following:

	At March 31,	At March 30,	At September 28,
	2006	2007	2007
			(unaudited)
	(in thousands)

Land	$2,736	$2,798	$2,869
Buildings and leasehold improvements	32,857	34,193	35,135
Machinery and equipment	188,725	212,956	221,963
Office equipment	9,594	9,643	9,707
Construction-in-progress	6,454	6,884	8,898

	240,366	266,474	278,572
Less accumulated depreciation	(155,763)	(176,104)	(186,823)

Property, plant and equipment, net	$84,603	$90,370	$91,749

Depreciation expense amounted to approximately $17,434,000, $18,459,000, $20,496,000 in fiscal years 2005, 2006 and 2007, respectively, and $10,244,000 and $10,650,000 for the six months ended September 29, 2006 and September 28, 2007, respectively.

In January 2004, the Company leased a larger facility to meet the demands of its planned growth. In October 2004, the Company completed the relocation and management committed to the sale of their former facility. This facility was sold in July 2005 for approximately $1,225,000. As a result of this sale, the Company recorded a $264,000 gain on the sale of this facility.

During the fourth quarter of fiscal year 2007, the Company incurred an impairment loss of approximately, $342,000, which is included in other income, for equipment used in the production of inventory no longer being utilized. This impairment was recorded to adjust the asset value to the estimated fair value of the assets.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

3.	Capacity Reservation Agreement

In March 2003, the Company entered into a Capacity Reservation Agreement (the “Agreement”) with PolarFab, Inc. (now Polar Semiconductor, Inc., “PSI”), a wafer foundry supplier. Under the Agreement, the Company made advanced payments to the supplier for the purchase of wafers to be delivered in the future. As wafers were purchased, the Company credited a portion of the cost of wafer purchases against the advanced payment. Approximately $3,998,000 of this payment was included in other current assets at March 25, 2005. During fiscal 2006, the remaining balance of this advance payment was repaid. This wafer foundry supplier became a related party in July 2005. See Note 9 for further information regarding transactions with related parties.

4.	Commitments and Contingencies

Operating Leases

The Company leases certain real property and equipment under operating lease agreements. The leases generally require the Company to pay for utilities, insurance, taxes, and maintenance. Some leases contain escalation clauses, renewal options, and purchase options. Future minimum lease payments for non-cancellable operating leases as of March 30, 2007 are as follows:

(in thousands)

2008	$1,969
2009	1,586
2010	1,685
2011	1,665
2012	1,566
Thereafter	9,689

Total minimum lease payments	$18,160

Rental expense was approximately $7,166,000, $6,579,000, $3,544,000 for fiscal years 2005, 2006 and 2007, respectively, and $1,871,000 and $1,458,000 for the six months ended September 29, 2006 and September 28, 2007, respectively.

Insurance

Effective January 1, 2007, the Company established a self-insured employee health program for employees in the United States. The Company records estimated liabilities for its self-insured heath program based on information provided by the third-party plan administrators, historical claims experience, and expected costs of claims incurred but not reported. The Company monitors its estimated liabilities on a quarterly basis. As facts change, it may become necessary to make adjustments that could be material to the Company’s consolidated results of operations and financial condition. The Company believes that its present insurance coverage and level of accrued liabilities are adequate. Related accruals were $780,000 at March 30, 2007.

Contingencies

The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or results of operations.

From time to time, the Company has agreed to indemnify and hold harmless certain customers for potential allegations of infringement of intellectual property rights and patents arising from the use of its

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

products. To date, the Company has not incurred any costs in connection with such indemnification arrangements; therefore, there is no accrual of such amounts at March 31, 2006, March 30, 2007 and September 28, 2007. The Company discloses indemnification liabilities according to FASB Staff Position FIN 45-1, Accounting for Intellectual Property Infringement Indemnifications under SFAS Interpretation No. 45. Under SFAS No. 5, Loss Contingencies, a claim would be accrued when a loss is probable and the amount can be reasonably estimated. At March 31, 2006, March 30, 2007 and September 28, 2007, no such amounts are accrued.

Environmental Matters

The Company establishes accrued liabilities for environmental matters when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated. If the contingency is resolved for an amount greater or less than the accrual, or the Company’s share of the contingency increases or decreases, or other assumptions relevant to the development of the estimate were to change, the Company would recognize an additional expense or benefit in the consolidated statements of operations during the period such determination was made. No environmental accruals were established at March 31, 2006, March 30, 2007 and September 28, 2007.

5.	Debt and Credit Facilities

Notes payable to banks consisted of the following:

	At March 31,	At March 30,	At September 28,
	2006	2007	2007
			(unaudited)
	(in thousands)

6.416% note payable to bank, semiannual interest payments each May 30 and November 30. Principal due November 30, 2007. Guaranteed by Sanken	$ 3,000	$ 3,000	$3,000
6.48% note payable to bank, semiannual interest payments each March 4 and September 4. Principal due September 4, 2007. Guaranteed by Sanken	8,000	8,000	—
8.35% note payable to bank, semiannual interest payments each December 30 and June 30. Principal due June 30, 2006. Guaranteed by Sanken	6,600	—	—
8.214% note payable to bank, semiannual interest payments each January 10 and July 10. Principal due July 10, 2006. Guaranteed by Sanken	4,400	—	—

Total notes payable to banks	$22,000	$11,000	$3,000

On April 18, 2003, the Company executed a $10,000,000 loan agreement with Sanken. The loan is repayable over a term of up to six years, and carries an interest rate based upon the three-month London Inter Bank Offered Rate (“LIBOR”) plus 0.45% (5.81% at September 28, 2007) adjusted every three months. Principal is due in semiannual installments of $1,000,000 through October 18, 2007. The Company has the option to prepay amounts without penalty. The outstanding loan balance was $1,000,000 at September 28, 2007.

On April 12, 2004, the Company executed a $6,000,000 loan agreement with Sanken. The loan is repayable over a term of up to six years, and carries an interest rate based upon the three-month LIBOR plus 0.45% (5.81% at September 28, 2007) adjusted every three months. Principal is due in semiannual

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

installments of $600,000 through April 12, 2010. The Company has the option to prepay amounts without penalty. The outstanding loan balance was $3,600,000 at September 28, 2007.

On July 13, 2005, the Company executed an $8,000,000 loan agreement with Sanken. The loan is repayable over a term of up to six years, and carries an interest rate based upon the three-month LIBOR plus 0.45% (5.81% at September 28, 2007) adjusted every three months. Principal is due in semiannual installments of $800,000 beginning January 13, 2007 and ending July 13, 2011. The Company has the option to prepay amounts without penalty. The outstanding loan balance was $6,400,000 at September 28, 2007.

On January 25, 2007, the Company executed a $3,300,000 loan agreement with Sanken. The loan has a one-year term where the principal is due on January 25, 2008, and carries an interest rate based upon the three-month LIBOR plus 0.45% (5.81% at September 28, 2007) adjusted every three months. The outstanding loan balance was $3,300,000 at September 28, 2007.

On November 18, 2005, the Company established a letter of credit with a commercial bank. This facility provides that the bank will issue letters of credit on behalf of the Company for drawings up to $105,000. This facility is secured by a deposit of $100,000 and expires on December 31, 2007. There were no outstanding letters of credit.

The Company’s Philippines subsidiary has a credit line agreement with a commercial bank under which this subsidiary may borrow up to 60,000,000 Philippine pesos (approximately $1,328,000 at September 28, 2007) at the bank’s prevailing interest rate, which was approximately 9.00% at September 28, 2007. There were no borrowings outstanding against this line, which expires October 31, 2007.

The Company’s Philippines subsidiary has a term loan line of credit with a commercial bank under which this subsidiary may borrow up to 64,000,000 Philippine pesos (approximately $1,417,000 at September 28, 2007). Interest is based on the bank’s prevailing interest rate (9.00% at September 28, 2007, adjusted quarterly) and payable in arrears. Principal repayments are due in equal quarterly installments commencing on January 14, 2005. There were 20,625,000 Philippine pesos (approximately $402,000), 13,125,000 Philippine pesos (approximately $272,000) and 9,375,000 Philippine pesos (approximately $208,000) outstanding against this line at March 31, 2006, March 30, 2007 and September 28, 2007, respectively. The line expires on October 14, 2008.

The Company’s subsidiary in the United Kingdom has a credit facility with a commercial bank under which this subsidiary may borrow up to 500,000 pounds sterling (approximately $1,010,000 at September 28, 2007) at two percent over the banks’ prevailing interest rate, which was approximately 5.25% at September 28, 2007. There were no borrowings outstanding against this credit facility. The credit facility is guaranteed by Sanken and expires November 27, 2007.

Total interest paid amounted to approximately $3,312,000, $3,113,000 and $2,913,000 in fiscal years 2005, 2006, and 2007, and included capitalized amounts of approximately $324,000, $246,000 and $328,000 in fiscal years 2005, 2006, and 2007, respectively.

The Company’s required principal payments for notes payable for each of the five fiscal years subsequent to March 30, 2007, and thereafter, are as follows:

(in thousands)

2008	$19,255
2009	2,917
2010	2,800
2011	2,200
2012	800

Total	$27,972

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

6.	Income Taxes

For financial reporting purposes, components income before income taxes includes the following:

	Fiscal Year Ended
	March 25,	March 31,	March 30,
	2005	2006	2007
	(in thousands)

Pretax income:
Domestic	$11,887	$12,840	$22,338
Foreign	4,020	1,127	4,911

	$15,907	$13,967	$27,249

Significant components of the provision for income tax are as follows (expense (benefit)):

	Fiscal Year Ended
	March 25,	March 31,	March 30,
	2005	2006	2007
	(in thousands)

Current:
Federal	$(104)	$1,996	$2,693
State	(14)	236	300
Foreign	1,066	591	1,767

Total current	948	2,823	4,760
Deferred:
Federal	(553)	80	1,435
State	(77)	(238)	(286)
Foreign	15	(280)	240

Total deferred	(615)	(438)	1,389

Total income tax provision	$333	$2,385	$6,149

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The reconciliation of income taxes computed at the U.S. federal statutory tax rates to income taxes is as follows:

	Fiscal Year Ended
	March 25,	March 31,	March 30,
	2005	2006	2007
	(in thousands)

Tax provision at U.S. statutory rates	$5,567	$4,888	$9,537
Foreign tax rate differential	(126)	(95)	(213)
Research and development tax credit	(1,422)	(1,289)	(1,506)
Domestic manufacturing deduction	—	(100)	(267)
Foreign income tax credit	(762)	(39)	(1,053)
State income taxes	189	236	300
Extraterritorial income exclusion (ETI)	(4,797)	(1,246)	(1,233)
Subpart F income	869	400	1,130
Change in valuation allowance	815	(408)	(407)
Other permanent differences	—	38	340
Other	—	—	(479)

Total income taxes	$333	$2,385	$6,149

Undistributed earnings of the Company’s foreign subsidiaries aggregating approximately $18,557,000 are considered to be indefinitely reinvested and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable because of the complexities associated with this hypothetical calculation.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax liabilities and assets are as follows:

	At March 31,	At March 30,
	2006	2007
	(in thousands)

Deferred tax liabilities:
Fixed assets	$(8,827)	$(7,098)

Total deferred tax liabilities	(8,827)	(7,098)
Deferred tax assets:
Tax credits	7,692	4,520
Net operating loss carry-forwards	309	—
Inventory	730	602
Other accruals and reserves	3,238	3,356

Total deferred tax assets	11,969	8,478
Valuation allowance for deferred tax assets	(407)	—

Net deferred tax assets	$2,735	$1,380

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

During fiscal year 2007, the valuation allowance for deferred tax assets, relating to the uncertainty of the utilization of foreign tax credits, was eliminated. As of March 30, 2007, the Company has research tax credit carryforwards of approximately $3,300,000 that expire in the fiscal years 2008 through 2021, and alternative minimum tax credit carryforwards of approximately $1,205,000, which have an indefinite carryforward period.

The Company has provided for potential liabilities due in various jurisdictions. Judgment is required in determining the worldwide income tax expense provision. In the ordinary course of global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of cost reimbursement arrangements among related entities. Although the Company believes its estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in the historical income tax provisions and accruals. Such differences could have a material impact on the Company’s income tax provision and operating results in the period in which such determination is made.

Cash paid for income taxes was $1,418,000, $1,890,000 and $3,573,000 during the fiscal years 2005, 2006 and 2007, respectively.

In assessing the realizability of deferred tax assets at September 28, 2007, the Company considered whether it was more likely than not that some portion or all of the deferred tax assets would not be realized. The realization of deferred tax assets depends upon the generation of future taxable income during the periods in which these temporary differences become deductible. At September 28, 2007, the Company believes that all of the deferred tax assets will be utilized and has therefore not recorded a valuation allowance.

Although the Company believes its recorded assets and liabilities are reasonable, tax regulations are subject to interpretation and tax litigation is inherently uncertain; therefore, the Company’s assessments can involve both a series of complex judgments about future events and rely heavily on estimates and assumptions. Although the Company believes that the estimates and assumptions supporting its assessments are reasonable, the final determination of tax audit settlements and any related litigation could be materially different from that which is reflected in historical income tax provisions and recorded assets and liabilities. If the Company were to settle an audit or a matter under litigation, it could have a material effect on the income tax provision, net income or cash flows in the period or periods for which that determination is made. Through March 30, 2007, any accruals for tax contingencies are provided for in accordance with the requirements of SFAS No. 5, Accounting for Contingencies.

In June 2006, the FASB issued Financial Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This interpretation prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on classification, interest and penalties, accounting during interim periods, disclosure and transition.

The Company and its subsidiaries file income tax returns in the United States federal jurisdiction and in various states and foreign countries. The Company is no longer subject to federal tax examination for years prior to 2001 and state income tax examinations for years prior to 2002. The Company’s policy is to recognize interest and penalties related to any unrecognized tax benefit as income tax expense. A minimal amount of interest or penalties have been accrued at September 28, 2007. The Company believes it has appropriate and adequate support for the income tax provisions taken and to be taken on its tax returns and that its accruals for tax liabilities are adequate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter.

The Company adopted FIN 48 effective March 31, 2007 and this adoption did not result in any material changes.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The Company does not believe that its uncertain tax positions will change significantly due to the expiration of statutes of limitations prior to September 26, 2008.

7.	Stock Option Plan

2001 Incentive and Nonqualified Stock Option Plan (the “2001 Plan”)

The 2001 Plan covers all eligible employees, officers, directors, and consultants. At September 28, 2007, a total of 3,750,000 shares of common stock have been authorized for issuance under the 2001 Plan. The 2001 Plan provides for the grant of incentive stock options and nonqualified stock options having terms and conditions that are set at the discretion of the board of directors. Incentive stock options shall not be granted at a price less than fair market value (110% in the case of incentive stock options granted to a 10% or greater stockholder) on the date of grant, and nonqualified stock options shall not be granted at a price less than par value. While the Company’s board of directors may grant options exercisable at different times or within different periods, generally, granted options are exercisable on the fifth anniversary of the grant date.

Grant-Date Fair Value

The Company uses the Black-Scholes option-pricing model to calculate the grant-date fair value of an award. The fair values of options granted were calculated using the following estimated weighted-average assumptions:

	Fiscal Year Ended
	March 25,	March 31,	March 30,
Stock Options	2005	2006	2007

Options granted	252,500	123,100	247,800
Weighted-average exercise prices	$12.20	$11.95	$12.13
Weighted-average grant date fair value stock options	$6.93	$6.90	$6.60
Assumptions:
Weighted-average expected volatility	60.0%	60.0%	45.5%
Weighted-average expected term (in years)	6.0	6.0	7.5
Risk-free interest rate	3.96%	4.25%	4.80%
Expected dividend yield	0.50%	0.34%	0.33%

During the six months ended September 28, 2007, no stock options were granted by the Company.

Expected Volatility

The Company is responsible for estimating volatility and, since the Company’s stock does not have a public trading history, the Company has utilized an average of the historical volatility of guideline public companies in the analog semiconductor industry for a period equal to the expected term of the stock option.

Expected Term

The excepted term utilized for options granted during fiscal year 2007 was derived from the shortcut method described in SEC’s Staff Accounting Bulletin No. 107.

Risk-Free Interest Rate

The yield on the zero-coupon U.S. Treasury securities for a period that is commensurate with the expected term assumption is used as the risk-free interest rate.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Expected Dividend Yield

Expected dividend yield is calculated by utilizing the annual cash dividend, as declared by the Company’s board of directors, expressed on a per share basis, divided by the estimated fair market value per share of the Company’s common stock as determined by valuation studies.

Cash dividends are not paid on options.

Stock-Based Compensation Expense

The Company used the straight-line attribution method to recognize expense for all stock-based awards prior to the adoption of SFAS No. 123(R), and the Company has elected to continue to apply this attribution method upon adoption of SFAS No. 123(R) to recognize expense for stock-based awards granted after April 1, 2006.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The term “forfeitures” is distinct from “cancellations” or “expirations,” and represents only the unvested portion of the surrendered stock-based award. The Company currently expects, based on an analysis of its historical forfeitures, that approximately 79.4% of its stock-based awards will vest, and therefore, has applied an annual forfeiture rate of 7.6% to all unvested stock-based awards as of March 30, 2007. The 7.6% represents the portion that is expected to be forfeited each year over the vesting period; therefore, the cumulative amount, on a compounded basis, that is expected to be forfeited is approximately 20.6% of the aggregate stock-based awards. This analysis will be reevaluated quarterly, and the forfeiture rate will be adjusted as necessary. Ultimately, the actual expense recognized over the vesting period will only be for those shares that vest.

The Company’s stock option agreements historically provided for retirement-related continued vesting for a portion, or all, of certain stock options based on the optionee’s age and years of service (the “retirement provision”), in that regardless of whether the employee continues to provide services, the optionee receives the benefit of the stock option. SFAS No. 123(R) clarifies the timing for recognizing stock-based compensation expense for awards, subject to continued vesting upon meeting this retirement provision. This compensation expense must be recognized over the period from the date of grant to the date retirement eligibility is met if it is shorter than the required service period. Upon adoption of SFAS No. 123(R) in the first quarter of fiscal year 2007, the Company changed its policy regarding the timing of option expense recognition for optionees meeting the criteria of the retirement provision to recognize compensation cost over the period through the date that the optionee is no longer required to provide service to earn the award. Prior to the adoption of SFAS No. 123(R), the Company’s policy was to recognize these compensation costs over the vesting term. Had the Company applied these nonsubstantive vesting provisions required by SFAS No. 123(R) to awards granted prior to the adoption of SFAS No. 123(R), the impact on the pro forma net earnings presented below would have been immaterial.

Common Stock Fair Value

As of September 28, 2007, there was no public market for the Company’s common stock, and, in connection with its grants of stock options, the Company’s board of directors, with input from management, determined the fair value of its common stock. The fair value of the common stock was determined contemporaneously with option grants on an annual basis. The fair value was determined using an average of the discounted cash flow form of the income approach, the guideline public company method and comparable transactions method of the market approach. The discounted cash flow approach involves applying appropriate risk-adjusted discount rates of approximately 17.8% to estimated debt-free cash flows, based on forecasted

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

revenues and costs. The projections used in connection with this valuation were based on the Company’s expected operating performance over the forecast period. There is inherent uncertainty in these estimates; if different discount rates or assumptions had been used, the valuation would have been different. The guideline public company method estimates the fair value of a company by applying to the company market value multiples, in this case of EBITDA, observed for publicly traded firms in similar lines of business. The comparable transaction method of the market approach estimates the fair value of a company based upon comparable companies that have been bought and sold in the public marketplace. The fair value of the Company’s common stock was determined from the mid-point of the value ranges provided by each of the three described valuation methods with a 15.0% discount applied to account for the lack of marketability of the common stock.

The Company has incorporated the fair values determined in the contemporaneous valuation into the Black-Scholes option pricing model when calculating the compensation expense to be recognized for the stock options granted during the fiscal year ended March 30, 2007.

Since April 1, 2006, the Company has granted stock options with exercise prices as follows:

	Number of	Weighted	Weighted Average
	Options	Average	Fair Value of
Grant Date	Granted	Exercise Price	Common Stock

April 25, 2006	5,000	$11.90	$12.16
May 1, 2006	5,000	12.13	12.16
June 6, 2006	1,500	12.13	12.16
June 26, 2006	7,100	12.13	12.16
June 27, 2006	6,000	12.13	12.16
August 1, 2006	58,900	12.13	12.16
August 3, 2006	9,000	12.13	12.16
August 9, 2006	49,700	12.13	12.16
August 21, 2006	500	12.13	12.16
August 30, 2006	10,000	12.13	12.16
September 5, 2006	4,000	12.13	12.16
September 11, 2006	2,000	12.13	12.16
September 26, 2006	3,600	12.13	12.16
October 2, 2006	56,000	12.13	12.16
October 9, 2006	15,000	12.13	12.16
November 15, 2006	2,000	12.13	12.16
November 27, 2006	1,500	12.16	12.16
January 2, 2007	5,000	12.16	12.16
January 8, 2007	4,000	12.16	12.16
February 5, 2007	2,000	12.16	12.16

The adoption of SFAS No. 123(R) on April 1, 2006 had the following impact on fiscal year 2007 results: income before income taxes and net income was lower by approximately $953,000.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table details the effect on net income and earnings per share had stock-based compensation expense been recorded for the fiscal years 2005 and 2006 based on the fair-value method under SFAS No. 123:

	Fiscal Year Ended
	March 25,	March 31,
	2005	2006
	(in thousands, except
	per share data)

Net income, as reported	$15,552	$11,558
Deduct: stock-based compensation expense determined under the fair-value based method for all awards	(1,937)	(3,155)

Pro forma net income	$13,615	$8,403

Net income per share:
As reported - basic	$0.62	$0.46
Pro forma - basic	$0.54	$0.34
As reported - diluted	$0.59	$0.44
Pro forma - diluted	$0.52	$0.32

Prior to the adoption of SFAS No. 123(R), on March 28, 2006, the Company accelerated the vesting of all unvested stock options awarded to employees during the time period of April 2004 through May 2005 that had exercise prices of $12.20 per share. Unvested options to purchase 222,500 shares became exercisable as a result of the vesting acceleration. Because the exercise price of all the modified options was greater than the market price of the Company’s underlying common stock on the date of the modification, no stock-based compensation expense was recorded in the consolidated statement of operations, in accordance with APB Opinion No. 25. The primary purpose for modifying the terms of these out-of-the-money stock options to accelerate their vesting was to eliminate the need to recognize the remaining unrecognized non-cash compensation expense in the statement of income associated with these options as measured under SFAS No. 123, because the approximately $1,105,000 of future expense associated with these options would have been disproportionately high compared to the economic value of the options at the date of modification.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Stock-Based Compensation Activity

A summary of the activity under the Company’s 2001 Plan is presented below:

	Fiscal Year Ended March 30, 2007				Six Months Ended September 28, 2007
			Weighted				Weighted
		Weighted-	Average				Average
		Average	Remaining				Remaining
		Exercise	Contractual	Aggregate		Weighted-Average	Contractual	Aggregate
	Options	Price	Term	Intrinsic	Options	Exercise Price	Term	Intrinsic
	Outstanding	Per Share	(In Years)	Value	Outstanding	Per Share	(In Years)	Value
					(unaudited)

Options outstanding at
beginning of period	2,898,590	$6.93			3,069,790	$7.27
Options granted	247,800	$12.13			—	—
Options forfeited	(76,600)	$10.09			(18,900)	$10.33

Options outstanding at
end of period	3,069,790	$7.27	5.3	$15,010	3,050,890	$7.25	4.8	$14,966

Options exercisable at
end of period	2,218,050	$6.62	4.5	$12,293	2,269,650	$6.61	4.1	$12,602

Options vested or expected to vest at end of period	2,911,883	$7.17	5.2	$14,545	2,926,420	$7.15	4.7	$14,673

As of March 30, 2007 and September 28, 2007, there was $2,014,000 and $1,727,000 of total unrecognized compensation cost related to stock options, respectively. Such cost is expected to be recognized over a weighted-average period of 2.6 years as of March 30, 2007 and 1.7 years as of September 28, 2007.

8.	Retirement Plans

On March 30, 2007, the Company adopted the recognition and disclosure provisions of SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans. This Statement requires the Company to recognize the funded status (i.e., the difference between the fair value of plan assets, and the benefit obligations) of our defined benefit pension plans in our March 30, 2007 balance sheet with a corresponding adjustment to accumulated other comprehensive income (“AOCI”), net of tax. The adjustment to AOCI as adoption represents the net actuarial losses, and prior service costs, all of which were previously netted against the plans’ funded status in the Company’s balance sheet pursuant to the provision of SFAS No. 87, Employers’ Accounting for Pensions. These amounts will continue to be recognized as a component of future net periodic benefit cost consistent with the Company’s past practice. Further, actuarial gains and losses and prior service costs that arise in future periods and are not recognized as net periodic benefit costs in the same periods will be recognized as a component of other comprehensive income. Those amounts will also be recognized as a component of future net periodic benefit costs consistent with the Company’s past practice. In addition, SFAS No. 158 requires that companies using a measurement date for their defined benefit pension plans and other postretirement benefit plans other than their fiscal year end change to a fiscal-year-end measurement date effective for years ending after December 15, 2008. The Company has chosen to adopt the measurement date changes as of the fiscal year ended March 28, 2008, thus in this fiscal year’s financials the measurement dates have been as of December 30, 2006.

The incremental effects of adopting the provisions of SFAS No. 158 on the Company’s balance sheet at March 30, 2007, are presented in the following table. The adoption of SFAS No. 158 had no effect on the Company’s consolidated statement of income or the Company’s consolidated statement of Stockholder’s Equity and Comprehensive Income for the fiscal year ended March 30, 2007, or for any prior period presented, and it will not affect the Company’s operating results in future periods. Had the Company not been required to adopt

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

SFAS No. 158 at March 30, 2007, it would have recorded an additional minimum liability pursuit to the provisions of SFAS No. 87. The effect of recognizing the additional minimum liability is included in the table below in the column labeled “Before Application of SFAS No. 158.”

	Before
	Application of		After Application of
	SFAS No. 158		SFAS No. 158
	Adjustments	Adjustments	Adjustments
		(in thousands)

Liability for benefits	$(3)	$99	$96
Deferred income taxes	1,415	(35)	1,380
Total liabilities	66,966	64	67,030
AOCI	(181)	(64)	(245)
Total stockholder’s equity	145,072	(64)	145,008

The amounts recorded in AOCI for the year ended March 30, 2007, are further detailed by the type of plan to which they are attributable:

	Net Transition	Net Actuarial
	Obligation (Asset)	Loss	Total
		(in thousands)

Balance, March 31, 2006	$—	$—	$—
2007 change in AOCI by Plan Type	—	—	—
U.S. defined benefit	—	—	—
Non-U.S. defined benefit	(199)	298	99

Amounts in AOCI (before tax)	(199)	298	99
Less tax (benefit) expense	(69)	104	35

Total Changes in AOCI by plan type in 2007	(130)	194	64

Balance, March 30, 2007, (net of tax)	$(130)	$194	$64

The estimated amount of actuarial net loss included in AOCI as of March 30, 2007, that is expected to be amortized into net periodic benefit cost over the next fiscal year is approximately $184,000 for the defined benefit pension plans.

As of March 30, 2007 or September 28, 2007, the Company does not expect to return any of the assets of the plan to the Company during the next 12 months.

Plan Descriptions

U.S. Defined Benefit Plan

The Allegro Retirement Successor Plan (the “Successor Plan”), a defined benefit plan, was established effective January 1, 1991 for certain U.S. based salaried employees. The benefits of the Successor Plan were frozen and are offset by benefits derived from the Company’s contributions to the defined contribution Retirement and Savings Plan (see below) for specific employees covered under the Successor Plan. The Successor Plan assets are invested in an investment fund consisting primarily of common and pooled trust funds. The Company’s funding policy is to make annual contributions to the Successor Plan as required by the funding standards of the Employees Retirement Income Security Act of 1974, as determined by the Successor Plan’s actuary.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Non-U.S. Defined Benefit Plan

The Company’s Philippines subsidiary has a defined benefit pension plan, which is a noncontributory plan that covers substantially all employees of the respective subsidiary. The plan assets are invested in common trust funds, bonds, and other debt instruments, and stocks.

Effect on the Statements of Income and Balance Sheets

Expense related to defined benefit plans were as follows:

	U.S. Defined Benefit Plan			Non-U.S. Defined Benefit Plan
	Fiscal Year Ended			Fiscal Year Ended
	March 25,	March 31,	March 30,	March 25,	March 31,	March 30,
	2005	2006	2007	2005	2006	2007
	(in thousands)			(in thousands)
Service cost	$—	$—	$—	$182	$208	$207
Interest cost	50	38	26	206	244	284
Expected return on plan assets	(33)	(31)	(28)	(183)	(215)	(257)
Amortization of prior service cost	—	—	—	(1)	(8)	(15)
Net periodic benefit costs	30	2	—	—	—	—
Settlement loss	14	28	31	—	—	—

Net periodic pension expense	$61	$37	$29	$204	$229	$219

	U.S. Defined Benefit Plan		Non-U.S. Defined Benefit Plan
	Six Months Ended		Six Months Ended
	September 29,	September 28,	September 29,	September 28,
	2006	2007	2006	2007
	(unaudited)		(unaudited)
	(in thousands)		(in thousands)
Service cost	$—	$—	$105	$137
Interest cost	13	9	129	127
Expected return on plan assets	(14)	(11)	(130)	(163)
Amortization of prior service cost	—	—	—	—
Net periodic benefit costs	—	—	—	—
Settlement loss	76	52	—	—

Net periodic pension expense	$75	$50	$104	$101

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Changes in the benefit obligations and plan assets for the defined benefit plans were as follows:

	U.S. Defined Benefit Plan		Non-U.S. Defined Benefit Plan
	Fiscal Year Ended		Fiscal Year Ended
	March 31,	March 30,	March 31,	March 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Obligation and funded status of plans:
Benefit obligation at beginning of year	$836	$654	$2,475	$2,539
Service cost	—	—	208	207
Interest cost	38	26	244	284
Benefits paid	(200)	(266)	(105)	(169)
Actuarial (gain) loss	(20)	14	(420)	446
Foreign currency exchange rate changes	—	—	137	163

Benefit obligation at end of year	$654	$428	$2,539	$3,470

Change in plan assets:
Fair value of plan assets at beginning of year	$605	$552	$2,040	$2,476
Actual return on plan assets	18	26	201	444
Employer contributions	129	89	193	209
Benefits paid	(200)	(266)	(105)	(169)
Foreign currency exchange changes	—	—	147	159

Fair value of plan assets at end of year	$552	$401	$2,476	$3,119

Funded status at end of year	$(102)	$(27)	$(63)	$(351)

Amounts recognized on the balance sheet as of March 30, 2007, under SFAS No. 158:

		Non-U.S.
	U.S. Defined	Defined
	Benefit	Benefit
	Plan	Plan	Total
		(in thousands)

Underfunded retirement plans	$(27)	$(351)	$(378)
Funded status at end of year	$(27)	$(351)	$(378)

Amounts recognized on the balance sheet as of March 31, 2006, prior to the adoption of SFAS No. 158:

		Non-U.S.
	U.S. Defined	Defined
	Benefit	Benefit
	Plan	Plan	Total
		(in thousands)

Funded status at end of year	$(102)	$(63)	$(165)
Unrecognized net actuarial loss	61	36	97
Unrecognized net transition obligation (asset)	—	(202)	(202)

Accrued retirement at end of year	$(41)	$(229)	$(270)

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table presents the obligation and asset information for only those plans that have projected benefit obligation in excess of plan assets:

			Non-U.S. Defined Benefit
	U.S. Defined Benefit Plan		Plan
	March 31,	March 30,	March 31,	March 30,
	2006	2007	2006	2007
	(in thousands)		(in thousands)
Projected benefit obligations	$654	$428	$2,539	$3,470
Plan assets	552	401	2,476	3,119
Accumulated benefit obligations	654	428	1,353	2,113

Assumptions and Investment Policies

Weighted-Average Assumptions Used to Determine Net Periodic Benefit Costs

	At March 31,	At March 30,
	2006	2007

U.S. assumed discount rate	5.50%	5.50%
Non-U.S. assumed discount rate	10.75%	7.00%
U.S. expected long-term return on plan assets	7.00%	7.00%
Non-U.S. expected long-term return on plan assets	9.50%	9.50%
U.S. rate of compensation increase	4.00%	4.00%
Non-U.S. rate of compensation increase	7.00%	5.00%

Assumptions for expected long-term rate of return on plan assets are based upon actual historical returns, future expectations of returns for each asset class and the effect of periodic target asset allocation rebalancing. The results are adjusted for the payment of reasonable expenses of the plan from plan assets. The historical long-term return on the plans’ assets has exceeded the selected rates and we believe these assumptions are appropriate based upon the mix of the investments and the long-term nature of the plans’ investments.

Plan Assets

The Company’s pension plan weighted-average asset allocations are as follows:

	At March 31,	At March 30,
	2006	2007

Fixed income securities	36.7%	39.9%
Bond securities	32.5%	26.7%
Loans and discounts	10.5%	9.1%
Cash and foreign currency	19.1%	3.4%
Other	1.2%	20.9%

Total	100.0%	100.0%

There are no significant restrictions on the amount or nature of the investments that may be acquired or held by the plans.

Cash Flows

During fiscal year 2007, the Company contributed approximately $298,000 to its pension plans. The Company expects to contribute approximately $181,000 to its pension plan in fiscal year 2008.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

During the six months ended September 28, 2007, the Company contributed approximately $152,000 to its pension plans.

Estimated Future Benefit Payments

The following table projects the benefits expected to be paid to participants from the plans in each of the following years. The majority of the payments will be paid from plan assets not company assets.

Pension Benefits
(in thousands)

2007	$334
2008	$146
2009	$260
2010	$219
2011	$521
2012 - 2016	$1,585

Defined Contribution Plans

The Company also has a defined contribution Retirement and Savings Plan (the “Plan”) covering substantially all of its U.S. employees. The Company provides basic retirement contributions to eligible U.S. employees primarily based on employees’ earnings, as defined in the Plan agreement. Total retirement contribution expense totaled approximately $1,470,000, $490,000, $1,820,000 and $854,000 for fiscal years 2005, 2006, 2007 and for the six months ended September 28, 2007, respectively.

In addition, as part of the Plan, eligible U.S. employees may contribute up to 50% of their pretax compensation to the Plan, subject to certain limitations, and the Company may match, at its discretion, 25% of the participants’ pretax contributions, up to 6% of their compensation. Matching contributions by the Company totaled approximately $727,000, $702,000, $578,000 and $309,000 for fiscal years 2005, 2006, 2007 and for the six months ended September 28, 2007, respectively.

The Company’s subsidiary, Allegro MicroSystems Europe, Ltd. (“Allegro Europe”), has a defined contribution plan (the “AME Plan”) covering substantially all employees of Allegro Europe. Contributions to the AME Plan by the Company totaled approximately $102,000, $108,000, $115,000 and $66,000 for fiscal years 2005, 2006, 2007 and for the six months ended September 28, 2007, respectively.

9.	Transactions with Related Parties

The Company sells products to, sells products for, and purchases in-process products from Sanken. Net sales to Sanken totaled approximately $54,913,000, $62,361,000 and $62,904,000 for fiscal years 2005, 2006, and 2007, respectively. Net sales to Sanken totaled approximately $29,096,000 and $27,099,000 for the six months ended September 29, 2006 and September 28, 2007, respectively. Accounts receivable from Sanken total approximately $5,742,000, $6,208,000 and $5,474,000 at March 31, 2006, March 30, 2007 and September 28, 2007, respectively. Net sales of Sanken products by the Company totaled approximately $34,325,000, $23,218,000 and $24,535,000 for fiscal years 2005, 2006 and 2007, respectively, and $15,008,000 and $9,904,000 for the six months ended September 29, 2006 and September 28, 2007, respectively. Purchases of various products from Sanken totaled approximately $29,980,000, $21,186,000 and $21,884,000 for fiscal years 2005, 2006 and 2007, respectively, and $13,355,000 and $9,012,000 for the six months ended September 29, 2006 and September 28, 2007, respectively. Accounts payable to Sanken totaled approximately $5,808,000, $9,482,000 and $9,588,000 at March 31, 2006, March 30, 2007 and September 28, 2007, respectively.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

During November 2002, Sanken and the Company executed a Technology Transfer Agreement for certain wafer process technology. The agreement grants Sanken a permanent, worldwide, royalty-free license to utilize certain wafer processing technology developed by the Company.

In July 2006, the Company paid a $1,000,000 dividend, which was declared in March 2006, to Sanken. The Company also declared a $1,000,000 dividend, in March 2007, which was distributed in May 2007 to Sanken, its sole stockholder.

The Company has also executed loan agreements with Sanken (see Note 5). In addition, Sanken guarantees the Company’s debt with certain third-party banks as described in Note 5.

The Company entered into a Joint Development Agreement (“Development Agreement”) on February 15, 2006 with Sanken and PSI whereby the Company and Sanken will jointly own a specific wafer technology and will share the reimbursement of development costs incurred by PSI. During fiscal year 2007 and for the six months ended September 28, 2007 the Company reimbursed approximately $1,600,000 and $660,000, respectively, to PSI for costs incurred under this Development Agreement.

In July 2005, Sanken purchased PSI, formerly known as PolarFab, Inc., a wafer foundry supplier to the Company. Purchases of various products from PSI totaled approximately $17,861,000 during the period of July 2005 through March 2006, $29,243,000 for fiscal year 2007, and $15,447,000 and $14,836,000 for the six months ended September 29, 2006 and September 28, 2007, respectively. Accounts payable to PSI totaled approximately $1,221,000, $1,815,000 and $1,864,000 at March 31, 2006, March 30, 2007 and September 28, 2007, respectively.

10.	Business Segment and Geographic Information

In accordance with SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, the Company disclosures financial and descriptive information about it’s reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available and is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company operates with two reportable product-based segments called Allegro Products and Sanken Products.

The Allegro Products segment includes various integrated circuits that the Company designs, manufacturers and markets for use by the automotive, computer and office automation, communications, consumer and industrial markets. The Sanken Products segment includes those products in which the Company is a distributor for products, which are manufactured by the Company’s parent, Sanken, and sold by the Company on their behalf.

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

The following table presents sales and other financial information by business segment. Net sales represent sales originating in entities primarily engaged in either provision of Allegro Products or Sanken Products. Long-lived assets including property, plant and equipment, other intangibles and other long-lived assets.

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Allegro Products
Net Sales	$248,052	$261,837	$296,206	$146,236	$148,485
Gross Margin	89,050	88,795	110,339	55,843	49,768
Operating Income	17,836	15,129	28,182	16,168	6,818
Total Assets	146,768	151,306	157,947	162,478	154,529
Long-lived Assets	85,881	89,600	94,007	94,314	95,789
Depreciation and Amortization	17,574	18,596	20,673	10,312	10,881
Capital Expenditures	22,775	19,376	26,114	15,106	11,269
Sanken Products
Net Sales	$34,325	$23,218	$24,535	$15,008	$9,904
Gross Margin	3,299	2,210	2,574	1,514	1,069
Operating Income	(19)	(544)	881	527	321
Finished Goods Inventory	2,268	1,419	792	727	1,002
Long-Lived Assets	—	—	—	—	—
Depreciation and Amortization	—	—	—	—	—

Assets not allocated to reportable segments include cash, trade accounts receivable and amounts due from related parties. These assets are not allocated to reportable segments as they are shared between the reportable segments and are not used by the chief operating decision maker to assess the reportable segments, performance or to allocate resources.

A reconciliation of the totals reported for the reportable segments to the applicable line items in the Company’s consolidated financial statements is as follows:

	At March 25,	At March 31,	At March 30,	At September 28,
	2005	2006	2007	2007
				(unaudited)
	(in thousands)

Total assets allocated to reportable segments	$149,036	$152,725	$158,739	$155,531
Cash and cash equivalents	5,552	3,647	13,468	15,852
Trade accounts receivables, net of allowances	34,659	33,645	33,911	34,115
Amounts due from related parties	6,226	5,742	6,208	5,649

Total Assets	$195,473	$195,759	$212,326	$211,147

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

Revenue Trends by Group of Allegro Products

The following table summarizes revenue by group of product categories for Allegro products. The grouping of our products into these categories is based on the characteristics and functional specifications of individual products.

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Allegro Product Revenue:
Sensor ICs	$132,464	$152,069	$169,527	$83,735	$90,612
Analog Power ICs	115,588	109,768	126,679	62,500	57,873

Total Allegro Product Revenue	$248,052	$261,837	$296,206	$146,236	$148,485

The following table presents sales and other financial information by geographic regions. Sales to unaffiliated customers represent net sales originating in entities physically located in the identified geographic area. The prominent countries comprising Rest of Asia are Korea, Taiwan and Singapore. Property, plant and equipment is based upon the physical location of these assets.

	Fiscal Year Ended			Six Months Ended
	March 25,	March 31,	March 30,	September 29,	September 28,
	2005	2006	2007	2006	2007
				(unaudited)
	(in thousands)

Net Sales
United States of America	$72,729	$73,171	$96,062	$52,098	$48,793
United Kingdom	84,469	75,152	75,566	37,103	40,506
Japan	54,913	62,361	62,904	29,096	27,099
Hong Kong	19,335	26,467	32,383	15,175	16,236
Philippines	1,094	1,393	622	329	279
Rest of Asia	49,157	46,181	52,878	27,326	25,102
South America	679	330	326	117	374

Consolidated Net Sales	$282,376	$285,055	$320,741	$161,244	$158,389

Property, Plant and Equipment
United States of America	$52,245	$46,288	$47,687	$54,830	$50,710
United Kingdom	293	199	124	159	80
Philippines	31,946	37,957	42,433	34,680	40,805
Rest of Asia	6	64	46	7	51
South America	156	95	80	83	103

Consolidated Property, Plant and Equipment	$84,646	$84,603	$90,370	$89,759	$91,749

Allegro MicroSystems, Inc.

Notes to Consolidated Financial Statements — (Continued)

11.	Selected Quarterly Data (Unaudited)

Fiscal 2008 Quarters

	June 29,	September 28,
	2007	2007
	(in thousands)

Total net sales	$78,737	$79,652
Gross profit	24,870	25,967
Operating income	2,896	4,241
Net income	1,955	3,463
Basic earnings per common share	$0.08	$0.14
Diluted earnings per common share	$0.07	$0.13

Fiscal 2007 Quarters

	June 30,	Sept. 29,	Dec. 29,	March 30,
	2006	2006	2006	2007
		(in thousands)

Total net sales	$78,705	$82,539	$80,224	$79,273
Gross profit	27,740	29,618	27,542	28,013
Operating income	6,593	10,102	6,801	5,567
Net income	3,958	6,805	6,055	4,257
Basic earnings per common share	$0.16	$0.27	$0.24	$0.17
Diluted earnings per common share	$0.15	$0.26	$0.23	$0.16

Fiscal 2006 Quarters

	June 24,	Sept. 30,	Dec. 30,	March 31,
	2005	2005	2005	2006
		(in thousands)

Total net sales	$68,491	$67,329	$73,298	$75,937
Gross profit	21,012	22,080	23,321	24,592
Operating income	2,160	4,113	3,910	4,403
Net income	862	2,788	3,527	4,381
Basic earnings per common share	$0.03	$0.11	$0.14	$0.18
Diluted earnings per common share	$0.03	$0.11	$0.13	$0.17

12.	Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting Firm

On July 5, 2007, the Company’s board of directors approved an increase in authorized shares of common stock from 30,000,000 to 50,000,000 and a change in par value of common stock from $1.00 per share to $0.01 per share.

On November 13, 2007, the Company’s board of directors approved the 2007 Long-Term Incentive Plan (the “2007 Plan”). The Company has made available 1,850,000 shares of common stock for issuance under the 2007 Plan. The 2007 Plan provides for the grant of incentive stock options to eligible employees and for the grant of nonstatutory stock options, restricted stock awards, bonus stock awards and performance share awards to the Company’s board of directors, officers, employees and consultants.

LOGO

           Shares

Common Stock

PROSPECTUS
          , 2008

Joint Book-Running Managers

Lehman Brothers
Daiwa Securities America Inc.

Oppenheimer & Co. Inc.
Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the shares of Stock hereunder. All amounts shown are estimates, except the SEC registration fee, the National Association of Securities Dealers Inc. fee and the NASDAQ Global Select Market listing fee.

Amount to be Paid

SEC registration fee	$3,531
National Association of Securities Dealers Inc. fee	12,000
NASDAQ Global Select Market listing fee	*
Blue Sky fees and expenses	15,000
Accounting fees and expenses	*
Legal fees and expenses	*
Transfer agents fees and expenses	*
Printing and mailing	*
Miscellaneous	*

Total	*

*	To be provided by amendment.

Item 14.	Indemnification of Directors and Officers.

Our amended and restated certificate of incorporation and amended and restated by-laws provide for indemnification of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Section 145 of the Delaware General Corporation Law provides, among other things, that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal administrative or investigative, by reason of the fact that such person is or was our director or officer, or is or was serving at our request as our director, officer, employee, agent or trustee of another corporation, partnership, joint venture, trust or other entity against all expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding.

This indemnification provision may have the practical effect in certain cases of eliminating the ability of our stockholders to collect monetary damages from directors and officers. We believe this provision in our charter and by-laws is necessary to attract and retain qualified persons as directors and officers.

We maintain a general liability insurance policy which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.

In the underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain circumstances, us, our directors, our officers and persons who control us within the meaning of the Securities Act against certain liabilities.

Item 15.	Recent Sales of Unregistered Securities.

Since July 1, 2004, we have granted stock options to purchase 553,500 shares of common stock with the exercise price of $12.20 per share, to employees and consultants pursuant to our 2001 Stock Option Plan. Following this offering, we plan to grant stock options under our 2007 Long-Term Incentive Plan to each independent director. The offer, sale and issuance of these securities were exempt from registration under the Securities Act under Rule 701 in that the transactions were under compensatory benefit plans as provided under Rule 701. The grant of the stock options did not involve the use of an underwriter and no commissions were paid in connection with the grant of the stock options.

Item 16.	Exhibits and Financial Statement Schedules.

(a) Exhibits:

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation of the registrant.
3	.2**	Amended and Restated By-laws of the registrant.
4	.1*	Form of registrant’s Common Stock Certificate.
5	.1*	Opinion of Sidley Austin llp.
10	.1**	2001 Stock Option Plan and form of agreements thereunder.
10	.2**	2007 Long-Term Incentive Plan.
10	.3**	Executive Deferred Compensation Plan for the registrant.
10	.4**	Severance Agreement, dated March 30, 2001, between the registrant and Dennis H. Fitzgerald and Letter Agreement, dated June 27, 2003, between the registrant and Dennis H. Fitzgerald, entered in relation thereto.
10.5		Affiliation Agreement, dated October 3, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.6*†	Distribution Agreement Japan, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.7*†	Distribution Agreement, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.8*†	Sales Representative Agreement, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.9*†	Wafer Foundry Agreement, dated August 1, 2007, between the registrant and Polar Semiconductor, Inc.
10	.10*†	Joint Technology Development Agreement, effective as of September 13, 2007, among Polar Semiconductor, Inc., Sanken Electric Co., Ltd. and the registrant.
10	.11*†	Technology Development Agreement, dated November 6, 2001, between PolarFab, Inc. (now known as Polar Semiconductor, Inc.) and the registrant.
10	.12*†	Technology Transfer Agreement, dated November 30, 2002, between the registrant and Sanken Electric Co., Ltd.
10	.13**	Letter of Consent/Coexistence Agreement, dated October 3, 2006, between Cadence Design Systems, Inc. and the registrant.
10	.14**	Lease Agreement, dated August 19, 2003, between Airtight II, LLC and the registrant.
10	.15**	Contract of Lease, dated October , 2000, between the Government of the Republic of the Philippines and Allegro MicroSystems Philippines, Inc.
10	.16**	Contract of Lease, dated April 1, 2004, between Allegro MicroSystems Philippines Realty, Inc. and Allegro MicroSystems Philippines, Inc.
10	.17**	Loan Agreement, dated April 12, 2004, between the registrant and Sanken Electric Co., Ltd. and Memorandum, dated June 30, 2006, entered in relation thereto.
10	.18**	Loan Agreement, dated July 13, 2005, between the registrant and Sanken Electric Co., Ltd. and Memorandum, dated June 30, 2006, entered in relation thereto.
10	.19**	Loan Agreement, dated January 26, 2007, between the registrant and Sanken Electric Co., Ltd.
10	.20**	Loan Agreement, dated October 10, 2003, between Allegro MicroSystems Philippines, Inc. and Equitable PCI Bank.

Exhibit
Number		Description

10	.21**	Deed of Undertaking, dated October 10, 2003, entered by Allegro MicroSystems Philippines, Inc. and Allegro MicroSystems Philippines Realty, Inc. in favor of Equitable PCI Bank.
10	.22**	Mortgage, dated May 4, 2004, executed by Allegro MicroSystems Philippines, Inc. and Allegro MicroSystems Philippines Realty, Inc. in favor of Equitable PCI Bank.
10	.23*†	Agreement, dated December 28, 2006, among Sharp Corporation, Sanken Electric Co., Ltd. and the registrant.
10	.24*†	Agreement, dated December 28, 2006, between Sanken Electric Co., Ltd. and the registrant.
10	.25**	Executive Deferred Compensation Plan, as amended and restated as of October 1, 2007.
10.26		Severance Agreement, dated October 3, 2007, between the registrant and Dennis H. Fitzgerald.
10.27		Severance Agreement, dated October 3, 2007, between the registrant and Mark A. Feragne.
21	.1**	List of subsidiaries of the registrant.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Sidley Austin llp (included in Exhibit 5.1).
24	.1**	Powers of Attorney (see signature pages of Form S-1, dated August 8, 2007, and Amendment No. 1 to Form S-1, dated November 30, 2007).

*	To be filed by amendment.

**	Previously filed.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Allegro MicroSystems, Inc.

(b) Consolidated Financial Statements Schedules:

No financial statement schedules are provided because the information is shown either in the financial statements or the notes thereto.

Item 17.	Undertakings.

(1) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(2) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(3) The undersigned hereby undertakes that:

(a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) The undersigned registrant hereby undertakes:

(a) That, for the purpose of determining liability under the Securities Act to any purchaser, if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Worcester, State of Massachusetts, on January 29, 2008.

ALLEGRO MICROSYSTEMS, INC.

By:	/s/ DENNIS H. FITZGERALD
Name: Dennis H. Fitzgerald

Title:	President and Chief Executive Officer,
Director

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ DENNIS H. FITZGERALD Dennis H. Fitzgerald		President and Chief Executive Officer, Director (Principal Executive Officer)	January 29, 2008

/s/ MARK A. FERAGNE Mark A. Feragne		Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	January 29, 2008

* Sadatoshi Iijima		Chairman of the Board	January 29, 2008

* Kiyoshi Imaizumi		Director	January 29, 2008

* Hidejiro Akiyama		Director	January 29, 2008

* Yoshihiro Suzuki		Director	January 29, 2008

* Richard R. Lury		Director	January 29, 2008

* John H. MacKinnon		Director	January 29, 2008

*By:	/s/ DENNIS H. FITZGERALD Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
3	.1**	Amended and Restated Certificate of Incorporation of the registrant.
3	.2**	Amended and Restated By-laws of the registrant.
4	.1*	Form of registrant’s Common Stock Certificate.
5	.1*	Opinion of Sidley Austin llp.
10	.1**	2001 Stock Option Plan and form of agreements thereunder.
10	.2**	2007 Long-Term Incentive Plan.
10	.3**	Executive Deferred Compensation Plan for the registrant.
10	.4**	Severance Agreement, dated March 30, 2001, between the registrant and Dennis H. Fitzgerald and Letter Agreement, dated June 27, 2003, between the registrant and Dennis H. Fitzgerald, entered in relation thereto.
10.5		Affiliation Agreement, dated October 3, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.6*†	Distribution Agreement Japan, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.7*†	Distribution Agreement, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.8*†	Sales Representative Agreement, dated July 5, 2007, between Sanken Electric Co., Ltd. and the registrant.
10	.9*†	Wafer Foundry Agreement, dated August 1, 2007, between the registrant and Polar Semiconductor, Inc.
10	.10*†	Joint Technology Development Agreement, effective as of September 13, 2007, among Polar Semiconductor, Inc., Sanken Electric Co., Ltd. and the registrant.
10	.11*†	Technology Development Agreement, dated November 6, 2001, between PolarFab, Inc. (now known as Polar Semiconductor, Inc.) and the registrant.
10	.12*†	Technology Transfer Agreement, dated November 30, 2002, between the registrant and Sanken Electric Co., Ltd.
10	.13**	Letter of Consent/Coexistence Agreement, dated October 3, 2006, between Cadence Design Systems, Inc. and the registrant.
10	.14**	Lease Agreement, dated August 19, 2003, between Airtight II, LLC and the registrant.
10	.15**	Contract of Lease, dated October , 2000, between the Government of the Republic of the Philippines and Allegro MicroSystems Philippines, Inc.
10	.16**	Contract of Lease, dated April 1, 2004, between Allegro MicroSystems Philippines Realty, Inc. and Allegro MicroSystems Philippines, Inc.
10	.17**	Loan Agreement, dated April 12, 2004, between the registrant and Sanken Electric Co., Ltd. and Memorandum, dated June 30, 2006, entered in relation thereto.
10	.18**	Loan Agreement, dated July 13, 2005, between the registrant and Sanken Electric Co., Ltd. and Memorandum, dated June 30, 2006, entered in relation thereto.
10	.19**	Loan Agreement, dated January 26, 2007, between the registrant and Sanken Electric Co., Ltd.
10	.20**	Loan Agreement, dated October 10, 2003, between Allegro MicroSystems Philippines, Inc. and Equitable PCI Bank.
10	.21**	Deed of Undertaking, dated October 10, 2003, entered by Allegro MicroSystems Philippines, Inc. and Allegro MicroSystems Philippines Realty, Inc. in favor of Equitable PCI Bank.
10	.22**	Mortgage, dated May 4, 2004, executed by Allegro MicroSystems Philippines, Inc. and Allegro MicroSystems Philippines Realty, Inc. in favor of Equitable PCI Bank.
10	.23*†	Agreement, dated December 28, 2006, among Sharp Corporation, Sanken Electric Co., Ltd. and the registrant.
10	.24*†	Agreement, dated December 28, 2006, between Sanken Electric Co., Ltd. and the registrant.
10	.25**	Executive Deferred Compensation Plan, as amended and restated as of October 1, 2007.

Exhibit
Number		Description

10.26		Severance Agreement, dated October 3, 2007, between the registrant and Dennis H. Fitzgerald.
10.27		Severance Agreement, dated October 3, 2007, between the registrant and Mark A. Feragne.
21	.1**	List of subsidiaries of the registrant.
23.1		Consent of Ernst & Young LLP.
23	.2*	Consent of Sidley Austin llp (included in Exhibit 5.1).
24	.1**	Powers of Attorney (see signature pages of Form S-1, dated August 8, 2007, and Amendment No. 1 to Form S-1, dated November 30, 2007).

*	To be filed by amendment.
**	Previously filed.

†	Confidential treatment requested as to certain portions, which portions have been filed separately with the Securities and Exchange Commission by Allegro MicroSystems, Inc.